# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**

## FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2025**

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from            to**

**Commission File Number: 1-34354**

# ALTISOURCE PORTFOLIO SOLUTIONS S.A.

(Exact name of registrant as specified in its Charter)

| | |
|---|---|
| **Luxembourg** | **98-0554932** |
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |

**33, Boulevard Prince Henri**
**L-1724 Luxembourg**
**Grand Duchy of Luxembourg**
**(352) 2060 2055**

(Address and telephone number, including area code, of registrant's principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Trading Symbol | Name of each exchange on which registered |
|---|---|---|
| Common Stock, $0.01 par value per share | ASPS | The Nasdaq Stock Market LLC |
| Cash Exercise Stakeholder Warrants | ASPSZ | The Nasdaq Stock Market LLC |
| Net Settle Stakeholder Warrants | ASPSW | The Nasdaq Stock Market LLC |

Securities registered pursuant to Section 12(g) of the Act:
**None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.  Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company.  See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| | |
|---|---|
| Large accelerated filer ☐ | Accelerated filer            ☐ |
| Non-accelerated filer  ☑ | Smaller reporting company ☑ |
| | Emerging growth company ☐ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  Yes ☐ No ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).  Yes ☐ No ☑

The aggregate market value of the voting stock held by non-affiliates of the registrant as of June 30, 2025 was $32,444,904 based on the closing share price as quoted on the NASDAQ Global Select Market on that day and the assumption that all directors and executive officers of the Company are affiliates.  This determination of affiliate status is not necessarily a conclusive determination for any other purpose.

As of February 26, 2026, there were 11,276,236 outstanding shares of the registrant's common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Definitive Proxy Statement to be filed subsequent to the date hereof with the Securities and Exchange Commission pursuant to Regulation 14A in connection with the registrant's Annual Meeting of Shareholders to be held on May 20, 2026 are incorporated by reference into Part III of this report.  Such Definitive Proxy Statement will be filed with the Securities and Exchange Commission not later than 120 days after the conclusion of the registrant's fiscal year ended December 31, 2025.

**TABLE OF CONTENTS**

**ALTISOURCE PORTFOLIO SOLUTIONS S.A.**

**FORM 10-K**

# FORWARD-LOOKING STATEMENTS

*This Annual Report on Form 10-K and certain information incorporated herein by reference contain forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include all statements that are not historical fact, including statements that relate to, among other things, future events or our future financial/operating performance or financial condition. These statements may be identified by words such as "anticipate," "intend," "expect," "may," "could," "should," "would," "plan," "estimate," "seek," "believe," "potential" or "continue" or the negative of these terms and comparable terminology. Such statements are based on expectations as to the future and are not statements of historical fact. Furthermore, forward-looking statements are not guarantees of future performance and involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially. Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, but are not limited to, the risks discussed in Item 1A of Part I "Risk Factors." We caution you not to place undue reliance on these forward-looking statements which reflect our view only as of the date of this report. We are under no obligation (and expressly disclaim any obligation) to update or alter any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or change in events, conditions or circumstances on which any such statement is based.*

# PART I

*Except as otherwise indicated or unless the context requires otherwise "Altisource," the "Company," "we," "us" or "our" mean Altisource Portfolio Solutions S.A., a Luxembourg société anonyme, or public limited liability company, and its subsidiaries.*

## ITEM 1.    BUSINESS

### The Company

Altisource® is an integrated service provider and marketplace for the real estate and mortgage industries. Combining operational excellence with a suite of innovative services and technologies, Altisource helps solve the demands of the ever-changing markets we serve.

We are publicly traded on the NASDAQ Global Select Market under the symbol "ASPS." We are organized under the laws of the Grand Duchy of Luxembourg.

We have prepared our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP").

### Reportable Segments

Our reportable segments are as follows:

*Servicer and Real Estate* segment provides loan servicers and real estate investors with solutions and technologies that span the mortgage and real estate lifecycle. Within the Servicer and Real Estate segment we provide:

Solutions

Our Solutions business includes property preservation and inspection services, foreclosure trustee services, residential real estate renovation services, residential and commercial construction inspection and risk mitigation services, title insurance (as an agent) and settlement services, and real estate valuation services.

Marketplace

Our Marketplace business includes the Hubzu® online real estate auction platform, real estate brokerage and asset management services.

Technology and software-as-a-service ("SaaS") Products

Our Technology and SaaS Products business includes Equator® (a SaaS-based technology to manage real estate owned ("REO") and investor homes, short sales, foreclosure, bankruptcy and eviction processes), Vendorly Invoice (a vendor invoicing and payment system), RentRange® (a single and multi-family rental data, analytics and rent-based valuation solution) and REALSynergy® (a commercial loan servicing platform).

*Origination* segment provides originators with solutions and technologies that span the mortgage origination lifecycle. Within the Origination segment we provide:

### Lenders One

Our Lenders One business includes management services provided to the Best Partners Mortgage Cooperative, Inc., doing business as Lenders One® ("Lenders One"), and certain loan manufacturing and capital markets solutions provided to the members of the Lenders One cooperative.

### Solutions

Our Solutions business includes loan fulfillment services, real estate valuation services, title insurance (as an agent) and settlement services, and insurance services.

### Technology and SaaS Products

Our Technology and SaaS Products business includes Vendorly Monitor (a vendor management platform), Lenders One Loan Automation ("LOLA") (a marketplace to order services and a tool to automate components of the loan manufacturing process) and TrelixAI™ (technology to manage the workflow and automate components of the loan fulfillment and pre and post-close quality control).

*Corporate and Others* includes interest expense and costs related to corporate functions including executive, infrastructure and certain technology groups, finance, law, compliance, human resources, vendor management, facilities, risk management and eliminations between reportable segments.

We classify revenue in three categories: service revenue, revenue from reimbursable expenses and non-controlling interests. In evaluating our performance, we focus on service revenue. Service revenue consists of amounts attributable to our fee-based services. Reimbursable expenses and non-controlling interests are pass-through items for which we earn no margin. Reimbursable expenses consist of amounts we incur on behalf of our customers in performing our fee-based services that we pass directly on to our customers without a markup. Non-controlling interests represent the earnings of Lenders One. Lenders One is a mortgage cooperative managed, but not owned, by Altisource. The Lenders One members' earnings are included in revenue and reduced from net income (loss) to arrive at net income (loss) attributable to Altisource.

## 2025 Highlights

Company, Corporate and Financial:

- Grew service revenue by $10.9 million, or 7%, to $161.3 million in 2025 compared to 2024

- Full year 2025 loss before income taxes and non-controlling interest of $14.1 million was an $18.7 million improvement compared to full year 2024

- Full year 2025 net income attributable to Altisource of $1.6 million was a $37.3 million improvement compared to the full year 2024

- Full year 2025 diluted earnings per share of $0.15 was a $10.14 improvement compared to the full year 2024

- Ended the year with $26.6 million of cash and cash equivalents

- On February 19, 2025, the Company executed and closed an exchange transaction with 100% of lenders under the Company's senior secured term loans whereby the lenders exchanged the Company's senior secured term loans with an outstanding balance of $232.8 million for a $160.0 million new first lien loan and the issuance of approximately 7.3 million common shares of Altisource (collectively, the "Debt Exchange Transaction"); the new first lien loan is comprised of a $110.0 million term loan and a $50.0 million non-interest bearing exit fee which is reduced on a pro-rata basis with the repayment of the term loan

- On February 19, 2025, Altisource also executed and closed on a $12.5 million super senior credit facility to fund transaction costs related to the Debt Exchange Transaction and for general corporate purposes (the "Super Senior Facility Transaction")

- On April 3, 2025, in connection with the Debt Exchange Transaction, the Company distributed 70.5 million warrants to purchase approximately 14.3 million shares of Altisource common stock for $9.5998 per share

- On a pro forma basis, the Debt Exchange Transaction and the Super Senior Facility Transaction (a) reduce annual cash and payment-in-kind interest by approximately $18 million to $13 million, (b) reduce annual GAAP interest expense by $23 million to approximately $9.5 million and (c) extend the maturity dates of the Company's senior secured debt

- During the second quarter of 2025, Management concluded that certain of its India tax positions for several years were more likely than not to be sustained based on current quarter developments. As a result, the Company recognized a net income tax benefit of $17.7 million, comprised of a $9.6 million reversal of its reserve for uncertain tax positions related to its India operations and a $9.0 million reversal of associated accrued interest, partially offset by related Mauritius Income tax expense of $0.9 million

- On May 28, 2025, Altisource effected a consolidation of its shares (also known as a reverse stock split) at a ratio of 1-for-8 (the "Share Consolidation"). As a result of the Share Consolidation, every eight shares of common stock outstanding immediately prior to effectiveness of the Share Consolidation were combined and converted into one share of common stock, reducing the total number of issued and outstanding shared from 88,129,766 to 11,116,220. No fractional shares were issued in connection with the Share Consolidation. Instead, shareholders received cash in lieu of fractional shares, based on the closing price of Altisource's common stock on May 27, 2025. All share and per share amounts and exercise prices of stock options and warrants in this Form 10-K have been retroactively adjusted to reflect the Share Consolidation for all periods presented

Business and Industry:

- Generated 2025 sales wins which we estimate represent potential annualized service revenue on a stabilized basis of $20.6 million for the servicer and Real Estate segment and $20.9 million for the Origination segment

- Primarily from fourth quarter 2025 sales wins in the Servicer and Real Estate segment, significantly grew Hubzu foreclosure auction and REO inventory, reducing the percentage of total Hubzu assets from Rithm Capital Corp, ("Rithm") to 7.7% of total inventory as of February 15, 2026

| (in thousands) | February 15, 2026 | September 30, 2025 | % Change |
|---|---|---|---|
| Foreclosure Auction Inventory[5] | 10.1 | 4.0 | 154 % |
| REO Inventory - Customers other than Rithm | 2.4 | 0.7 | 230 % |
| REO Inventory - Rithm | 1.0 | 1.0 | 5 % |
| Total Hubzu Inventory | 13.5 | 5.7 | 137 % |

- Ended 2025 with a weighted average sales pipeline between $30.4 million and $38.0 million of potential estimated annual revenue on a stabilized basis based upon forecasted probability of closing (comprised of between $17.1 million and $21.4 million in the Servicer and Real Estate segment and between $13.2 million and $16.6 million in the Origination segment)

- Industrywide foreclosure initiations were 25% higher in 2025 compared to the same period in 2024 (although still 19% lower than the same pre-COVID-19 period in 2019)

- Industrywide foreclosure sales were 17% higher in 2025 compared to the same period in 2024 (although still 45% lower than the same pre-COVID-19 period in 2019)

- Industrywide mortgage origination unit volume increased by 19% in 2025 compared to 2024, comprised of a 2% decline in purchase origination and a 92% increase in refinance origination

**Customers**

*Overview*

Our customers include large financial institutions, government-sponsored enterprises ("GSEs"), banks, asset managers, servicers, real estate and mortgage investors, property management firms, real estate brokerages, insurance companies, mortgage bankers, originators, correspondent and private money lenders.

*Customer Concentration*

Onity

Onity Group Inc. (together with its subsidiaries, "Onity") is a residential mortgage loan servicer of mortgage servicing rights ("MSRs") it owns, including those MSRs in which others have an economic interest, and a subservicer of loans owned by others.

During the year ended December 31, 2025, Onity was our largest customer, accounting for 42% of our total revenue. Onity purchases certain mortgage services from us under the terms of services agreements and amendments thereto (collectively, the "Onity Services Agreements") with terms extending through August 2030. Certain of the Onity Services Agreements contain a "most favored nation" provision and also grant the parties the right to renegotiate pricing, among other things.

Revenue from Onity primarily consists of revenue earned from the loan portfolios serviced and subserviced by Onity when Onity engages us as the service provider, and revenue earned directly from Onity, pursuant to the Onity Services Agreements. For the years ended December 31, 2025 and 2024, we recognized revenue from Onity of $72.3 million and $70.4 million, respectively. Revenue from Onity as a percentage of segment and consolidated revenue was as follows:

|  | 2025 | 2024 |
| --- | --- | --- |
| Servicer and Real Estate | 54 % | 55 % |
| Origination | 0 % | 0 % |
| Corporate and Others | — % | — % |
| Consolidated revenue | 42 % | 44 % |

We earn additional revenue related to the portfolios serviced and subserviced by Onity when a party other than Onity or the MSR owner selects Altisource as the service provider. For the years ended December 31, 2025 and 2024, we recognized $7.7 million and $9.6 million, respectively, of such revenue. These amounts are not included in deriving revenue from Onity and revenue from Onity as a percentage of revenue discussed above.

As of December 31, 2025, accounts receivable from Onity totaled $5.1 million, $2.6 million of which was billed and $2.5 million of which was unbilled. As of December 31, 2024, accounts receivable from Onity totaled $4.4 million, $3.1 million of which was billed and $1.3 million of which was unbilled.

Rithm

Rithm Capital Corp. (individually, together with one or more of its subsidiaries or one or more of its subsidiaries individually, "Rithm") is an asset manager focused on the real estate and financial services industries.

Onity has disclosed that Rithm is one of its largest servicing clients. As of December 31, 2025, Onity reported that approximately 10% of loans serviced and subserviced by Onity (measured in unpaid principal balance ("UPB")) and approximately 50% of all delinquent loans that Onity services were related to Rithm MSRs or rights to MSRs (the "Subject MSRs"). In November 2025, Onity disclosed that it had received notification from Rithm that Rithm does not intend to renew its subservicing agreements with Onity effective January 31, 2026.

Rithm purchased brokerage services for REO exclusively from us, irrespective of the subservicer, subject to certain limitations, for certain MSRs set forth in and pursuant to the terms of a Cooperative Brokerage Agreement, as amended, and related letter agreement (collectively, the "Rithm Brokerage Agreement") through August 2025. The Rithm Brokerage Agreement expired on August 31, 2025. At Rithm's discretion, Altisource has continued to manage REO and receive referrals with limited exceptions from portfolios subject to the Rithm Brokerage Agreement despite the expiration of the Rithm Brokerage Agreement. In addition, Rithm also purchases property inspection, preservation and other services from us.

For the years ended December 31, 2025 and 2024, we recognized revenue from Rithm of $4.2 million and $2.3 million, respectively, under the Rithm Brokerage Agreement. For the years ended December 31, 2025 and 2024, we recognized additional revenue of $9.6 million and $10.8 million, respectively, relating to the Subject MSRs when a party other than Rithm selects Altisource as the service provider.

Other

Our services are provided to customers predominantly located in the United States.

**Sales and Marketing**

We believe our sales and marketing team has extensive relationship management and industry experience. These individuals cultivate and maintain relationships throughout the industry sectors we serve. We sell our suite of services to mortgage servicers, mortgage originators, GSEs, buyers and sellers of homes for investment use and financial services firms.

Our primary sales and marketing focus areas are to:

- Expand relationships with existing customers by cross-selling additional services and increasing market share of existing services we provide. We believe our customer relationships represent meaningful growth opportunities for us
- Develop new customer relationships by leveraging our comprehensive suite of services, performance and controls. We believe there are meaningful growth opportunities to sell our suite of services to new customers

Given the highly regulated nature of the industries we serve, and the comprehensive purchasing process that our institutional customers and prospects follow, the time and effort we spend in expanding relationships or winning new relationships is significant.  For example, it can often take more than one year from the request for proposal or qualified lead stage to the selection of Altisource as a service provider.  Furthermore, following the selection of Altisource, it is not unusual for it to take an additional six to twelve months or more to negotiate the services agreement(s), complete the implementation procedures and begin receiving referrals.

## Intellectual Property and Data

We rely on a combination of contractual restrictions, internal security practices, trademarks and copyrights to establish and protect our trade secrets, intellectual property, software, technology and expertise.  We also own or, as we deem necessary and appropriate, have obtained licenses from third parties to intellectual property relating to our services, processes and businesses.  These intellectual property rights are important factors in the success of our businesses.

As of December 31, 2025, we hold registered trademarks in a number of jurisdictions including the United States, the European Union ("EU"), India and four other jurisdictions. These trademarks are generally renewable indefinitely, subject to continued use in commerce.

We strive to actively protect our rights and intend to continue our policy of taking measures we deem reasonable and necessary to develop and protect our trademarks, copyrights, trade secrets and other intellectual property rights.

In addition, we may make use of data in connection with certain of our services.  This data generally relates to mortgage information, real property information and consumer information.  We gather this data from a variety of third party sources, including from governmental entities and, subject to licensed usage rights, we use this data in connection with the delivery of certain of our services, including combining it with proprietary data we generate to further enhance data and metrics in connection with our services.

## Market and Competition

We sell our suite of services to mortgage servicers, mortgage originators, GSEs, buyers and sellers of homes for investment use and financial services firms.  The mortgage and real estate markets are very large and are influenced by macroeconomic factors such as credit availability, interest rates, home prices, inflation, unemployment rates, consumer confidence, natural disasters and pandemics, and responses to such factors.

The markets for services provided to mortgage servicers and mortgage originators are highly competitive and generally consist of national companies, in-house providers and a large number of regional and local providers.  We typically compete based upon product and service awareness and offerings, product performance and service delivery, quality and control environment, technology integration and support, national coverage, price, financial strength, reputation and customer service.

The markets for services provided to buyers and sellers of homes for investment are highly competitive and generally consist of several national companies, a large number of regional and local providers and start-up companies.  We typically compete based upon product and service awareness and offerings, product performance and service delivery, national coverage, ease of transacting, price, quality and control environment, technology integration and support, reputation, customer service and personal service.

We cannot determine our market share with certainty, but believe for mortgage servicers we have a modest share of the market, and for the others we have a relatively small market share.

## Debt and Equity Transactions

In April 2018, Altisource Portfolio Solutions S.A. and its wholly-owned subsidiary, Altisource S.à r.l. (the "Borrower"), entered into a credit agreement with Morgan Stanley Senior Funding, Inc., as administrative agent and collateral agent, and certain lenders (the "Credit Agreement").  Under the Credit Agreement, Altisource borrowed $412 million in the form of senior secured term loans (the "SSTL").  Effective February 14, 2023, Altisource Portfolio Solutions S.A. and Altisource S.à r.l. entered into Amendment No. 2 to the Credit Agreement (as amended by Amendment No. 2, the "Amended Credit Agreement").

On February 18, 2025, the Company's shareholders approved an increase in the number of authorized shares of Altisource Portfolio Solutions S.A. common stock ("common stock") from 100 million to 250 million, a decrease in the par value of the Company's common stock from $1.00 to $0.01 and an increase the number of shares of common stock reserved for issuance under the Equity Plan from approximately 1.5 million to approximately 2.0 million.

On February 18, 2025, the Lenders exercised Penny Warrants for approximately 1.5 million shares of common stock.

On February 19, 2025, Altisource Portfolio Solutions S.A. and the Borrower entered into agreements with 100% of the lenders under the SSTL (the "Lenders") under the Amended Credit Agreement. Under these agreements, the Lenders exchanged the SSTL with an outstanding balance of $232.8 million for a $160.0 million new first lien loan facility (the "New Facility") and 7.3 million shares of common stock (the "Debt Exchange Shares"). The New Facility is comprised of a $110.0 million interest-bearing loan (the "New Debt") and a $50.0 million non-interest-bearing exit fee (the "Exit Fee"). The following is a summary of certain terms of the New Facility.

The payment of all amounts owing by the Borrower under the New Facility is guaranteed by Altisource Portfolio Solutions S.A. and certain of its wholly-owned subsidiaries (the "Guarantors") and is secured by a lien on substantially all of the assets of the Borrower, Altisource Portfolio Solutions S.A. and the other Guarantors, subject to certain exceptions. The liens securing the New Facility are junior to the liens securing the Super Senior Facility (defined below) pursuant to, and as set forth in, an intercreditor agreement.

On February 19, 2025, Altisource Portfolio Solutions S.A. and the Borrower also entered into a $12.5 million super senior credit facility (the "Super Senior Facility") to fund transaction costs related to the 2025 debt and equity transactions described above (collectively, the "Transactions") and for general corporate purposes. The following is a summary of certain terms of the Super Senior Facility:

- The maturity date of the Super Senior Facility is February 19, 2029
- The original issue discount on the Super Senior Facility is 10.0%
- The interest rate on the Super Senior Facility is SOFR plus 6.50% with a 3.50% SOFR floor
- Beginning with the fiscal year ending December 31, 2025, the lesser of (a) 75% of the aggregate Consolidated Excess Cash Flow (as defined in the Super Senior Facility) for the most recently ended fiscal year of the Company for which financial statements have been delivered and (b) such amount which, immediately after giving effect to such repayment, would result in the Company having no less than $30 million of total cash on its balance sheet, shall be applied first to the prepayment of the Super Senior Facility and, second, to the prepayment of the New Facility

On February 19, 2025, Altisource entered into an agreement to terminate the $15.0 million revolving credit facility with STS Master Fund, Ltd, an investment fund managed by Deer Park Road Management Company, L.P., a related party.

On April 3, 2025, the Company distributed 70.5 million warrants to purchase approximately 14.3 million shares of Altisource common stock for $9.5998 per share (the "Stakeholder Warrants"). The distribution of Stakeholder Warrants was contingent upon, among other things, approval of the distribution by the Company's shareholders and the consummation of the Debt Exchange Transaction (such conditions, collectively, the "Distribution Conditions"). The Distribution Conditions were satisfied during the quarter ended March 31, 2025.

Fifty percent of the Stakeholder Warrants will expire on April 2, 2029 and require settlement through the cash payment to the Company of the exercise price of such Stakeholder Warrant ("Cash Exercise Stakeholder Warrants"). Fifty percent of the Stakeholder Warrants will expire on April 30, 2032 and require settlement through the forfeiture of shares of common stock to the Company equal to the exercise price of such Stakeholder Warrants ("Net Settle Stakeholder Warrants"). Each Cash Exercise Stakeholder Warrant is exercisable for 0.20313 shares of our common stock ("Cash Exercise Stakeholder Warrant Shares"). Each Net Settle Stakeholder Warrant is exercisable for 0.20313 shares of our common stock ("Net Settle Stakeholder Warrant Shares" and, collectively with the Cash Exercise Stakeholder Warrant Shares, the "Stakeholder Warrant Shares"). The Stakeholder Warrants became exercisable pursuant to their term on July 28, 2025.

The Stakeholder Warrants are listed on the NASDAQ Global Select Market and began trading on May 7, 2025. The Cash Exercise Stakeholder Warrants trade under the symbol "ASPSZ" and the Net Settle Stakeholder Warrants trade under the symbol "ASPSW".

**Employees**

As of December 31, 2025, we had the following number of employees:

| | United States | India | Uruguay | Luxembourg | Consolidated Altisource |
|---|---|---|---|---|---|
| Total employees | 204 | 942 | 82 | 8 | 1,236 |

**Seasonality**

Certain of our revenues can be impacted by seasonality. More specifically, revenues from property sales, loan originations and certain property preservation services in field services typically tend to be at their lowest level during the fall and winter months and at their highest level during the spring and summer months. Current economic conditions, residential mortgage default rates and interest rates may impact historical revenue patterns.

**Government Regulation**

Our business and the business of our customers are or may be subject to extensive scrutiny and regulation by federal, state and local governmental authorities including the Federal Trade Commission ("FTC"), the Consumer Financial Protection Bureau ("CFPB"), the Securities and Exchange Commission ("SEC"), the Department of Housing and Urban Development ("HUD"), the Treasury Department, various federal and state banking, financial and consumer regulators and the state and local agencies that license or oversee certain of our auction, real estate brokerage, title insurance agency, appraisal management, valuation, property preservation and inspection, mortgage and debt collection, trustee, mortgage origination underwriter and broker, property and asset management, insurance and credit report reselling services. We also must comply with a number of federal, state and local laws, which may include, among others:

- the Americans with Disabilities Act ("ADA");
- the Bank Secrecy Act;
- the California Homeowner Bill of Rights ("CHBR");
- the Controlling the Assault of Non-Solicited Pornography And Marketing Act ("CAN-SPAM");
- the Equal Credit Opportunity Act ("ECOA");
- the Fair and Accurate Credit Transactions Act ("FACTA");
- the Fair Credit Reporting Act ("FCRA");
- the Fair Housing Act;
- the Federal Trade Commission Act ("FTC Act");
- the Gramm-Leach-Bliley Act ("GLBA");
- the Home Affordable Refinance Program ("HARP");
- the Home Mortgage Disclosure Act ("HMDA");
- the Home Ownership and Equity Protection Act ("HOEPA");
- the National Housing Act;
- the New York Real Property Actions and Proceedings Law ("RPAPL");
- the Real Estate Settlement Procedures Act ("RESPA");
- the Secure and Fair Enforcement for Mortgage Licensing ("SAFE") Act;
- the Servicemembers Civil Relief Act ("SCRA");
- the Telephone Consumer Protection Act ("TCPA");
- the Truth in Lending Act ("TILA");
- Unfair, Deceptive or Abusive Acts and Practices statutes ("UDAAP"); and
- Applicable state laws addressing consumer data privacy, use or disclosure.

In addition, an increasing number of U.S. states (including California, Virginia, Colorado, Connecticut, Texas and others) have enacted comprehensive privacy, data-governance, automated-decision-making, and consumer-rights laws, with additional states adopting similar laws each year. These laws impose requirements relating to data-minimization, consent, sensitive-data handling, individual rights requests, data-protection assessments, and restrictions on certain automated decision-making practices.

In addition to federal and state laws regarding privacy, data security and processing, and automated decision-making practices, we are also subject to legal requirements concerning data protection and processing and use of artificial intelligence in the countries in which we operate. Additionally, certain of our entities are or may be subject to the EU General Data Protection Regulation ("GDPR"). The European Union has also adopted the EU Artificial Intelligence Act, which imposes obligations on providers and deployers of certain artificial intelligence systems based on risk classification. Depending on the nature of the Company's technology or services used within the EU, additional governance, documentation, testing, or oversight requirements may apply.

We are also subject to the requirements of the Foreign Corrupt Practices Act ("FCPA") and comparable foreign laws due to our activities in foreign jurisdictions.

Legal requirements can and do change as statutes and regulations are enacted, promulgated or amended. One such enacted regulation is the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act"). The Dodd-Frank Act is extensive and includes reform of the regulation and supervision of financial institutions, as well as the regulation of derivatives, capital market activities and consumer financial services. The Dodd-Frank Act, among other things, created the CFPB, a federal entity responsible for regulating consumer financial services and products. Title XIV of the Dodd-Frank Act contains the Mortgage Reform and Anti-Predatory Lending Act ("Mortgage Act"). The Mortgage Act imposes a number of additional requirements on lenders and servicers of residential mortgage loans by amending and expanding certain existing regulations. The interpretation or enforcement by regulatory authorities of applicable laws and regulations also may change over time. In addition, the creation of new regulatory authorities or changes in the regulatory authorities overseeing applicable laws and regulations may also result in changing interpretation or enforcement of such laws or regulations.

Our failure or the failure of our customers or vendors to comply with applicable laws or regulations or changing interpretation of such laws or regulations could subject the Company to criminal or civil liability, significant penalties, fines, settlements, costs and consent orders affecting us or our customers that may curtail or restrict the business as it is currently conducted and could have a material adverse effect on our financial condition or results of operations.

Furthermore, certain of our services are provided at the direction of, and pursuant to, the identified requirements of our customers. The failure of our customers to properly identify or account for regulatory requirements applicable to such services could expose us to significant penalties, fines, settlements, costs and consent orders that could have an adverse effect on our financial condition or results of operations.

We are subject to licensing and regulation as a provider of certain services including, among others, auction, real estate brokerage, title insurance agency, appraisal management, valuation, property preservation and inspection, mortgage and debt collection, trustee, mortgage origination underwriter and broker, property and asset management, insurance and credit report reselling services in a number of jurisdictions. Our employees and subsidiaries may be required to be licensed by or registered with various jurisdictions for the particular type of service sold or provided and to participate in regular continuing education programs. Periodically, we are subject to audits, examinations and investigations by federal, state and local governmental authorities and receive subpoenas, civil investigative demands or other requests for information from such governmental authorities in connection with their regulatory or investigative authority. Due to the inherent uncertainty of such actions, it is often difficult to predict the potential outcome or estimate any potential financial impact in connection with any such inquiries.

**Available Information**

We file Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other information with the SEC. These filings are available to the public on the SEC's website at *www.sec.gov*.

Our principal Internet address is *www.altisource.com.* We are providing the address to our website solely for the information of investors. The information contained on, or accessible through, our website is not a part of, nor is it incorporated by reference into this Form 10-K. We promptly make the reports we file or furnish with the SEC, corporate governance information (including our Code of Business Conduct and Ethics), select press releases and other related information available on this website.

**ITEM 1A.   RISK FACTORS**

The following risk factors and other information included in this Annual Report on Form 10-K should be carefully considered. The risks and uncertainties described below address the most material risks of which we are currently aware but are not the only ones we face. Therefore, the following risk factors should not be considered a complete list of potential risks that we may face.

Any risk factor described in this Annual Report on Form 10-K or in any of our other SEC filings, or any risk not currently known to us or that we currently anticipate to be immaterial, may, by itself or together with other factors, materially adversely affect our business, reputation, prospects, competitive position, liquidity, results of operations, capital position, or financial condition, including by materially increasing our expenses or decreasing our revenues or profits, which could result in material losses. If any of these risks materialize, they could negatively impact the trading price of our common stock and investors could lose all or part of their investment in our common stock.

While insurance coverage may help address certain risks that result in losses, recovery under our insurance policies may not be available or sufficient to compensate for damages, expenses, fines, penalties, and other losses we may incur as a result of these and other risks.

In this ITEM 1A unless the context otherwise clearly indicates, references to our "services" include any services, products or solutions provided, or made available by us.

**Summary**

- We derive a significant portion of revenue from Onity and Rithm. The Rithm Brokerage Agreement expired on August 31, 2025 and was not renewed. Separately, Rithm notified Onity of termination of its subservicing agreement effective January 31, 2026. Any material reduction in referrals, MSR volumes or scope of services, or termination by either customer, would adversely affect our revenue, liquidity and financial condition.

- Technology failures or intellectual property disputes could disrupt operations, impair service delivery and increase costs or regulatory exposure.

- Cyberattacks, ransomware, data breaches, AI exploitation or other security incidents could disrupt operations, expose us to liability, penalties or litigation and materially harm our financial condition and reputation. Insurance may be unavailable or insufficient.

- Failure to prevent or detect fraudulent activity could result in financial loss, liability and reputational harm.

- Unauthorized access, disclosure or processing of proprietary or personal information, or non-compliance with privacy, data protection, AI or notification laws, could result in investigations, fines, litigation and significant costs.

- Business interruptions, pandemics, governmental shutdowns or system failures may not be adequately addressed by our continuity and recovery plans, resulting in operational or compliance disruptions.

- Formation of a stockholder ''group,'' change-of-control events or certain business sales may trigger termination or default rights under material agreements, limiting strategic flexibility.

- Certain economic or housing market conditions adverse to our businesses could reduce demand for certain of our services.

- Government shutdowns or funding lapses affecting courts or agencies could delay foreclosures and REO activity, reduce volumes and impair performance metrics.

- Failure to adapt to technological change, regulatory developments or customer consolidation may reduce demand or competitiveness.

- Restrictions on online foreclosure or REO auctions could negatively impact our auction and brokerage revenues.

- Changes reducing the frequency or requirement for default or origination services may decrease demand for certain of our services.

- Reduced foreclosures, constrained REO supply, buyer participation limits or inability to meet contractual performance metrics could adversely affect our default and related services.

- Changes to brokerage commissions, auction fees or other transaction compensation structures could reduce revenues.

- Anticipated sales from awarded contracts or pipeline opportunities may not materialize or may be delayed.

- Our remote work environment may reduce productivity, impair controls and increase cybersecurity, tax and regulatory risks.

- Reliance on vendors exposes us to service failures, pricing increases, compliance deficiencies and potential liability for vendor misconduct.

- Reclassification of contractors as employees could result in taxes, penalties and increased compensation costs.

- Loss of key directors, executives or personnel, or difficulty attracting leadership in Luxembourg, could adversely affect operations.

- Failure to attract and retain skilled and licensed employees could impair service delivery and growth.

- International operations expose us to political, economic, corruption, sanctions, trade and labor risks.

- We do not expect to pay cash dividends; stockholder returns depend on stock appreciation.

- Our relatively small market capitalization may increase stock volatility, limit liquidity and restrict access to capital or analyst coverage.

- Issuance of additional shares, exercise of warrants or vesting of equity awards could dilute stockholders and affect trading prices.

- The market price and trading volume of our common stock and Stakeholder Warrants have been and may remain volatile, and significant resales could increase volatility or lead to litigation.

- Public float limitations restrict our use of Form S-3 and may impair our ability to raise capital efficiently.

- Significant ownership by lender stockholders may create conflicts.

- Insufficient cash flow, limited capital access or reduced borrowing capacity could impair liquidity and strategic flexibility.

- Our indebtedness, variable interest rates, mandatory prepayments and covenant restrictions limit financial flexibility and increase sensitivity to performance.
- Failure to comply with loan covenants could result in default, acceleration and enforcement against collateral.
- We may be unable to repay or refinance debt at maturity on favorable terms or at all.
- Luxembourg net operating loss may expire unused, and changes in tax laws, audits or transfer pricing determinations could result in additional taxes, interest, penalties and reduced realization of deferred tax assets. Impairment of goodwill or intangible assets could require write-downs and reduce earnings.
- Loss, misappropriation or insolvency of financial institutions holding our cash or escrow funds could result in unrecoverable losses.
- Currency exchange rate fluctuations could increase costs and reduce profitability.
- As a Luxembourg company, stockholder rights differ from those of U.S. companies, enforcement of judgments may be difficult, and Luxembourg requirements may increase compliance burdens and limit operational flexibility. Challenges to Luxembourg tax treatment or interpretations could result in additional liabilities.
- Changes in trade, tariff or cross-border tax policies affecting foreign service providers could increase costs or reduce competitiveness.
- Extensive and evolving regulation may require operational changes and expose us to audits, penalties or litigation.
- Loss or suspension of required licenses could restrict our ability to provide services.
- Violations by customers in selecting or using our services could expose us to liability.
- Allegations of legal violations or litigation could result in penalties, customer loss or operational restrictions.

## Risks Related to Our Business and Operations

*We earn a significant portion of our revenue in connection with providing services to two customers.*

A significant portion of our revenue is earned from providing services to Onity and Rithm.  The Rithm Brokerage Agreement expired on August 31, 2025 and was not renewed. Rithm has no contractual obligation to continue to use Altisource for REO management or provide referrals. However, following the expiration of the Rithm Brokerage Agreement, Rithm has continued to provide discretionary referrals with limited exceptions.  Any reduction or cessation would negatively affect related brokerage and ancillary revenue. Additionally, Rithm notified Onity that it is terminating their subservicing agreement effective January 31, 2026. If Rithm were to remove Onity as its subservicer, we would experience a reduction in the volume of services provided to Onity which would negatively impact our business, results of operations, liquidity, and financial condition. If either party substantially reduces the scope or volume of services acquired from us or otherwise ceases using us as a vendor, it would negatively impact our business, results of operations, liquidity, and financial condition.  For example, we could experience a reduction in scope or volume of business as a direct or indirect result of the existence or outcome of regulatory matters impacting one or more of these clients, a reduction in the MSRs for which Onity acts as a servicer or subservicer or controls the rights to designate service providers, or a change in the contractual relationship between Altisource and Onity.  In addition, providing services to these customers affords us the opportunity to provide certain services to third parties and the loss of these customers or reduction in the quantity of services provided to these customers would also result in the loss or reduction of these additional revenue streams.  For example, we may have the opportunity to earn commissions or fees from, or we may be able to provide on-line auction services, title insurance and escrow services, or other services to, buyers on certain real estate transactions, and the loss or reduction in the number of these customers would also prevent us from offering these additional services related to the underlying transaction.  Customer concentration also exposes us to concentrated credit risk, as a significant portion of our accounts receivables may be from one or both of these customers.

If the characteristics of the portfolios of properties on which we provide services for either of these customers were to change, for example to become less delinquent, more rural or lower value, this could impact the type and volume of services that we provide, increase our costs of doing business, or reduce the value of commissions or fees we earn.

Our business concentration or relationships with these two customers may be viewed as a risk or otherwise negatively by other customers or potential customers, impeding our efforts to retain customers or obtain new customers.

*Technology disruptions, failures, defects, inadequacies, delays, difficulties in implementing technology modifications, acts of vandalism, the introduction of harmful code or intellectual property disputes could damage our business operations and relationships with clients and stakeholders, and increase our costs.*

We rely on critical technology to provide certain of our services, including our proprietary platforms such as Hubzu real estate marketing, Equator, Equator.com, LOLA, Keystone, REALSynergy, RentRange, Trelix Connect, Vendorly®, and others . Certain of these technologies incorporate licensed open source and third-party code or may be created or maintained using artificial intelligence, low-code, or similar techniques, each of which carry inherent risks. Any material defect, outage, data integrity issue, or required redesign could disrupt our services and negatively impact revenue and customer relationships. The use of outdated, unsupported, unpatched, misconfigured, or improperly licensed components or third-party libraries could expose us to cybersecurity vulnerabilities, operational failures, service disruptions, business interruptions, or intellectual-property disputes.

We also depend on access to critical third-party technology and data sources, including MLS feeds, GSE systems, application programming interfaces (APIs), and consumer credit-reporting data. Loss, restriction, degradation, or increased cost of access to any such technology or data sources could impair our ability to perform services, meet contractual or regulatory requirements, satisfy service-level expectations, or retain customers

The integration of artificial intelligence into our services and operations introduces distinct risks, including operational failures unrelated to malicious misuse, training-data vulnerabilities, transparency and explainability obligations, automated-decision-making restrictions, and emerging state and federal artificial intelligence governance requirements. Failure to manage these risks could result in defective outputs, disclosure of proprietary or personal information, operational failures, regulatory scrutiny, customer disputes, or litigation.

We also leverage third-party technology to provide certain of our services, including using third-party order-management and billing technology, and using third-party technology to access data or take actions, such as governmental filings, and externally hosted and managed data centers and operating environments. Our reliance on one or more major cloud-service providers for hosting, storage, and processing creates concentration risk. Outages, service limitations, pricing increases, security failures, or termination of services by these providers could disrupt our operations, impair service delivery, increase costs, or require significant time and investment to migrate to alternative environments. Any such event could negatively impact our business, customer relationships, or results of operations.

Many of our services and processes require effective interoperation with internal and external technology platforms, data feeds, services and other systems. Failures in such interoperation may result in service disruptions, service level agreement breaches, regulatory exposure, or other negative impact on our operations and the operations of our customers. Our customers may require modifications to the services we provide to them to manage the volume and complexity of or laws or regulations applicable to their businesses, or to interoperate with other systems, which modifications may be unfeasible, unsuccessful, costly or time-consuming to implement, or may create disruptions in our provision of systems to customers. Our customers may refuse to agree to modifications to technology or infrastructure services which we provide or which interoperate with the technology or infrastructure services we provide and we believe are desirable to improve the reliability, performance, efficiency or cost in delivering services. Additionally, the improper implementation or use of Altisource services, such as Equator and others, by customers could adversely impact the operation of our services. The foregoing could potentially cause harm to our reputation, loss of customers, negative publicity, or exposure to liability claims or government investigations or actions.

*Cyberattacks, ransomware, data breaches, malicious activity or other security incidents targeting our systems, data or platforms could disrupt our operations, expose us to liability, and materially harm our financial condition and reputation.*

Because we store and process consumer information and operate public-facing technology platforms, including our Hubzu marketing platform, we may be a target for network hackers or others with malicious intent. We may be subject to ransomware attacks or other attempts by malicious third parties to interrupt or prevent our access to systems or data to extract payment of a ransom or meet other conditions. We may determine that it is necessary or expedient to pay a ransom or meet other conditions which could be harmful to the Company in seeking to regain access to our systems or data. There can be no guarantee that paying a ransom or satisfying conditions would enable us to regain access to our systems or data or that the same would not be corrupted or made more vulnerable to subsequent attacks. If we were to pay a ransom or satisfy other conditions, our actions could encourage further malicious acts. We may not be able to recover ransom from the third-party malicious actors.

We may not have insurance coverage for any resulting losses or may be unable to recover our losses from insurance. Our cyber, technology, errors and omissions, and other insurance coverages may be unavailable, insufficient, subject to exclusions, limited by aggregate caps, contain retroactive-date gaps, or may not apply to certain cyber incidents, operational failures, or regulatory actions. We may also be unable to renew coverage on favorable terms or obtain coverage. Any uncovered losses could materially impact our liquidity, financial condition, or results of operations.

Malicious exploitation of artificial intelligence models — such as model-poisoning attacks, prompt-injection, input-manipulation, or inference attacks — could compromise the integrity of our systems, expose proprietary or personal information, or disrupt operations. These risks are distinct from normal AI operational risks and may increase as AI adoption may expand. We depend on our ability to use services, products, data, infrastructure and solutions provided by third parties to maintain and grow our businesses.

*We may not successfully prevent or detect fraudulent activity which could harm our services, clients, third parties, reputation, and our results of operations.*

Our provision of certain services in connection with real estate-related transactions relies upon information provided by and actions of employees and in some cases third parties, including our vendors and customers, and upon certain technology systems. The provisions of such services could be negatively impacted by fraudulent or incorrect information provided by employees or third parties. Vulnerabilities in technology systems and controls on which we rely to provide certain services could permit employees or third parties to introduce fraudulent information into those systems or otherwise compromise those systems or applicable controls, impacting our ability to provide services without error, negatively impacting, us, our clients and third parties.

Employees and third parties have, in the past, engaged in fraudulent activity and may attempt to do so in the future. This activity may result in, among others, transferring funds or real estate property titles to fraudulent actors, paying for services which were not performed or failed to meet applicable requirements, disbursing construction funds when applicable conditions have not been satisfied, selling real estate for below market values, issuing title insurance based on fraudulent ownership documentation, underwriting mortgage applications based on fraudulent information, and insuring fraudulent mortgages. Persistent and pervasive fraudulent activity may harm our client relationships and our reputation and could result in financial loss, thereby adversely affecting our business and results of operations.

*Our databases contain our proprietary information, the proprietary information of third parties, and personal information about our customers, consumers, vendors and employees. Unauthorized disclosure, access or processing of such information, whether due to a cybersecurity incident, human error or other vulnerabilities, or our failure to comply with applicable information management requirements, privacy laws, or notification obligations, could result in adverse publicity, loss of trust, investigations, regulatory fines, government enforcement actions, private litigation, claims from third parties, and significant financial and operational costs.*

As part of our business, we collect, store, process, transfer and dispose in tangible and electronic forms customer, consumer, vendor and employee personal information ("PI"). We and our vendors rely on processes that are intended to provide necessary notices, processes and controls regarding the collection, access, storage, processing and destruction of PI, and to permit subjects to exercise their legal rights concerning their PI in our possession. If those notices, processes or controls are not sufficient, or our processes or controls experience an error or other disruption, we or our vendors may fail to comply with applicable requirements concerning PI. In addition, we rely on the security of our facilities, networks, databases, systems, processes and controls, and, in certain circumstances, third parties, such as vendors, to protect PI. If such facilities, networks, databases, systems, processes and controls, or those of our customers or vendors, are not effective, are outdated or compromised, or do not exist, or if we, our customers or vendors fail to detect or respond to attacks or intrusions, unauthorized parties may gain access to our networks or databases or information, or those of our customers or vendors with which we interconnect or share information, and they may be able to steal, publish, delete, or modify PI. In addition, employees may intentionally or inadvertently process PI in an unauthorized manner or cause data or security breaches that result in unauthorized release of such PI. Further, our efforts to process, delete or destroy PI may not be consistent with our disclosed policies or may not be successful, resulting in the theft or unintentional disclosure of PI, including when disposing of media on which PI may be stored. In such circumstances, our business could be harmed, and we could be liable to our customers, employees or vendors, or to regulators, consumers or other parties, as well as be subject to disclosure or notification requirements, and regulatory or other actions for breaching applicable laws, failing to make or provide required disclosures or notifications, or failing to adequately protect such information. This could result in costly investigations and litigation, civil or criminal penalties, large scale remediation requirements, operational changes or other response measures, significant penalties, fines, settlements, costs, consent orders, loss of consumer confidence in our security measures and negative publicity.

*Our business continuity and disaster recovery plans may not adequately address potential impacts from business interruptions or pandemics, which could result in operational disruptions, financial losses, or regulatory compliance issues.*

Our business continuity and disaster recovery plans and other adjustments to business may not be sufficient to anticipate impacts of, or address or adequately recover from, business interruptions or a pandemic, or may not be maintained, updated and implemented on a timely or error free basis in response to business interruptions or a pandemic, resulting in negative operational impacts and errors.

*Under certain material agreements to which we are currently a party or into which we may enter in the future, the formation by shareholders of Altisource of a "group" with beneficial ownership of a defined percentage of the combined voting power or economic interest of Altisource capital stock exceeding a defined percentage may give rise to a termination event or an event of default.*

Under certain of our material agreements a change of control would be deemed to occur if, among other things, a "group" (as that term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) is formed by shareholders holding beneficial ownership of a defined percentage of the combined voting power or economic interest of our capital stock.  The formation of a "group" could occur without the involvement of or input by us, and we are not in a position to prevent such an event from occurring.  Such a change of control could constitute a termination event or an event of default under these agreements which could negatively impact us.

In addition, under our long-term agreements with Onity, beginning September 1, 2028 a change of control of Altisource to a competitor of Onity would give Onity a contractual right to terminate the agreement if Onity reasonably believes the transaction may negatively impact it and the parties cannot agree on remedial actions. These agreements also provide that, after September 1, 2028, a sale or transfer to an Onity competitor of all or part of the Altisource business supporting Onity— even if not constituting a change of control of Altisource — would give Onity a right to terminate the applicable services if the parties cannot agree on remedial measures. These provisions may limit our flexibility to pursue certain strategic transactions, including change-of-control transactions or sales of business lines, and could delay, restrict or prevent transactions that might otherwise be in the interests of our shareholders.

**Risks Related to Our Industry**

*Changes in economic and market conditions that depress residential real estate sales, values or mortgage origination volumes could negatively impact demand for our services.*

Economic or market fluctuations such as a low number of residential real estate sales, depressed sales prices or values of residential properties or origination volumes or lengthy sales transaction timelines could reduce the demand for certain of our services related to marketing and real estate sale transactions, including services ancillary to such transactions, such as closing services and title insurance services.  Typically, the volume of residential property sales decline and transaction timelines increase as residential mortgage interest rates increase, financing options and availability for borrowers decline or consumer confidence falls. Governmental actions or announcements intended to influence mortgage interest rates or mortgage market functioning, including large-scale purchases of mortgage-backed securities by government-sponsored enterprises or other policy interventions, may alter borrower and investor behavior, and create volatility in origination, refinancing, servicing and default activity. These actions may be reversed, modified, delayed, or challenged through legislative, regulatory or judicial processes, making the timing and demand for our services less predictable and potentially adversely affecting our results of operations.  A reduction in the volume of real estate transactions or the sales price of real estate could negatively impact our residential real estate brokerage and auction businesses which earn commission fees generally set as a percentage based on the property sale price.  Demand for services from other businesses, such as mortgage origination, valuation, title and closing, may also decline as a result of depressed residential real estate transaction volumes including from increased residential real estate values or mortgage interest rates.  Residential real estate value appreciation typically increases equity in borrowers' homes providing borrowers with more options to avoid foreclosure, potentially reducing foreclosure auction and REO referrals and ancillary services such as closing and title insurance services.

Economic or market fluctuations that depress the volume or value of residential mortgage origination or refinancings could depress the demand for our mortgage origination and mortgage insurance related services, including those provided to members of the Lenders One mortgage cooperative. Relatively high residential mortgage interest rates or a scarcity of financing availability for borrowers, potentially due to an inflationary environment or government actions, could depress demand for these services. Elevated residential real estate values could also depress the number of sale transactions, leading to a decrease in new mortgage origination.

*Government shutdowns, funding lapses or other disruptions affecting federal, state or local governmental operations could adversely affect our business, results of operations and cash flows.*

A full or partial shutdown of federal, state or local government operations, or a lapse in appropriations or funding, could delay, restrict or suspend the operations of courts, bankruptcy courts, recording offices and governmental authorities involved in residential mortgage servicing, foreclosure, eviction and REO conveyance, including HUD, the Federal Housing Administration ("FHA"), VA, USDA and government-sponsored enterprises. Such disruptions could slow or halt foreclosure proceedings, approvals, recordings, REO conveyance, marketing and sale activities, create operational backlogs that persist after governmental operations resume, and reduce or delay the volume and timing of orders for our services. Government shutdowns or funding lapses could also adversely affect liquidity in REO and residential real estate markets, lengthen transaction timelines, increase costs, adversely affect pricing, and impair our ability to meet contractual performance metrics tied to conversion rates, aging, time-on-market or other percentage-based or timing requirements. Any failure to satisfy applicable service levels or performance metrics could result in reduced volumes, fee adjustments, termination of services or loss of referrals by customers, which could negatively impact our business, cash flows, results of operations and financial condition.

*A depressed rate of residential mortgage delinquencies, defaults or foreclosures, and REO volume can negatively affect demand for certain of our services.*

We provide certain services to residential mortgage servicers and subservicers, as well as government sponsored entities, federal agencies and others, to protect, preserve, manage and potentially dispose of properties securing residential mortgage loans, when such loans become delinquent, default, undergo foreclosure or become REO assets. Rates of residential mortgage delinquencies, defaults and foreclosures, and REO volume can be negatively impacted by numerous factors, such as strengthening economic conditions, increasing housing equity from high home values, low residential mortgage interest rates, reductions in the number of residential mortgages outstanding, reductions in homeownership levels or governmental or servicer action. National servicing standards, federal and state government scrutiny and regulation, requirements specifying loan loss mitigation, modification and foreclosure procedures, rules instituted by governmental authorities, GSEs, servicers or investors preventing actions related to loan delinquencies and foreclosures, including moratoriums on foreclosures and mortgage payment forbearance plans, may also reduce the number of mortgage loans entering the foreclosure process or suspend pending foreclosure and eviction actions. Such conditions could negatively impact demand for our default services. Depressed rates of residential mortgage delinquencies, defaults, foreclosures and REO volume would likely negatively impact demand for our services related to non-judicial foreclosures, inspecting, maintaining, valuing, marketing and selling such assets. Policies or programs intended to improve housing affordability, suppress borrowing costs, extend loan amortization periods or otherwise seek to increase borrower leverage, may distort housing market dynamics or delay or suppress the normal progression of credit stress and foreclosure activity and could reduce near-term demand for our default-related services, obscure underlying credit conditions or disrupt historical demand patterns. These effects could adversely affect the timing, volume and mix of our default and transactional service activity, impair planning and resource allocation, reduce operating efficiency, and increase volatility and unpredictability in our results of operations.

If faced with an extended period of depressed demand for and revenue from certain of our services as a result of economic conditions, borrower loss mitigation or relief measures, or due to government, GSE, servicer or investor restrictions related to loan delinquencies and foreclosures, including moratoriums on foreclosures and mortgage payment forbearance plans, we may be unable to sufficiently adjust our cost structure, in our operations that provide such impacted services or at the corporate level, to avoid negative impacts to net revenue or profits. We also may be unable to maintain our ability to offer such services in the future. The expiration dates of certain requirements, loss mitigation or relief measures that impact demand for our services may be indefinite or extended in the future making it difficult to predict when such requirements or measures may end. In response to such conditions, we may be required to modify or suspend such operations which could negatively impact our ability to timely respond to an increase in demand for such services or to provide such services in the future, or which could cause us to incur significant expense to restart or scale such services in response to an increase in demand.

*We may fail to adapt our services to changes in technology or in the marketplace related to mortgage servicing or origination, changing requirements of governmental authorities, GSEs and customers. Customers may seek to reduce the number of their service providers.*

The markets for our services are characterized by constant technological and other changes, frequent introduction of new services by competitors, and evolving industry standards and government regulations. We frequently develop and introduce new services and technologies and modify existing services and technologies. Our future success depends on our ability to complete these efforts, enhance our services and technologies, and developing new services that address changes in technology, competing services, applicable marketplaces, or customer needs. These efforts carry risks, including of cost overruns, delays, lack of market acceptance, and performance shortfalls. There is no assurance that we will successfully develop, enhance, market, sell, or implement new or improved technologies or services.

Customers may also reduce the number of service providers employed through vendor consolidation, insourcing, or other means, which could decrease demand for our services and impact pricing control.

*Changes that reduce or limit the use of online default real estate auctions or otherwise reduce the volume or rate of success of such auctions can negatively impact our auction marketplace, real estate brokerage and related default services.*

Governmental, GSE, servicer or investor actions or action by others that restrict online real estate auctions (foreclosure and REO), reduce the permissible fees or direct the use of auction providers other than us, could negatively impact demand for our auction marketplace, real estate brokerage and related services, revenues we receive related to such real estate auctions and impact our ability to meet certain contractual performance metrics. If we fail to satisfy applicable performance metrics or perform in a manner satisfactory to our customers, such customers may reduce the services they acquire from us or otherwise terminate us as a provider.

*Changes that reduce the frequency or alter or eliminate requirements to use default or origination services of the type we provide may reduce the volume of sales of our services.*

Industry or regulatory changes related to servicing residential mortgages which are delinquent, in default or in foreclosure, or related to residential mortgage loan origination requirements, could reduce the frequency and volume of orders for our services. Any reduction in frequency or volume of providing services would have a negative impact on our cash flow and financial condition.

*Developments that impact residential foreclosures or the supply, sale price or sale of REO could negatively affect demand for certain of our default-related services and impact our ability to meet certain contractual performance metrics.*

A reduction in residential foreclosures or the supply or sale of REO in the United States could reduce the demand for services, including foreclosure trustee, foreclosure auction, REO asset management, REO property inspection and preservation, real estate brokerage, real estate auction and marketing services, as well as sales of REO, especially in cases where more loans are resolved prior to foreclosure or sold at foreclosure auctions, and therefore do not convert to REO. REO properties, or lower sales volumes, could impair our ability to meet certain contractually required service metrics, including conversion percentage requirements, as the size of the applicable REO inventory declines and the remaining properties are often the most difficult to sell. Reduced volumes may also diminish operating efficiencies, increase per unit costs, and make it more challenging to secure and retain vendors at economically viable scale.

Proposals or actions which seek to limit or restrict participation by institutional investors or other buyer classes in single-family housing or REO markets could depress demand for REO, change the composition of the pool of potential REO buyers, lengthen REO sales cycles, or negatively impact pricing for REO assets. Any such developments could adversely affect demand for our REO disposition, auction, brokerage, marketplace and related services, increase execution complexity, reduce the value of REO and associated sales commission and auction fees, or impair our ability to satisfy contractual performance metrics.

In addition, changes in policies, regulations, or program requirements imposed by federal housing agencies or government-sponsored enterprises, including the FHA, HUD, Fannie Mae and Freddie Mac, could adversely affect foreclosure and post-foreclosure processes, auction participation, reimbursement programs and related economics. For example, changes to foreclosure bidding requirements, credit bidding thresholds, eligibility for claims without conveyance of title or similar programs, reimbursement of foreclosure or auction-related costs, conveyance requirements, or other loss mitigation and post-foreclosure programs could reduce the volume of assets eligible for third-party sale, alter servicer behavior at foreclosure auctions, reduce referral volumes, lengthen timelines, negatively impact pricing or fees associated with foreclosure auctions and REO disposition services, or impair our ability to meet contractual performance metrics. Governmental actions that influence mortgage interest rates, mortgage-backed securities markets, or participation by certain buyer classes in residential real estate markets could further reduce demand for our services or increase volatility in volumes and execution complexity.

We may not be able to effectively manage rapid or unanticipated increases in foreclosures or the supply, sale price or sale of REO which could negatively impact our ability to satisfy service level metrics that are tied to conversion rates or other percentage requirements. For example, if a service metric specifies that a certain percentage of the total REO inventory is to be sold within a defined period of time, a rapid increase in the total REO inventory may increase the risk of failing to meet the defined percentage metric during the period required to prepare the newly added REO to be marketed. Some of the service metrics which may be impacted include those related to REO conversion rates, aging of REO, time on market and sale price compared to valuation. If we fail to satisfy applicable performance metrics or perform in a manner satisfactory to our customers, such customers may reduce the services they acquire from us or otherwise terminate us as a service provider.

*Changes to compensation paid in connection with residential property transactions could negatively impact us.*

Changes to residential real estate brokerage commission structures or compensation paid in connection with residential real estate transactions, such as auction fees or buyers' premiums, which reduce compensation for services or limit commission sharing or cooperative commissions among brokerages or brokers could negatively impact the commissions we receive and certain contractual arrangements. Changes to fees paid permitted or paid in connection with foreclosure or REO sales or auctions could negatively impact our revenue.

### Risks Related to Our Growth Strategy

*Sales from our awarded business or pipeline may not occur or may take longer than anticipated to develop, which could result in lower-than-expected revenue and impact our financial performance.*

As part of our business and financial planning, we make assumptions about the quantity and timing of services that our customers and prospective customers will order from us. In many instances, however, our customers may not be obligated to acquire our services or may only be obligated to acquire our services to the extent they can make use of them. Our anticipated sales volume may not materialize if customers or prospective customers choose other service providers, or if economic, industry, or company-specific conditions reduce their demand for services or fees paid for the services. For example, economic conditions, restrictions imposed by governmental authorities, GSEs, servicers or investors, or the sale, consolidation or failure of current or potential customers may negatively impact the quantity or timing of customer demand for our services despite existing agreements. Customers may also reduce the quantity or mix of services acquired from us versus other providers. Even in cases where our customer contracts require minimum purchases, we may be unable or decide not to enforce or collect the contractual minimums.

### Risks Related to Human Capital

*A majority of our employees and contractors work from locations other than in our facilities, which could negatively impact our control environment or productivity and create additional risks for our business, including increasing our risk for cybersecurity breaches or failures.*

A majority of our workforce works from a remote work environment. We may incur significant costs associated with the remote work environment and we may not be able to increase our fees to cover the additional costs. Employing a remote work environment could decrease workforce productivity, including due to a lower level of oversight, supervision or monitoring, increased distractions, impediments to real-time communication or other challenges to effective collaboration, use of slower residential internet connections, the instability, inadequacy or unavailability of our network, unstable electrical services or unreliable internet access. We also may face increased data privacy and security risks resulting from the use of non-Altisource networks to access and process information and to provide services.

Additional risks to our systems and data, as well as customer, vendor and borrower data, include increased phishing activities targeting our workforce, vendors and counterparties in transactions, and potential attacks on our systems or systems of our remote workforce. A remote work environment could also negatively impact certain controls, such as our financial reporting systems, internal control over financial reporting, disclosures and procedures, as well as controls designed to detect or prevent misconduct.

In addition, our remote work environment may result in difficulties creating and maintaining current and accurate records of where our employees are working. Such uncertainty in employee location may subject us to risks related to taxing jurisdictions or maintaining certain licenses.

*We rely on vendors for many aspects of our business. If our vendor oversight activities are ineffective, we may fail to meet customer or regulatory requirements. We may face difficulties sourcing required vendors or supplies or managing our relationships with vendors.*

We rely on vendors to provide goods and services in relation to many aspects of our operations, including field services and renovation providers, data providers, and certain providers of web-based services or software as services. Our dependence on these vendors makes our operations vulnerable to the unavailability of such vendors, the pricing and quality of services and products offered by such vendors, solvency of those vendors, deficiencies and failures of technology, security and business continuity and disaster recovery plans and efforts of such vendors, and such vendors' failure to perform adequately under our agreements with them. In addition, where a vendor provides services or products that we are required to provide under a contract with a customer, we are generally responsible for such performance and could be held accountable by the customer for any failure of performance by our vendors or related defects.  If our vendor sourcing efforts are not effective or if we are otherwise not able to secure an appropriate supply and quality of vendors, services or supplies, if vendors are unable to hire or retain employees or acquire supplies, or are prohibited or prevented from performing the services or providing the products for which we contract, including as the result of restrictions imposed by state or local governments or health departments, we may be unable to provide services or compliant services, or our services may become more expensive.  If our vendor oversight activities are ineffective, if a vendor fails to provide the services or products that we require or expect, or fails to meet contractual requirements, such as service levels or compliance with applicable laws, or if a vendor engages in misconduct, the failure or misconduct could negatively impact our business by adversely affecting our ability to serve our customers or by subjecting us to litigation and regulatory risk for ineffective vendor oversight.  Furthermore, the failure to obtain services or products at anticipated pricing could impact our cost structure and the prices of our services and we may not be able to increase our fees to cover the additional costs.  In addition, Altisource may be contractually required by its customers or by applicable regulations to oversee its vendors and document procedures performed to demonstrate that oversight.  If we fail to meet such customer or regulatory requirements, or we face difficulties managing our relationships with vendors, we may lose customers or may no longer be granted referrals for certain services or could be subject to adverse regulatory action.

*We make extensive use of contractors in certain of our lines of business.  If we are required to reclassify contractors as employees, we may incur fines and penalties and additional costs and taxes.*

A significant number of contractors provide services in our operations for which we do not pay or withhold any federal, state or local employment tax or provide employee benefits.  These contractors may be retained by us or retained by vendors providing services to us.  There can be no assurance that we are or will be in compliance the various tests used in determining whether an individual is an employee or a contractor, or that legislative, judicial or regulatory (including tax) authorities will not introduce proposals or assert interpretations of existing rules and regulations that would change, or at least challenge, the classification of our contractors.  Authorities may determine that we or our vendors have misclassified contractors for employment tax or other purposes and, as a result, seek additional taxes from us, require us to pay certain compensation or benefits to wrongly classified employees, or attempt to impose fines or penalties.  In addition, our contractor, and contractors and employees of our vendors may assert claims that they are our employees and seek to recover compensation, benefits, damages and penalties from us.  If we are required to pay employer taxes, pay backup withholding compensation, benefits, damages or penalties with respect to or on behalf of our contractors or contractors or employees of our vendors, our costs would increase and we would be financially harmed.

*Our success depends on the relevant industry experience and relationships of certain members of our Board of Directors, executive officers and other key personnel.*

Our success is dependent on the efforts and abilities of members of our Board of Directors, our executive officers and other key employees, many of whom have significant experience in the real estate and mortgage, financial services and technology industries or play a substantial role in our relationship with certain customers.  In addition, certain executive officers or other key employees have relationships with certain customers or vendors that facilitate our business and operations.  The loss of the services of any of these members of our Board of Directors, executives or key personnel could have an adverse effect on our business and results of operations or relationships with certain customers or vendors.

To maintain our substance and leadership as a Luxembourg company, we seek to convene at least one Board of Directors meeting in Luxembourg each year and our executive management is largely based in Luxembourg.  The travel required by our directors to Luxembourg, and potential future restrictions on and requirements for such travel, may serve as an impediment to attract and retain directors and director candidates.  Our Luxembourg location can also make it difficult to attract and retain executive officers and other senior leadership and to achieve diversity and succession planning in such roles.

*Attracting, motivating, and retaining skilled employees could prove difficult.*

Our business is labor intensive and places significant importance on our ability to recruit, engage, train and retain skilled employees.  Additionally, demand for qualified employees with experience in certain businesses or technologies may exceed available supply.  Our ability to recruit and train employees is critical to achieving our growth objective.  Further, some of our business operations require recruiting and retaining employees with certain professional licenses, particularly in the United States.  An increase in demand for professionals licensed to work in our origination, real estate brokerage and auction, and default business, and significant turnover in those areas, may negatively impact our ability to attract and retain such professionals.  We face inflationary wage pressures which may continue for an extended period.  We may continue to encounter significant challenges in attracting and retaining employees as needed to satisfy demand or growth expectations for our services, or to be able to limit compensation related costs to make operations economically viable.  We may not be able to attract or retain skilled employees.  We may face an increase in wages or other costs of attracting, training or retaining skilled employees.  In addition, attrition of current employees may negatively impact our ability to provide services of a quality or volume that satisfies applicable contractual obligations or supports our planned growth or expansion of services.

*The presence of our operations in multiple countries subjects us to risks endemic to those countries.*

We have employees and operations outside of the United States, in countries such as Luxembourg, India and Uruguay.  The occurrence of natural disasters, epidemics or other health emergencies, or political or economic instability impacting these countries, could interfere with work performed by these labor sources or could result in us having to replace or reduce these labor sources.

We operate in jurisdictions that have experienced corruption, bribery and other similar practices from time-to-time.  We are subject to the Foreign Corrupt Practices Act and similar anti-corruption laws in other jurisdictions, and the failure to comply with these laws could result in substantial penalties.

Furthermore, the practice of utilizing labor based in foreign countries has at times come under increased scrutiny in the United States.  Governmental authorities could seek to impose financial costs or restrictions on foreign companies providing services to customers in the United States.  Governmental authorities may attempt to prohibit or otherwise discourage our United States-based customers from sourcing services from foreign companies.  Some of our customers may require us to use labor based in the United States or cease doing business with Altisource.  To the extent that we are required to use labor based in the United States, we may not be able to pass on the increased costs of higher-priced United States-based labor to our customers.

**Risks Related to Our Common Stock**

*We may never pay cash dividends on our common stock so any returns would be limited to the potential appreciation of our stock.*

We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate we will declare or pay any cash dividends for the foreseeable future.  In addition, the terms of applicable debt agreements may preclude us from paying dividends.  Any return to shareholders could therefore, be limited to potential stock appreciation.

*Our smaller market capitalization could increase the volatility, and limit investors in and analyst coverage, of our stock*

As a company with a relatively small market capitalization, our stock may be subject to increased volatility compared to larger, more established companies.  Small-cap stocks can experience greater price fluctuations due to lower trading volumes, which may result in limited liquidity for shareholders.  This volatility may make it more difficult for investors to buy or sell shares at favorable prices.  Additionally, our market capitalization may make it harder to access capital through public markets or secure favorable financing terms.  Furthermore, the limited liquidity and volatility of our stock may restrict certain institutional investors, such as mutual funds or pension funds, from investing, as they may have policies that exclude smaller-cap companies.

Moreover, as a small-cap company, we may not receive the same level of analyst coverage as larger firms, which can lead to a lack of publicly available information about our performance, prospects, and financial health.  This lack of visibility may make it more difficult for investors to make informed decisions about our stock.  As a result, potential investors should be aware that investing in small-cap companies involves heightened risks, including the possibility of significant losses, limited investor participation, and limited access to research and analysis.

*Owners of our securities could be diluted.*

Issuing new shares of common stock or other securities could dilute the economic and voting interests of current shareholders. We have 250 million authorized shares of common stock, approximately 11.3 million of which were outstanding as of February 26, 2026. The unissued shares are available for future issuance by our Board of Directors. Our Board of Directors has the authority to issue shares without requiring shareholder approval and may, under certain circumstances, limit or cancel the preferential subscription rights of shareholders. If the Board exercises this authority, shareholders may not have the opportunity to participate in future issuances on a pro rata basis and could have their economic and voting interests diluted.

In addition, as of February 26, 2026, the Stakeholder Warrants could be exercised for up to approximately 14.3 million shares of common stock at an implied per share exercise price of $9.5998 per share. In addition, as of February 26, 2026, we had approximately 0.6 million RSUs outstanding.  Outstanding warrants and RSUs entitle the holders thereof to receive shares of our common stock upon the exercise of the warrants or the vesting of RSUs. If the Stakeholder Warrants are exercised and/or the outstanding RSUs vest, a significant number of additional shares of common stock will be issued, which could adversely impact the trading price of our common stock and would further dilute the economic and voting interests of existing shareholders. Similarly, any future equity grants to employees, executives, or directors under the Equity Plan, or issuance of additional warrants, if exercised, would increase the number of outstanding shares, further diluting the ownership percentage of existing shareholders.

*The market price and trading volume of our common stock and Stakeholder Warrants has been and may continue to be volatile.*

The price of our common stock has fluctuated significantly, and it may continue to do so. As of February 26, 2026, the closing price of our common stock on the Nasdaq Global Select Market was $7.94. From May 28, 2025 (the first day of trading of our common shares after we consolidated our common shares at a ratio of 1-for-8) to February 26, 2026, the closing price of our common stock on the Nasdaq Global Select Market ranged from a high of $15.04 to a low of $4.34. The price of our common stock may continue to fluctuate due to a variety of factors, including those set forth in this Item 1A of this Annual Report Form 10-K (this "Form 10-K").

The resale of the Debt Exchange Shares  has been registered under the Securities Act of 1933, as amended, on a registration statement filed with the SEC (the "Resale Registration Statement"), which covers the resale of up to 7,224,028 of our common shares, or approximately 66% of our outstanding common shares as of December 31, 2025. Accordingly, the Debt Exchange Shares may be freely sold pursuant to that Resale Registration Statement. Further, certain persons that may sell shares of our common stock pursuant to the Resale Registration Statement beneficially own a significant percentage of our common stock. Matthew Winkler, a member of our Board of Directors, is a Managing Director at Benefit Street Partners, LLC ("BSP"), which is an investment adviser registered with the SEC pursuant to the Investment Advisers Act of 1940, as amended. BSP serves, either directly or through one or more of its advisory affiliates, as the investment adviser to several funds that beneficially own in the aggregate 3,945,232 shares of our common stock (including 2,173,114 shares of common stock issuable upon exercise of Stakeholder Warrants), or approximately 36% of our common stock as of December 31, 2025. Mary C. Hickok, a member of our Board of Directors, serves as Managing Director at Deer Park Road Management, LP ("Deer Park"), which is the investment manager for certain funds that beneficially own 3,340,589 shares of common stock (including 1,855,050 shares of common stock issuable upon exercise of Stakeholder Warrants), or approximately 30% of our common stock as of December 31, 2025. The resale of many of the shares beneficially owned by BSP and Deer Park are covered by the Resale Registration Statement.

The potential for large-scale resales of the Debt Exchange Shares by significant shareholders or otherwise in the public market, or the perception that such sales could occur, may contribute to significant fluctuations in the trading volume and trading price of our common stock. Volatility in our stock could negatively affect investor confidence and impair our ability to raise additional capital in future equity financings.

Additionally, the existence of the Stakeholder Warrants may further affect trading patterns and market price dynamics. If the market price of our common stock exceeds the Implied Per Share Exercise Price of the Stakeholder Warrants, a substantial number of shares could be issued upon exercise of the Stakeholder Warrants. The potential for such issuances and the resulting dilution could  adversely affect trading volume and market price.

In addition, the trading prices of the Stakeholder Warrants has also fluctuated significantly. As of February 26, 2026, the closing prices of the Cash Exercise Stakeholder Warrants and the Net Settle Stakeholder Warrants and the on the Nasdaq Global Select Market were $0.33 and $0.39, respectively. From May 7, 2025 (the first day of trading of Stakeholder Warrants) to February 26, 2026, the closing price of the Cash Exercise Stakeholder Warrants ranged from a high of $1.13 to a low of $0.21 and the closing price of the Net Settle Stakeholder Warrants ranged from a high of $1.15 to a low of $0.28, in each case, on the Nasdaq Global Select Market.

*We may take advantage of specified reduced disclosure requirements applicable to a "smaller reporting company" or a "non-accelerated filer" under Regulation S-K, and the information that we provide to shareholders may be different from the information they might receive from other public companies.*

We are a "smaller reporting company," as defined under Item 10(f)(1) of Regulation S-K.  As such, we intend to take advantage of reduced disclosure and other requirements applicable to smaller reporting companies, including scaled disclosure requirements, simplified executive compensation disclosures, and certain other reduced disclosure obligations in our SEC filings.

Because of our status, as a "non-accelerated filer" under SEC rules we are not required to comply with Section 404(b) of the Sarbanes-Oxley Act of 2002, which requires an independent registered public accounting firm to provide an attestation report on management's assessment of the Company's internal control over financial reporting.

We intend to utilize these allowances until we no longer qualify as a smaller reporting company or are no longer a "non-accelerated filer", as applicable. Therefore, the information we provide shareholders may differ from that provided by other public companies which are not smaller reporting companies. If some investors find our shares less attractive as a result, our stock could experience reduced trading activity and increased volatility in the market price.

*We are not currently eligible to file new short form registration statements on Form S-3 for the primary offering of securities, except in limited circumstances. As a result, our ability to raise capital on favorable terms or at all may be impaired.*

Form S-3 permits eligible issuers to conduct registered offerings using a short form registration statement that allows the issuer to incorporate by reference its past and future filings and reports made under the Exchange Act. In addition, Form S-3 enables eligible issuers to conduct primary offerings "off the shelf" under Rule 415 of the Securities Act of 1933, as amended (the "Securities Act"). The shelf registration process, combined with the ability to forward incorporate information, allows issuers to avoid delays and interruptions in the offering process and to access the capital markets in a more expeditious and efficient manner than raising capital in a standard registered offering pursuant to a registration statement on Form S-1.

We registered the sale of $100,000,000 of common stock and warrants on Form S-3 on December 12, 2022 (the "Form S-3"), of which $62.5 million remains available as of the date of the filing of this Form 10-K. However, our public float was less than $75.0 million as of the date of filing of this Annual Report on Form 10-K. As a result, under General Instruction I.B.6 to Form S-3, the amount of funds we can raise through primary public offerings of securities, in any 12-month period using our registration statement on Form S-3 is limited to one-third of the aggregate market value of the shares of our common stock held by our non-affiliates. We are subject to this limitation until such time as our public float exceeds $75.0 million. If we are required to file a new registration statement on another form, we may incur additional costs and be subject to delays due to review by the SEC. As of February 26, 2026, our public float (i.e., the aggregate market value of our outstanding equity securities held by non-affiliates) was approximately $18.9 million, based on 2.4 million shares of outstanding common stock held by non-affiliates and on the closing price of $7.94 per share of our common stock, as calculated in accordance with General Instruction I.B.6 of Form S-3. In accordance with General Instruction I.B.6 of Form S-3, we can only sell $6.3 million (one-third of our public float) of common stock and warrants pursuant to the Form S-3 in a 12-month period, and that amount will not increase unless the market value of the shares of our common stock held by our non-affiliates increases.

*Volatility in the trading price of our common stock or other securities could result in litigation.*

In the past, following periods of volatility in the market price of a company's securities, shareholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and divert management's attention adversely affecting profitability and reputation.

**Risks Related to Shareholder Structure and Governance**

*The individual and collective interests and objectives of the lenders under our New Facility which are also our shareholders (collectively, the "Lender Shareholders") may conflict with those of our other shareholders.*

As a result of the Transactions, the Lenders received approximately 63.5% of our outstanding common stock (including RSUs granted to management) as of the closing of the Transactions. The individual and collective interests and objectives of Lender Shareholders may not align or may conflict with those of our other shareholders. Lender Shareholders may, as shareholders or lenders, take actions or support decisions that prioritize debt recovery over equity appreciation, pursue strategies that prioritize short-term liquidity at the expense of long-term growth, or resist initiatives requiring additional capital investment that could dilute their ownership or delay repaying of the debt.

Because the Lender Shareholders collectively hold a significant portion of our outstanding common stock, they may exert significant influence over the composition of our Board of Directors, operational decisions, and key business initiatives, which may not align with the interests of non-debt-holding shareholders. In particular, two directors currently serving on our Board were nominated by the Lender Shareholders pursuant to one-time nomination rights granted in connection with the Transactions and were elected at our most recent annual meeting of shareholders. One of these directors is Matthew Winkler, a Managing Director at BSP, which through its affiliates, is a Lender Shareholder. In addition, a third director, Mary C. Hickok, is employed by Deer Park, which, through its affiliates is a Lender Shareholder.

There can be no assurance that the interests of Lender Shareholders will align with the long-term interests of the Company or all of its other stakeholders. Potential conflicts between the Lender Shareholders and non-debt-holding shareholders could complicate decision-making and negatively impact our operations. Non-debt-holding shareholders may have limited ability to influence the direction or governance of the company.

There is no assurance that we will be able to implement or maintain measures to manage these potential conflicts effectively. Even if such measures are in place, they may not fully mitigate all conflicts of interest, and any resolution could be less favorable to us than if we were dealing with unrelated third parties.

**Risks Related to Financing, Our Indebtedness and Capital Structure**

*If we are unable to generate sufficient cash flow or access the capital markets or our borrowing capacity is reduced, our liquidity and competitive position would be negatively affected.*

An extended period of reduced demand for all or certain of our services would negatively impact our cash flow such that we may need to use unrestricted cash to satisfy our obligations, which would reduce our cash balance negatively impacting our liquidity.

In addition, our liquidity could be adversely affected by an inability to access the capital markets, volatility in the capital markets, unforeseen outflows of cash, funding for contingencies and increased regulatory liquidity requirements.

Our ability to borrow money could be limited, or our cost of borrowing could increase, due to volatility in the capital markets, worsening terms on which credit is available or limitations in our loan agreements. In addition, our financial results, reduced revenue or cash flow, or volatility in the markets which we support, could negatively impact our customer and prospective customer relationships, as well as our ability to borrow or our ability to continue to satisfy the covenants and terms of our loan agreements. If we were to have a default under our loan agreements, we would not be able borrow additional funds under our existing agreements and our lenders could seek to enforce the remedies available to them under our loan agreements. A reduction in our ability to borrow funds to support our operations or a reduction in cash flow would also reduce our ability to pursue our business strategy to diversify and grow our customer base. Significant litigation, regulatory penalties, indemnification obligations, or settlements could require substantial cash outflows, impair liquidity, reduce capital available for operations, or cause us to breach covenants under our loan agreements.

*Our level of debt and the variable interest rate on our New Facility and the Super Senior Facility make us sensitive to the effects of our financial performance and interest rate increases; our level of debt and provisions of the New Facility and the Super Senior Facility could limit our ability to react to changes in the economy or our industry.*

Our term loans under the New Facility and Super Senior Facility expose us to potential risks because a portion of our cash flows from operations and current cash on the balance sheet is dedicated to servicing our debt and is not available for other purposes. The term loans under the New Facility and the Super Senior Facility are secured by virtually all of our assets.

Our ability to raise additional debt is limited, and in many circumstances, is subject to lender approval and could require modifications to certain loan agreements. The provisions of the New Facility and the Super Senior Facility could have other negative consequences to us, including the following:

- limiting our ability to borrow money for our working capital, capital expenditures, debt service requirements, or other general corporate purposes;
- limiting our flexibility in planning for, or reacting to, changes in our operations, business, or the industry in which we compete;
- if we have Consolidated Excess Cash Flow, requiring us to prepay the debt by the lesser of (a) 75% of the Consolidated Excess Cash Flow and (b) the amount that would leave the Company with no less than $30 million of total cash on the balance sheet to prepay outstanding debt, beginning with the fiscal year ending December 31, 2025;
- to the extent we receive proceeds from the exercise of the Cash Exercise Stakeholder Warrants, requiring us to use 95% of the proceeds to prepay debt; and
- placing us at a competitive disadvantage by limiting our ability to invest in our business.

Our ability to make payments on our indebtedness depends on our ability to generate cash in the future. As a result of low default, foreclosure and REO levels, and lower origination volumes, compared to historical levels, our cash flows were and remain severely impacted. There can be no assurance that we will be able to achieve historical levels of revenues and cash flows (adjusted for businesses sold or discontinued). If we do not generate sufficient cash flows and do not have sufficient cash on hand to meet our debt service and working capital requirements, we may need to seek additional financing, raise equity, or sell assets, and our ability to take these actions may be limited by the terms of the New Facility and the Super Senior Facility or the market.

In addition, the New Facility and the Super Senior Facility contain covenants that limit our flexibility in planning for, or reacting to, changes in our business and our industry, including limitations on incurring additional indebtedness, making investments, adding new lines of service, disposing or selling of assets or equity, granting liens, and merging or consolidating with other companies. Complying with these covenants may impair our ability to finance our future operations or capital needs or to engage in other favorable business activities.

*Our failure to comply with the covenants or terms contained in the New Facility or the Super Senior Facility, including as a result of events beyond our control, could result in an event of default.*

The New Facility and the Super Senior Facility require us to comply with various operational, reporting and other covenants or terms including, among other things, limiting us from engaging in certain types of transactions. If we do not have appropriate controls, or the controls we implement fail or are not effective, we could experience an event of default. If we experience an event of default that is not cured or waived, it could result in the debt being called and immediately due and payable in full. Our assets or cash flows may not be sufficient to fully repay the accelerated debt and we may not be able to refinance or restructure the payments on such debt, which could lead to a going concern uncertainty, which in turn could provide certain of our customers the ability to terminate our agreements. An event of default would allow the holders of the defaulted debt to cause all amounts outstanding with respect to that debt to be immediately due and payable and permit the lenders to execute on applicable security interests.

*We may be unable to repay or refinance the balance of our loans under the New Facility or the Super Senior Facility prior to maturity, particularly if cash from operations is not sufficient, assets are not readily available for sale, or we are unable to refinance on favorable terms or at all.*

The New Facility requires us to repay the outstanding balance by April 30, 2030. The Super Senior Facility requires us to repay the outstanding balance by February 19, 2029.

The New Facility and the Super Senior Facility impose restrictions on our ability to incur additional indebtedness or refinancing.

There can be no assurance that our cash from operations, cash balances, or other assets readily available for sale will be sufficient to meet our debt obligations. If we are unable to generate sufficient cash flow or refinance our debt under favorable terms, we may be required to sell assets, raise equity, or seek alternative financing. There can be no assurance that such actions will be available to us, or that we will be able to refinance the remaining debt on acceptable terms or at all.

We may not be able to refinance our then-existing indebtedness when it becomes due or obtain alternative financing on terms that are acceptable to us or at all. If we refinance our then-existing debt, the refinancing could be on less favorable terms which would further limit our ability to finance and operate our business.

We could be forced to sell assets or reduce costs under unfavorable circumstances to make up for any shortfall in our payment obligations. We may be unable to sell assets or reduce costs quickly enough or for sufficient consideration to enable us to meet our obligations. Failure to meet our debt service obligations would result in an event of default under our loan agreements which, if not cured or waived, could result in the holders of the defaulted debt causing all outstanding amounts with respect to that debt to be immediately due and payable and permit lenders to execute applicable security interests. If we were to default on our debt, our lenders could take action adverse to our interests under the loan agreements, including seeking to take possession of applicable collateral, negatively impacting our future operations or ability to engage in other favorable business activities. Additionally, a default could result in conditions triggering termination events under certain of our client or vendor agreements, which could negatively impact our revenue, cash flow, or ability to provide services. If we are unable to agree upon a resolution with our lenders, we might seek applicable legal protections, including under bankruptcy law, which could further provide certain of our customers or vendors the ability to terminate our agreements.

*We have a significant net operating loss recognized by our Luxembourg entities. We may not be able to fully utilize this deferred tax asset before the net operating loss expires.*

As of December 31, 2025, our Luxembourg entities have net operating losses of approximately $2.1 billion, creating a deferred tax asset of $498.9 million. The Company has recognized a full valuation allowance with respect to this deferred tax asset. The net operating losses are scheduled to expire between the years 2034 and 2042. If our Luxembourg entities are unable to generate sufficient pretax income prior to the expiration of the net operating losses, the Company may not be able to fully utilize this deferred tax asset. In addition, changes in our structure or operations could prevent us from fully realizing some or all of the benefit of such deferred tax asset.

*We have significant investments in goodwill and intangible assets recorded as a result of prior acquisitions and an impairment of these assets would require a write-down that would reduce our net income.*

As a result of prior investments, we have significant goodwill and intangible assets recorded in our financial statements. Goodwill and intangible assets are assessed for impairment annually or sooner if circumstances indicate a possible impairment. Factors that could lead to impairment of goodwill and intangible assets include significant under-performance relative to historical or projected future operating results, a significant decline in our stock price and market capitalization and negative industry or economic trends, among other indications of impairment. If the recorded values of goodwill and intangible assets are impaired, any such impairment would be charged to earnings in the period of impairment. In the event of significant volatility in the capital markets or a worsening of current economic conditions, we may be required to record an impairment charge, which would adversely affect our business and results of operations.

*Cash, cash equivalents and escrow funds we hold at financial institutions could be lost and not recoverable.*

We hold our cash and cash equivalents, including customer deposits held in escrow accounts pending completion of certain real estate activities, at various financial institutions. These cash balances expose us to purposeful misappropriation of cash by employees or others and unintentional mistakes resulting in a loss of cash which may not be recoverable. Cash may be invested in certain securities or products which could lose value. Cash deposits could exceed amounts insured by the Federal Deposit Insurance Corporation or other applicable depository insurers.

Amounts that are held in escrow accounts for limited periods of time are not included in the accompanying consolidated balance sheets. We may become liable for funds owed to third parties as a result of purposeful misappropriation of cash by employees or others, unintentional mistakes or the failure of one or more of these financial institutions. There is no guarantee we would recover the funds deposited, whether through depository insurer coverage, private insurance or otherwise.

*Fluctuations in currency exchange rates could expose us to losses.*

We have operations in India, Luxembourg and Uruguay which may result in us being party to transactions denominated, or incurring obligations, in currencies other than the United States dollar, including, for example, payroll, taxes, facilities-related expenses. Weakness of the United States dollar in relation to these applicable currencies (e.g., Euro, Indian rupee, Uruguayan peso) may increase our costs.

**Risks Relating to Luxembourg Organization and Ownership of Our Shares**

*We are a Luxembourg company. The rights of shareholders under Luxembourg law may differ in certain respects from the rights afforded to shareholders of companies organized under laws in other jurisdictions. Luxembourg may also impose additional requirements which may limit our ability to manage the company and respond to market conditions.*

We are a public limited liability company (société anonyme) organized and existing under the laws of, and headquartered in, Luxembourg. As a result, Luxembourg law and our amended and restated articles of incorporation, as amended from time to time ("Articles") govern the rights of shareholders. The rights of shareholders under Luxembourg law may differ from the rights of shareholders of companies incorporated in other jurisdictions. A significant portion of our assets are owned outside of the United States. It may be difficult for our investors to obtain and enforce, in the United States, judgments obtained in United States courts against us or our directors based on the civil liability provisions of the United States securities laws or to enforce, in Luxembourg, judgments obtained in other jurisdictions including the United States.

*As a Luxembourg company, we are subject to Luxembourg requirements which may limit our operational flexibility and affect how we manage and govern the Company.*

Our corporate governance and activities are subject to Luxembourg's legal and regulatory framework. Luxembourg law imposes certain requirements regarding corporate structure, board composition, director duties and the conduct and location of board and shareholder meetings. In addition, evolving substance expectations may require that certain strategic decisions, management functions and oversight activities be conducted in Luxembourg, and that directors or officers maintain an appropriate level of local presence and involvement.

These requirements may limit our management and operational flexibility, present challenges to attendance of stockholders annual or extraordinary meetings of the Company, and may increase operational complexity and costs. Failure to comply with Luxembourg legal requirements could result in regulatory scrutiny, tax challenges, reputational harm or other adverse consequences.

Additionally, Luxembourg maintains a rigorous legal framework relating to anti-money laundering (AML) and counter-terrorism financing (CTF), including oversight of corporate governance and internal controls. Compliance with these requirements may require significant resources and ongoing monitoring. Non-compliance could result in penalties, enforcement actions, restrictions on business activities or reputational damage.

Changes in Luxembourg law, regulatory interpretation, tax guidance, or increased enforcement focus on corporate substance or; director presence in Luxembourg, governance oversight or operational decision-making could increase our compliance obligations, limit our operational flexibility, or adversely affect our financial condition, results of operations and growth prospects.

*A significant challenge of the Luxembourg tax regime or of its interpretation by the Luxembourg tax authorities, or its application to us or our business could have a negative impact us.*

We received and historically operated under a tax ruling from the Luxembourg tax authorities, which would have expired in 2019 unless extended or renewed. In connection with an internal reorganization by the Company during 2017, we no longer operate under this tax ruling. The European Commission ("EC") has initiated investigations into several EU member states, including Luxembourg, to determine whether these EU member states have provided tax advantages to companies pursuant to tax rulings or otherwise on a basis not allowed by the EU. While the EC's investigations continue, it has concluded that certain companies in certain EU member states, including Luxembourg, have been provided such tax advantages. The EC is requiring these EU member states to recover from certain companies the prior year tax benefits they received.

*Changes in trade policies, including tariffs, taxes or restrictions on foreign service providers, could adversely affect our business.*

As a Luxembourg-based company providing services primarily to customers located in the United States, we are subject to risks related to changes in trade, tax and tariff policies of the United States or the European Union. Tariffs, trade restrictions, or other protectionist measures affecting us as a non-United States domiciled service provider or owner of intellectual property, our ability to contract with clients or our transfer pricing structure could negatively impact our operations and financial performance. Additionally, new or increased tariffs, cross-border taxation, or regulatory burdens on foreign businesses operating in the United States could increase our costs, reduce our competitiveness, or limit our ability to expand our operations. We may not be able to increase our prices to cover our increases in costs.

**Risks Relating to Regulation**

*Our business and the business of our customers are subject to extensive scrutiny and legal requirements. We, or our services, may fail or be perceived as failing to comply with applicable legal requirements.*

Our business and the business of our customers are subject to extensive scrutiny and regulation by federal, state and local governmental authorities including the FTC, the CFPB, the SEC, HUD and state and local agencies, including those which license or oversee certain of our auction, real estate brokerage, mortgage services, trustee services, residential mortgage origination services, title insurance and other insurance services, as well as collection and use of personal information. We also must comply with a number of federal, state and local consumer protection laws. We are subject to various foreign laws and regulations based on our operations or the location of our affiliates as well, including those pertaining to data protection, such as the GDPR. These foreign, federal, state and local requirements can and do change as statutes and regulations are enacted, promulgated or amended. Furthermore, the interpretation or enforcement by regulatory authorities of these requirements may change over time or may not be predictable or consistent with our interpretations or expectations. The creation of new regulatory authorities or changes in the regulatory authorities overseeing applicable laws and regulations may also result in changing interpretation or enforcement of such laws or regulations.

Evolving privacy, data-protection, artificial-intelligence, and automated-decision-making regulations may impose new obligations on our technology and services. These requirements may include restrictions on training-data use, data-minimization mandates, documentation and testing obligations, explainability and transparency requirements, risk assessments, or limitations on automated decision-making. Such regulations continue to develop in the United States and in the European Union and EEA, including under U.S. state privacy and artificial intelligence laws, GDPR, and the EU Artificial Intelligence Act. Compliance may require changes to our technology, processes, or services, may increase operational costs, and may expose us to government inquiries, enforcement actions, or litigation.

If governmental authorities impose new or more restrictive requirements or enhanced oversight related to our services or operations, we may be required to increase or decrease our prices, modify our contracts or course of dealing and/or we may incur significant additional costs to comply with such requirements. Additionally, we may be unable to adapt our services or operations to conform to the new laws and regulations.

Periodically, we are subject to audits and examinations by federal, state and local governmental authorities and receive subpoenas, civil investigative demands or other requests for information from such governmental authorities in connection with their regulatory or investigative authority. Responding to audits, examinations and inquiries will cause us to incur costs, including legal fees or other charges, which may be material in amount, and in addition, may result in management distraction or may cause us to modify or terminate certain services we currently offer. If any such audits, examinations or inquiries result in allegations or findings of non-compliance, we could incur significant penalties, fines, settlements, costs and consent orders that may curtail, restrict or otherwise have an adverse effect on our business.

Regulatory inquiries or determinations of failures to comply with applicable requirements could increase our costs and expose us to sanctions which could include limitations on our ability to provide services or otherwise reduce demand for our services. Furthermore, even if we believe we comply with applicable laws and regulations, we may choose to settle such allegations to avoid the potentially significant costs of defending such allegations and to further avoid the risk of increased damages if we ultimately were to receive an unfavorable outcome, but such settlements may also result in further claims or create issues for existing and potential customers. Such settlements and additional actions could increase costs, place limitations on our services, and result in a reduction in demand.

From time to time, we may be subject to costly and time-consuming regulatory or legal proceedings that claim legal violations or wrongful conduct, including claims for violations of consumer protection laws, laws concerning PI or third-party intellectual property rights. These proceedings may involve regulators, customers, our customers' clients, vendors, competitors, third parties or other large groups of plaintiffs and, if resulting in findings of violations, could result in substantial damages or indemnification obligations. Additionally, we may be forced to settle some claims and change our existing practices, services processes or technologies that are currently revenue generating. Certain regulations to which we are subject provide for potentially significant penalties such that even if we believe we have no liability for the alleged regulatory or legal violations or wrongful conduct, we may choose to settle such regulatory or legal proceedings in order to avoid the potentially significant costs of defending such allegations and to further avoid the risk of increased damages if we ultimately were to receive an unfavorable outcome; however, such settlements may also result in further claims or create issues for existing and potential customers. Such proceedings and settlement could increase our costs and expose us to sanctions, including limitations on our ability to provide services, or otherwise reduce demand for our services.

*Failure to comply with applicable sanctions, including blocking certain activities in sanctioned countries, could expose us to penalties and other adverse consequences.*

Our business activities may be subject to sanctions laws in the jurisdictions in which we operate, including restrictions or prohibitions on transactions with, or on dealing in funds transfers to or from certain embargoed jurisdictions. We have implemented internet protocol ("IP") address blocking and screening mechanisms to promote compliance with US sanctions rules and regulations, although the blocking and screening mechanisms may not be able to completely block all unwanted IP access. A determination that we have failed to comply with applicable sanctions, whether knowingly or inadvertently, could result in the imposition of substantial penalties, including enforcement actions, fines, and civil and/or criminal penalties, and may adversely affect our business.

*If we fail to timely make required disclosure filings with the United States Department of Treasury Financial Crimes Enforcement Network, we could be subject to penalties.*

We operate as a title insurance agent through one or more subsidiaries. As a title insurance agent, we are contractually required by certain insurance underwriters to make Financial Crimes Enforcement Network Currency Transaction Report filings with the U.S. Department of the Treasury in connection with cash real estate transactions in specified United States jurisdictions which satisfy certain requirements (the "Filing Requirements"). Filings pursuant to the Filing Requirements must be made within a specified time period after a subject transaction closes and must be accompanied by certain information concerning the applicable transaction. If our procedures fail to identify transactions which are subject to the Filing Requirements, or if we fail to make required filings or fail to provide the required transaction information, we could be subject to civil, criminal and monetary penalties. The failure to satisfy the Filing Requirements could also cause us to be in breach of our agreements with the title insurance underwriter and could subject us to liability and lead to termination of such agreements.

*We are subject to licensing and regulation as a provider of certain services. If we fail to maintain our licenses or if our licenses are suspended or terminated, we may not be able to provide certain of our services. In addition, the lack of certain licenses in one or more jurisdictions could cause us to breach applicable contracts.*

We are required to have and maintain licenses as a provider of certain services including, among others, services as a residential mortgage origination underwriter, valuation provider, appraisal management company, asset manager, property manager, title insurance agent, insurance broker and underwriter, real estate broker, auctioneer, foreclosure trustee and credit report provider in a number of jurisdictions. Our employees and subsidiaries may be required to be licensed by various state or regulatory commissions or bodies for the particular type of service provided and to participate in regular continuing education programs. If one or more of our licenses are lost, revoked, expire or limited, or if we fail to maintain or otherwise surrender one or more such license, we may be prohibited from doing business in certain markets. Further, certain of our agreements require that we possess and maintain certain licenses.  The failure to hold such licenses may result in us breaching certain agreements, which could cause us to be subject to claims for damages, termination of applicable agreements or unable to obtain inputs required for certain of our services.

*A violation by our customers of applicable legal requirements in the selection or use of our services could generate legal liability for us.*

Certain of our services are provided at the direction and pursuant to the identified requirements of our customers, including property preservation, inspection, title, valuations, brokerage, auction, foreclosure and eviction services that are triggered by information provided by our customers.  The failure of our customers to properly identify or account for regulatory requirements applicable to the use of our services, in selecting appropriate services for the intended purposes, or in specifying how services are rendered could expose us to significant penalties, fines, litigation, settlements, costs and consent orders.

*Our services, regulatory obligations and tax compliance requirements expose us to significant penalties, litigation, customer loss and increased costs.*

Participants in the industries in which we operate are subject to a high level of oversight and regulation.  The failure of our services to meet applicable legal requirements could subject us to civil and criminal liability, loss of licensure, damage to our reputation, significant penalties, fines, settlements, adverse publicity, litigation, including class action lawsuits or administrative enforcement actions, costs and consent orders against us or our customers that may curtail or restrict our business as it is currently conducted.  Such failures could also cause customers to reduce or cease using our services.

Certain of our customers are subject to vendor oversight requirements.  As such, we are subject to oversight by our customers. If we do not meet the standards established by or imposed upon our customers, regulators allege that services provided by Altisource fail to meet applicable legal requirements, or if any other oversight procedures result in a negative outcome for Altisource, we may lose customers, may no longer be granted referrals for certain services, or may have to conform our business to address these standards.

*The tax regulations, and the interpretation thereof, in the countries, states and local jurisdictions in which we operate periodically change, which may adversely affect our results due to higher taxes, interest and penalties, or our inability to utilize operating losses or other tax credits available to us.*

Certain of our subsidiaries provide services in the United States, India and other countries.  Those jurisdictions are subject to changing tax environments, which may result in higher operating expenses or taxes and which may introduce uncertainty as to the application of tax laws and regulations to our operations.  Furthermore, we may determine that we owe additional taxes or may be required to pay taxes for services provided in prior periods as interpretations of tax laws and regulations are clarified or revised.  Changes in laws concerning sales tax, gross recipient tax, dividends, retained earnings, application of operating or other losses, and intercompany transactions and loans, among others, could impact us.  We may not be able to raise our prices to customers or pass-through such taxes to our customers or vendors in response to changes, which would adversely affect our results of operations.  If we fail to accurately anticipate or apply tax laws and regulations to our operations, we could be subject to liabilities and penalties.  We may be unable to take advantage of operating losses or other tax credits to the full extent available or at all due to changes in tax regulations or our results of operations.

*Our operations and intercompany arrangements are subject to the tax laws of various jurisdictions, and we could be obligated to pay additional taxes, which would harm our results of operations.*

We conduct our operations in several countries, states and local jurisdictions and may be required to report our taxable income in various jurisdictions worldwide based upon our business operations in those jurisdictions.  Our intercompany relationships are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions.  These regulations are designed to ensure that transactions between related entities are conducted at arm's length, i.e., at prices that would be agreed upon by unrelated parties in the open market.  Transfer pricing regulations, and associated guidelines, are complex and vary from country to country, and changes in the tax treatment of transfer pricing could have a material effect on the Company.

The amount of taxes paid in different jurisdictions may depend on the application of the tax laws of the various jurisdictions to our business activities, changes in tax rates, new or revised tax laws or interpretations of existing tax laws and policies, and our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements.  The relevant taxing authorities may disagree with our determinations as to the transfer pricing, income and expenses attributable to specific jurisdictions.  If such a disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations.

We are subject to income, withholding, transaction and other taxes in numerous jurisdictions. Significant judgment will be required in evaluating our tax positions and our worldwide provision for taxes. During the ordinary course of our business, there are many activities and transactions for which the ultimate tax determination may be uncertain. We may be audited in various jurisdictions, and such jurisdictions may assess additional taxes, sales taxes and value added taxes against it. Even if we believe our tax estimates are reasonable, the final determination of any tax audits or litigation could be materially different from our historical tax provisions and accruals, which could have an adverse effect on our results of operations or cash flows in the period or periods for which a determination is made.

Additionally, evolving tax policies focused on combating base erosion and profit shifting may lead to more aggressive tax enforcement by authorities, increased documentation and compliance requirements, and the potential for disputes with tax authorities. This could lead to unexpected tax adjustments, higher operating costs, and delays in operations as the Company seeks to address any tax challenges or compliance issues.

## ITEM 1B.  UNRESOLVED STAFF COMMENTS

None.

## ITEM 1C.  CYBERSECURITY

The Board of Directors is responsible for the Company's risk management strategy and overseeing the Company's risk management program, of which cybersecurity is a critical element. The Chief Strategy and Technology Officer ("CSTO") and the Chief Information Security Officer ("CISO") are responsible for designing, implementing and administering the Company's cybersecurity risk management policies, processes and practices, business continuity planning and disaster recovery functions and activities. The CSTO and CISO meet on a quarterly basis with other members of management as the Technology and Information Security Committee ("TIS Committee") to review the Company's cybersecurity risk management, business continuity planning and disaster recovery strategy and performance.

The Company's cybersecurity policies, standards, processes, and practices are generally based on recognized frameworks established by the National Institute of Standards and Technology ("NIST"), the International Organization for Standardization ("ISO"), applicable industry standards, and applicable data privacy and cybersecurity regulations. Annual technology and cybersecurity risk assessments are conducted to identify and evaluate applicable risks and controls designed to address such risks. In general, the Company seeks to identify, assess and manage material cybersecurity risks through a company-wide approach addressing the confidentiality, integrity, and availability of the Company's information systems and the information that the Company collects and processes.

**Cybersecurity Risk Management and Strategy**

The Company's cybersecurity risk management strategy focuses on several areas:

- **Identification and Reporting:** The Company strives to have controls and procedures reasonably designed to identify, assess, manage and respond to cybersecurity threats and incidents, including fulfilling potential public disclosure or reporting requirements as may be applicable.

- **Technical Safeguards:** The Company strives to implement and maintain technical safeguards designed to protect the Company's information systems and data from cybersecurity threats, including perimeter and web application firewalls, proxy, intrusion prevention and detection systems, anti-malware, endpoint detection response functionality, data loss prevention systems, security incident event management, geo-blocking and access controls. Such safeguards are generally evaluated through internal security testing, third party penetration testing and vulnerability assessments, as well as outside audits and certifications, and revised as warranted. The Company seeks to comply with the cybersecurity framework guidelines issued by the NIST and ISO.

- **Independent Assessments:** The Company engages independent third-party service providers to support and enhance its cybersecurity risk management program. These third parties perform periodic security testing, assessments, and reviews designed to evaluate the effectiveness of the Company's security controls and identify potential vulnerabilities. Such activities include: (i) vulnerability assessments and penetration testing of web applications, infrastructure, and select mobile environments conducted using industry-recognized methodologies; (ii) the use of an independent certification body to conduct ISO-based assessments and certifications of the Company's information security management program; (iii) testing of information technology general controls by an external audit firm as part of the Company's Sarbanes-Oxley ("SOX") compliance program; (iv) periodic reviews conducted by the Company's cybersecurity insurance provider in connection with underwriting and renewal processes; and (v) independent cybersecurity testing and assessments performed by certain clients as part of their vendor risk management and regulatory oversight processes. Management reviews the results of these third-party activities and incorporates relevant findings into its ongoing cybersecurity risk management efforts.

- **Education and Awareness:** The Company provides periodic, training for all levels of employees regarding information security, cybersecurity threats, business continuity planning and disaster recovery in an effort to equip Company employees with tools to address cybersecurity threats, and to communicate the Company's evolving information security policies, standards, processes and practices.

- **Incident Response and Recovery Planning:** The Company's Security Operations Center ("SOC"), reporting to the CISO, strives to provide 24x7 incident monitoring.  If an incident occurs which SOC determines qualifies as a "critical risk" according to predetermined criteria, Company policy requires the SOC to engage an incident management team to assist with evaluating, responding to and managing the response of the incident.  The Company has established and seeks to maintain comprehensive incident identification, containment, response and business continuity plans designed to respond to potential cybersecurity incidents.  The Company strives to conduct periodic drills and tabletop exercises to test its procedure.

- **Third-Party Risk Management:** The Company strives to conduct initial and periodic risk evaluations of vendors meeting predefined criteria for heightened cybersecurity risk, based on their access to or provision of critical information systems or data.

The Company strives to conduct periodic assessments of the Company's policies, standards, processes and practices.  Summary results of such assessments are evaluated by the CISO to assist the Company in adjusting its cybersecurity policies, standards, processes and practices; the CISO reviews critical results with the TIS Committee. There can be no assurance that these risks management strategies and assessments will be effective.

**Governance**

The Company maintains a formal cybersecurity governance structure. The SOC monitors the Company's information systems on an ongoing basis and escalates identified threats and incidents to CISO. The Company maintains a cross-functional incident response team composed of representatives from the following departments: Information Security, Information Technology, Law and Compliance, and Enterprise Risk.

Significant cybersecurity incidents and risks are escalated to management through the TIS Committee. The Board of Directors receives quarterly updates regarding cybersecurity risk management, threat landscape developments, and mitigation efforts. In the event of a material cybersecurity incident, the Board would be notified and would receive updates regarding investigation status, impact assessment, and remediation activities. The Company conducts periodic incident response drills and tabletop exercises to test its incident response procedures, business continuity plans, crisis management processes, and management preparedness in the event of a significant cybersecurity incident.

The CISO has served in various roles in information technology, information security, and business continuity for over 20 years.  The CISO holds undergraduate and graduate degrees in Information Systems Management and has attained the professional certification of Certified Information Security Manager from the Information Systems Audit and Control Association.

**Material Effects of Cybersecurity Incidents**

Past cybersecurity incidents have not had, and are not reasonably expected to have, a material impact on the Company's business strategy, operations, or financial condition.

**ITEM 2.    PROPERTIES**

Our principal executive offices are located in leased office space in Luxembourg, Grand Duchy of Luxembourg.  Our principal leased offices in other countries as of December 31, 2025 include two offices in the United States and one office each in India and Uruguay.

We do not own any office facilities.  We consider these facilities to be suitable and currently adequate for the management and operations of our businesses.

## ITEM 3. LEGAL PROCEEDINGS

We may become, from time to time, involved in various disputes, litigation, regulatory inquiry, audit, examinations and investigation matters that arise in the course of business. Given the inherent unpredictability of these proceedings, it is possible that future adverse outcomes could have a material adverse effect on our financial condition or results of operations.

### Litigation

We are currently involved in legal actions in the course of our business, most of which seek monetary damages. Although the outcome of these proceedings cannot be predicted with certainty, we currently believe that their outcome, both individually and in the aggregate, will not have a material impact on our financial condition, results of operations or cash flows.

*National Fair Housing Alliance v. Altisource Solutions, Inc., et al.*

On or about February 1, 2018, the National Fair Housing Alliance ("NFHA") and eighteen regional housing groups (collectively, the "Plaintiffs") filed a civil complaint, subsequently amended, against Altisource Solutions, Inc. ("ASI"), a wholly owned subsidiary of the Company, Deutsche Bank National Trust, as Trustee, Deutsche Bank Trust Company Americas, as Trustee, and Ocwen Loan Servicing, LLC (n/k/a Onity Group, Inc.) (collectively, the "Defendants") in the United States District Court for the Northern District of Illinois (the "Litigation"). The complaint alleged violations of the federal Fair Housing Act in connection with the maintenance and marketing of certain real estate owned properties.

On February 11, 2026, Defendants entered into a settlement agreement with the Plaintiffs, providing for a full release of claims against the defendants and dismissal of the Litigation with prejudice. Altisource recorded a $7.5 million loss for the three months ended December 31, 2025 reflecting the settlement and associated defense costs. The settlement agreement contains customary terms and conditions and does not include any admission of liability, fault or unlawful conduct by the defendants.

The Company expects to fund its portion of the settlement from available cash. The Company expects that a significant portion of the liability may be eligible for reimbursement under applicable insurance, subject to the terms and conditions of the applicable insurance policies. However, one insurer is disputing the extent of its available insurance coverage. There can be no assurance as to the timing or amount of any such reimbursement, if any.

### Regulatory Matters

Periodically, we are subject to audits, examinations and investigations by governmental authorities and receive subpoenas, civil investigative demands or other requests for information from such governmental authorities in connection with their regulatory or investigative authority. We are currently responding to such inquiries from governmental authorities relating to certain aspects of our business. We believe it is premature to predict the potential outcome or to estimate any potential financial impact in connection with these inquiries.

Our businesses are also subject to extensive regulation which may result in regulatory proceedings or actions against us. For further information, see Item 1A of Part I, "*Risk Factors*" above and Note 22 to the consolidated financial statements.

## ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

**PART II**

**ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES**

**Market Information**

Our common stock and publicly traded warrants are listed on the NASDAQ Global Select Market under the symbols "ASPS", "ASPSW" and "ASPSZ."

The number of holders of record of our common stock as of February 26, 2026 was 368.  We believe the number of beneficial shareholders is substantially greater than the number of holders as a large portion of our common stock is held through brokerage firms.

**Dividends**

We have not historically declared or paid cash dividends on our common stock, but may declare dividends in the future.  Under Luxembourg law, shareholders need to approve certain dividends.  Such approval typically occurs during a company's annual meeting of shareholders.  Luxembourg law imposes limits on our ability to pay dividends based on annual net income and net income carried forward, less any amounts placed in reserve.  The provisions of  the New Facility and the Super Senior Facility also limit our ability to pay dividends.

**Securities Authorized for Issuance under Equity Compensation Plans**

The information required by this item is incorporated herein by reference to our definitive proxy statement in connection with our 2026 annual meeting of shareholders to be filed pursuant to Regulation 14A under the Exchange Act.

**Issuer Purchases of Equity Securities**

On May 16, 2023, our shareholders approved the renewal and amendment of the share repurchase program previously approved by our shareholders on May 15, 2018.  Under the program, we are authorized to purchase up to 0.4 million shares of our common stock, based on a limit of 15% of the outstanding shares of common stock on the date of approval, at a minimum price of $8.00 per share and a maximum price of $200.00 per share, until May 16, 2028.  As of December 31, 2025, approximately 0.4 million shares of common stock remain available for repurchase under the program. In connection with the elimination of fractional shares resulting from the Share Consolidation, the Company purchased 204 shares of common stock during the year ended December 31, 2025.  There were no other purchases of shares of common stock during the years ended December 31, 2025 and 2024.   Under the New Facility and the Super Senior Facility, we are not permitted to repurchase shares except under limited circumstances.

**ITEM 6.     [Reserved]**

**ITEM 7.** **MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

Management's discussion and analysis of financial condition and results of operations ("MD&A") is a supplement to the accompanying consolidated financial statements and is intended to provide a reader of our financial statements with a narrative from the perspective of management on our businesses, current developments, financial condition, results of operations and liquidity. Significant sections of the MD&A are as follows:

*Overview.* This section, beginning below, provides a description of recent developments we believe are important in understanding our results of operations and financial condition as well as understanding anticipated future trends. It also provides a brief description of significant transactions and events that affect the comparability of financial results and a discussion of the progress being made on our strategic initiatives.

*Consolidated Results of Operations.* This section, beginning on page 38, provides an analysis of our consolidated results of operations for the two years ended December 31, 2025 and 2024.

*Segment Results of Operations.* This section, beginning on page 42, provides analysis of our business segments' results of operations for the years ended December 31, 2025 and 2024.

*Liquidity and Capital Resources.* This section, beginning on page 48, provides an analysis of our cash flows for the two years ended December 31, 2025 and 2024. We also discuss restrictions on cash movements, future commitments and capital resources.

*Critical Accounting Policies, Estimates and Recent Accounting Pronouncements.* This section, beginning on page 50, identifies those accounting principles we believe are most important to our financial results and that require significant judgment and estimates on the part of management in application. We provide all of our significant accounting policies in Note 2 to the accompanying consolidated financial statements.

*Other Matters.* This section, beginning on page 51, provides a discussion of customer concentration.

## OVERVIEW

### Our Business

We are an integrated service provider and marketplace for the real estate and mortgage industries. Combining operational excellence with a suite of innovative services and technologies, Altisource helps solve the demands of the ever-changing markets we serve.

We conduct our operations through two reportable segments: *Servicer and Real Estate* and *Origination*. In addition, we report *Corporate and Others* separately.

The *Servicer and Real Estate* segment provides loan servicers and real estate investors with solutions and technologies that span the mortgage and real estate lifecycle. Within the Servicer and Real Estate segment we provide:

Solutions

Our Solutions business includes property preservation and inspection services, foreclosure trustee services, residential real estate renovation services, residential and commercial construction inspection and risk mitigation services, title insurance (as an agent) and settlement services, and real estate valuation services.

Marketplace

Our Marketplace business includes the Hubzu online real estate auction platform, real estate brokerage and asset management services.

Technology and SaaS Products

Our Technology and SaaS Products business includes Equator (a SaaS-based technology to manage REO and investor homes, short sales, foreclosure, bankruptcy and eviction processes), Vendorly Invoice (a vendor invoicing and payment system), RentRange (a single and multi-family rental data, analytics and rent-based valuation solution) and REALSynergy (a commercial loan servicing platform).

The *Origination* segment provides originators with solutions and technologies that span the mortgage origination lifecycle. Within the Origination segment we provide:

Lenders One

Our Lenders One business includes management services provided to the Best Partners Mortgage Cooperative, Inc., doing business as Lenders One, and certain loan manufacturing and capital markets solutions provided to the members of the Lenders One cooperative.

Solutions

Our Solutions business includes loan fulfillment services, real estate valuation services, title insurance (as an agent) and settlement services, and insurance services.

Technology and SaaS Products

Our Technology and SaaS Products business includes Vendorly Monitor (a vendor management platform), LOLA (a marketplace to order services and a tool to automate components of the loan manufacturing process) and TrelixAI (technology to manage the workflow and automate components of the loan fulfillment and pre and post-close quality control).

*Corporate and Others* includes interest expense and costs related to corporate functions including executive, infrastructure and certain technology groups, finance, law, compliance, human resources, vendor management, facilities, risk management and eliminations between reportable segments.

We classify revenue in three categories: service revenue, revenue from reimbursable expenses and non-controlling interests. In evaluating our performance, we focus on service revenue. Service revenue consists of amounts attributable to our fee-based services. Reimbursable expenses and non-controlling interests are pass-through items for which we earn no margin. Reimbursable expenses consist of amounts we incur on behalf of our customers in performing our fee-based services that we pass directly on to our customers without a markup. Non-controlling interests represent the earnings of Lenders One. Lenders One is a mortgage cooperative managed, but not owned, by Altisource. Lenders One's earnings are included in revenue and reduced from net income (loss) to arrive at net income (loss) attributable to Altisource.

**Strategy and Core Businesses**

We are focused on becoming the premier provider of mortgage and real estate marketplaces and related technology enabled solutions to a broad and diversified customer base of residential real estate and loan investors, servicers, and originators. The real estate and mortgage marketplaces represent very large markets, and we believe our scale and suite of offerings provide us with competitive advantages that could support our growth. As we navigate the current state of the economy, interest rate environment, housing supply, and other macro-economic trends, we continue to evaluate our strategy and core businesses and seek to position our businesses to provide long term value to our customers and shareholders.

Each of our business segments provides Altisource the potential to grow and diversify our customer and revenue base. We believe these business segments address very large markets and directly leverage our core competencies and distinct competitive advantages. Our business segments and strategic initiatives follow:

*Servicer and Real Estate:*

Through our offerings that support residential real estate and loan investors and forward and reverse servicers, we provide a suite of loan default and real estate investor solutions and technologies intended to meet their growing and evolving needs. We are focused on gaining market share on existing solutions and launching new solutions with our existing customer base and attracting new customers to our offerings. We have a customer base that includes GSEs, asset managers, and several large bank and non-bank servicers including Onity and Rithm. We believe we are one of only a few providers with a broad suite of solutions, nationwide coverage and scalability. Further, we believe we are well positioned to gain market share from existing and new customers if loan delinquency rates and foreclosure initiations and sales rise, or if they consolidate to larger, full-service providers or outsource services that have historically been performed in-house.

*Origination:*

Through our offerings that support mortgage loan originators (or other similar mortgage market participants), we provide a suite of solutions and technologies to meet the evolving and growing needs of lenders, mortgage purchasers and securitizers. We are focused on growing business from our existing customer base, attracting new customers to our offerings and developing new offerings. We have a customer base that includes the Lenders One cooperative members (Lenders One is a residential mortgage cooperative managed by Altisource), which includes independent mortgage bankers, credit unions, and banks. We believe our suite of services, technologies and unique access to the members of the Lenders One mortgage cooperative position us to grow our relationships with our existing customer base by growing membership of Lenders One, increasing member adoption of existing solutions and developing and cross-selling new offerings. Further, we believe we are well positioned to gain market share from existing and new customers as customers and prospects look to Lenders One to help them improve their profitability and better compete.

**Default Related Mortgage Market**

Serious delinquency rates, foreclosure initiations and foreclosure sales are low relative to historical levels but increased during the year ended December 31, 2025 relative to the year ended December 31, 2024. Additionally, foreclosure initiations and sales as a percentage of seriously delinquent loans for 2020 through 2025 are significantly lower than prior years. During 2020 and 2021, these percentages were significantly impacted by COVID-19 borrower relief measures, including foreclosure moratoriums and forbearance programs. These measures largely expired at the end of 2021. Beginning in 2022, we believe these percentages were impacted by servicer practices, home price appreciation, the interest rate environment, housing supply, the general state of the economy, and other factors. In 2021 and 2022, a low interest rate environment drove a high volume of refinance transactions and home prices appreciated significantly. Although interest rates began to increase in 2022, home prices remained high. With greater home equity from home price appreciation, we believe troubled borrowers have more options to avoid foreclosure. Foreclosure initiations and sales increased during the year ended December 31, 2025 compared to the same period in 2024. However, both measures remain below pre-pandemic levels.

While we cannot predict whether the default market will return to a pre-pandemic operating environment, we believe the demand for our default-related business is likely to grow. We estimate that in today's environment it typically takes on average two years to convert foreclosure initiations to foreclosure sales and six months to market and sell the REO. The foreclosure timelines could vary significantly based upon, for example, the state where the property is located, whether the foreclosure is contested, amount of borrower equity in the home and available borrower relief programs. The REO sale timelines could also vary significantly based upon, for example, mortgage interest rates, the local real estate market, whether the home is located in a redemption state and whether the home is occupied post foreclosure.

During 2024 and 2025, to address the close to historically low delinquency rates, we worked to (1) reduce our cost structure, (2) maintain the infrastructure to deliver default related services for our customer base and support the anticipated increase in demand should delinquency rates, foreclosure initiations and/or foreclosure sales rise, (3) launch a residential renovation business to renovate single family homes and launch a commercial real estate auction business on Hubzu, our online auction platform, and (4) launch new solutions and increase customer adoption of our existing solutions to accelerate the growth of our Origination segment.

**Share Repurchase Program**

On May 16, 2023, our shareholders approved the renewal and amendment of the share repurchase program previously approved by our shareholders on May 15, 2018. Under the program, we are authorized to purchase up to 0.4 million shares of our common stock, based on a limit of 15% of the outstanding shares of common stock on the date of approval, at a minimum price of $8.00 per share and a maximum price of $200.00 per share, until May 16, 2028. As of December 31, 2025, approximately 0.4 million shares of common stock remain available for repurchase under the program. In connection with the elimination of fractional shares resulting from the Share Consolidation, the Company purchased 204 shares of common stock during the year ended December 31, 2025 (no comparative amount for the year ended December 31, 2024). There were no other purchases of shares of common stock during the years ended December 31, 2025 and 2024. Under the New Facility and the Super Senior Facility, we are not permitted to repurchase shares except for limited circumstances.

**Onity Related Matters**

During the year ended December 31, 2025, Onity was our largest customer, accounting for 42% of our total revenue. Additionally, 5% of our revenue for the year ended December 31, 2025 was earned on the loan portfolios serviced by Onity, when a party other than Onity or the MSR owner selected Altisource as the service provider.

Onity has disclosed that it is subject to a number of ongoing regulatory examinations, consent orders, inquiries, subpoenas, civil investigative demands, requests for information and other actions and is subject to pending and threatened legal proceedings, some of which include claims against Onity for substantial monetary damages. Previous regulatory actions against Onity have subjected Onity to independent oversight of its operations and placed certain restrictions on its ability to acquire servicing rights or proceed with default-related actions on the loans it services. Existing or future similar matters could result in adverse regulatory or other actions against Onity. In addition to the above, Onity may become subject to future adverse regulatory or other actions.

Onity has disclosed that Rithm is one of its largest servicing clients. As of December 31, 2025, Onity reported that approximately 10% of loans serviced and subserviced by Onity (measured in UPB) and approximately 50% of all delinquent loans that Onity services were related to Rithm MSRs or rights to MSRs. In November 2025, Onity disclosed that it had received notification from Rithm that Rithm does not intend to renew its subservicing agreements with Onity effective January 31, 2026.

The termination of Onity's subservicing agreements with Rithm may have significant adverse effects on Onity's business. Additionally, Altisource's revenue from Onity and Rithm (and revenue associated with the Rithm MSRs) will be reduced and our results of operations will be adversely affected by this termination.

The existence or outcome of Onity regulatory matters or Onity's loss of significant clients may have significant adverse effects on Onity's business. For example, Onity may be required to alter the way it conducts business, including the parties it contracts with for services, it may be required to seek changes to its existing pricing structure with us, it may lose its non-GSE servicing rights or subservicing arrangements or may lose one or more of its state servicing or origination licenses. Additional regulatory actions or adverse financial developments may impose additional restrictions on or require changes in Onity's business that could require it to sell assets or change its business operations. Any or all of these effects and others could result in our eventual loss of Onity as a customer or a reduction in the number and/or volume of services it purchases from us or the loss of other customers.

If any of the following events occurred, Altisource's revenue could be significantly reduced and our results of operations could be materially adversely affected, including from the possible impairment or write-off of goodwill, intangible assets, property and equipment, other assets and accounts receivable:

- Altisource loses Onity as a customer or there is a significant reduction in the volume of services it purchases from us
- Onity loses, sells or transfers a significant portion of its GSE or Federal Housing Administration servicing rights or subservicing arrangements or remaining other servicing rights or subservicing arrangements and Altisource fails to be retained as a service provider
- Onity loses state servicing licenses in states with a significant number of loans in Onity's servicing portfolio
- Onity is subject to stays, moratoriums, suspensions or other restrictions that limit or delay default-related actions on the loans it services
- The contractual relationship between Onity and Altisource changes significantly or there are significant changes to our pricing to Onity for services from which we generate material revenue
- Altisource otherwise fails to be retained as a service provider and/or there is a reduction in referral volumes

The foregoing list is not intended to be exhaustive. Management cannot predict whether any of these events or other events will occur or the amount of any impact they may have on Altisource.

**Factors Affecting Comparability**

The following items impact the comparability of our results:

- Industrywide foreclosure initiations were 25% higher in 2025 compared to 2024 (although still 19% lower than the same pre-COVID-19 period in 2019)
- Industrywide foreclosure sales were 17% higher in 2025 compared to 2024 (although still 45% lower than the same pre-COVID-19 period in 2019)
- Industrywide mortgage origination unit volume increased by 19% in 2025 compared to 2024, comprised of a 2% decline in purchase origination and a 92% increase in refinancing origination
- The weighted average interest rate on the Company's long-term debt was 8.11% for the year ended December 31, 2025, compared to 14.00% for the same period in 2024

- The Company recognized a $7.5 million litigation settlement loss for the year ended December 31, 2025 related to a settlement agreement with NFHA and associated defense costs. For further information, see Item 3. of Part I, "*Legal Proceedings*" and Note 22 to the consolidated financial statements
- The Company recognized $3.6 million of expenses related to the Debt Exchange Transaction for the year ended December 31, 2025
- The Company recognized an income tax benefit of $16.1 million for the year ended December 31, 2025, which was driven primarily by the reversal of liabilities for uncertain tax positions, partially offset by income tax expense on transfer pricing income from India and the United States and no tax benefit on the pretax loss from our Luxembourg operating company and uncertain tax positions
- The Company recognized an income tax provision of $2.6 million for the year ended December 31, 2024, which was driven primarily by income tax expense on transfer pricing income from India and the United States, no tax benefit on the pretax loss from our Luxembourg operating company and uncertain tax positions.

## CONSOLIDATED RESULTS OF OPERATIONS

The following is a discussion of our consolidated results of operations for the years ended December 31, 2025 and 2024. For a more detailed discussion of the factors that affected the results of our business segments in these periods, see *"Segment Results of Operations"* below.

The following table sets forth information on our consolidated results of operations for the years ended December 31:

| *(in thousands, except per share data)* | 2025 | 2024 | % Increase (decrease) |
|---|---|---|---|
| Service revenue | | | |
| Servicer and Real Estate | $ 126,057 | $ 119,939 | 5 |
| Origination | 35,200 | 30,415 | 16 |
| Total service revenue | 161,257 | 150,354 | 7 |
| Reimbursable expenses | 9,405 | 9,592 | (2) |
| Non-controlling interests | 313 | 188 | 66 |
| Total revenue | 170,975 | 160,134 | 7 |
| Cost of revenue | 122,065 | 110,605 | 10 |
| Gross profit | 48,910 | 49,529 | (1) |
| Selling, general and administrative expenses | 40,976 | 45,620 | (10) |
| Litigation settlement loss | 7,517 | — | N/M |
| Loss on sale of business | — | 685 | (100) |
| Income from operations | 417 | 3,224 | (87) |
| Other income (expense), net: | | | |
| Interest expense | (12,173) | (38,877) | (69) |
| Debt exchange transaction expenses | (3,646) | — | N/M |
| Other income (expense), net | 1,256 | 2,786 | (55) |
| Total other income (expense), net | (14,563) | (36,091) | 60 |
| | | | |
| Loss before income taxes and non-controlling interests | (14,146) | (32,867) | 57 |
| Income tax benefit (provision) | 16,074 | (2,581) | N/M |
| | | | |
| Net income (loss) | 1,928 | (35,448) | 105 |
| Net income attributable to non-controlling interests | (313) | (188) | 66 |
| | | | |
| Net income (loss) attributable to Altisource | $ 1,615 | $ (35,636) | 105 |
| | | | |
| Margins: | | | |
| Gross profit / service revenue | 30 % | 33 % | |
| Income from operations / service revenue | — % | 2 % | |
| | | | |
| Earnings (loss) per share: | | | |
| Basic | $ 0.16 | $ (9.99) | 102 |
| Diluted | $ 0.15 | $ (9.99) | 102 |
| | | | |
| Weighted average shares outstanding: | | | |
| Basic | 10,066 | 3,567 | 182 |
| Diluted | 11,067 | 3,567 | 210 |

_____

N/M — not meaningful.

*Revenue*

We recognized service revenue of $161.3 million for the year ended December 31, 2025, a 7% increase compared to the year ended December 31, 2024. The increase in service revenue for the year ended December 31, 2025 was driven by higher revenue in both segments. Revenue was higher in the Servicer and Real Estate segment from growth in our Property Renovation Services, Foreclosure Trustee, Granite and Field Services businesses in the Solutions business, partially offset by fewer home sales in the Marketplace business and lower professional services revenue in the Equator business within the Technology and SaaS products business. Revenue was higher in the Origination segment from growth in reseller products in the Lenders One business.

We recognized reimbursable expense revenue of $9.4 million for the year ended December 31, 2025, a 2% decrease compared to the year ended December 31, 2024. The decrease in reimbursable expenses for the year ended December 31, 2025 was primarily driven by fewer asset resolution and asset management activities in the Marketplace business, lower REO title related expenses and a decrease in property preservation services in the Servicer and Real Estate Solutions business, partially offset by growth in the Foreclosure Trustee business in the Servicer and Real Estate Solutions business.

Certain of our revenues can be impacted by seasonality. More specifically, revenues from property sales, loan originations and certain property preservation services in field services typically tend to be at their lowest level during the fall and winter months and at their highest level during the spring and summer months. However, as a result of the current default market, home price appreciation and higher mortgage interest rates, the seasonal impact to revenue may not follow historical patterns.

*Cost of Revenue and Gross Profit*

Cost of revenue principally includes payroll and employee benefits associated with personnel employed in customer service, operations and technology roles, fees paid to external providers related to the provision of services, reimbursable expenses, technology and telecommunications costs as well as depreciation and amortization of operating assets.

Cost of revenue consists of the following for the years ended December 31:

| (in thousands) | | 2025 | | 2024 | % Increase (decrease) |
|---|---|---|---|---|---|
| Outside fees and services | $ | 69,317 | $ | 59,808 | 16 |
| Compensation and benefits | | 31,115 | | 29,321 | 6 |
| Technology and telecommunications | | 11,848 | | 11,282 | 5 |
| Reimbursable expenses | | 9,405 | | 9,592 | (2) |
| Depreciation and amortization | | 380 | | 602 | (37) |
| Total | $ | 122,065 | $ | 110,605 | 10 |

We recognized cost of revenue of $122.1 million for the year ended December 31, 2025, a 10% increase compared to the year ended December 31, 2024. Outside fees and services for the year ended December 31, 2025 increased primarily from service revenue growth in the Property Renovations Services, Foreclosure Trustee and Field Services businesses within the Servicer and Real Estate segment and service revenue growth in the Lenders One business in the Origination segment. Compensation and benefits for the year ended December 31, 2025 increased primarily due to growth in the Property Renovation Services business and higher annual incentive compensation accruals. Technology and telecommunications for the year ended December 31, 2025 increased primarily from a benefit recognized in 2024. Depreciation and amortization was lower for the year ended December 31, 2025 from the completion of the depreciation periods of certain premises and equipment with only modest additions. In addition, changes in reimbursable expenses for the year ended December 31, 2025 are consistent with the changes in reimbursable expenses revenue discussed in the revenue section above.

Gross profit decreased to $48.9 million, representing 30% of service revenue, for the year ended December 31, 2025 compared to $49.5 million, representing 33% of service revenue, for the year ended December 31, 2024. Gross profit as a percentage of service revenue for the year ended December 31, 2025 decreased compared to the year ended December 31, 2024 primarily due to a change in revenue mix from greater growth in the lower margin Property Renovations Services and Lenders One businesses than in the higher margin Hubzu business. Our margins can vary substantially depending upon the service revenue mix.

*Selling, General and Administrative Expenses*

Selling, general and administrative ("SG&A") expenses includes payroll for personnel employed in executive, sales and marketing, finance, technology, law, compliance, audit, human resources, vendor management, facilities and risk management roles.  This category also includes professional services fees, occupancy costs, marketing costs, depreciation and amortization of non-operating assets and other expenses.

SG&A expenses consist of the following for the years ended December 31:

| *(in thousands)* | | 2025 | | 2024 | % Increase (decrease) |
|---|---|---|---|---|---|
| Compensation and benefits | $ | 20,008 | $ | 19,212 | 4 |
| Professional services | | 5,157 | | 10,118 | (49) |
| Amortization of intangible assets | | 5,183 | | 5,080 | 2 |
| Occupancy related costs | | 3,388 | | 3,556 | (5) |
| Marketing costs | | 2,375 | | 2,051 | 16 |
| Depreciation and amortization | | 137 | | 395 | (65) |
| Other | | 4,728 | | 5,208 | (9) |
| Selling, general and administrative expenses | $ | 40,976 | $ | 45,620 | (10) |

SG&A expenses for the year ended December 31, 2025 of $41.0 million decreased by 10% compared to the year ended December 31, 2024. The decrease in SG&A for the year ended December 31, 2025 was primarily driven by lower professional services and other SG&A expenses, partially offset by higher compensation and benefits.  Professional services for the year ended December 31, 2025 decreased primarily due to lower costs related to legacy indemnification accruals and a settlement payment received related to a legacy matter.  Other SG&A expenses for the year ended December 31, 2025 decreased primarily due to lower bad debt expense, as well as a loss on sale of business recognized during the year ended December 31, 2024 in connection with the indemnity escrow related to the Pointillist sale.  Compensation and benefits for the year ended December 31, 2025 increased primarily from higher annual incentive compensation accruals.

*Income from operations*

Income from operations was $0.4 million, representing less than 1% of service revenue, for the year ended December 31, 2025 compared to income from operations of $3.2 million, representing 2% of service revenue, for the year ended December 31, 2024.  Income from operations as a percentage of service revenue declined for the year ended December 31, 2025 compared to the year ended December 31, 2024, primarily from a $7.5 million loss from litigation settlement with NFHA and associated defense costs and lower gross profit margins, partially offset by lower SG&A expenses as a percentage of service revenue. For further information on the settlement, see Item 3 "*Legal Proceedings*" above and Note 22 to the consolidated financial statements.

*Other income (expense), net*

Other income (expense), net, principally includes interest expense and other non-operating gains and losses.

Other income (expense), net was $(14.6) million for the year ended December 31, 2025 compared to $(36.1) million for the year ended December 31, 2024.  The change for the year ended December 31, 2025 was primarily driven by lower interest expense, partially offset by higher debt exchange transaction expenses.  The lower interest expense was driven by the decrease in outstanding debt and a lower interest rate from the February 19, 2025 Debt Exchange Transaction.

*Income Tax Provision*

We recognized an income tax benefit (provision) of $16.1 million and $(2.6) million for the years ended December 31, 2025 and 2024, respectively.

Income tax benefit for the year ended December 31, 2025 was driven primarily by the reversal of liabilities for uncertain tax positions partially offset by income tax expense on transfer pricing income from India and the United States and no tax benefit on the pretax loss from our Luxembourg operating company.  For further information, see Note 20.

The income tax provision for the year ended December 31, 2024 was driven primarily by income tax expense on transfer pricing income from India and the United States, no tax benefit on the pretax loss from our Luxembourg operating company and uncertain tax positions.

## SEGMENT RESULTS OF OPERATIONS

The following section provides a discussion of pretax results of operations of our business segments.  Transactions between segments are accounted for as third party arrangements for purposes of presenting segment results of operations.

Financial information for our segments was as follows:

| (in thousands) | For the year ended December 31, 2025 | | | |
| --- | --- | --- | --- | --- |
| | Servicer and Real Estate | Origination | Corporate and Others | Consolidated Altisource |
| Revenue | | | | |
| Service revenue | $ 126,057 | $ 35,200 | $ — | $ 161,257 |
| Reimbursable expenses | 8,780 | 625 | — | 9,405 |
| Non-controlling interests | — | 313 | — | 313 |
| | 134,837 | 36,138 | — | 170,975 |
| Cost of revenue | 86,752 | 28,861 | 6,452 | 122,065 |
| Gross profit (loss) | 48,085 | 7,277 | (6,452) | 48,910 |
| Selling, general and administrative expenses | 7,503 | 7,162 | 26,311 | 40,976 |
| Litigation settlement loss | 7,517 | — | — | 7,517 |
| Income (loss) from operations | 33,065 | 115 | (32,763) | 417 |
| Total other income (expense), net | 228 | (5) | (14,786) | (14,563) |
| | | | | |
| Income (loss) before income taxes and non-controlling interests | $ 33,293 | $ 110 | $ (47,549) | $ (14,146) |
| | | | | |
| Margins: | | | | |
| Gross profit (loss) / service revenue | 38 % | 21 % | N/M | 30 % |
| Income (loss) from operations / service revenue | 26 % | — % | N/M | 0 % |

N/M — not meaningful.

| (in thousands) | For the year ended December 31, 2024 | | | |
| --- | --- | --- | --- | --- |
| | Servicer and Real Estate | Origination | Corporate and Others | Consolidated Altisource |
| Revenue | | | | |
| Service revenue | $ 119,939 | $ 30,415 | $ — | $ 150,354 |
| Reimbursable expenses | 9,011 | 581 | — | 9,592 |
| Non-controlling interests | — | 188 | — | 188 |
| | 128,950 | 31,184 | — | 160,134 |
| Cost of revenue | 79,631 | 24,473 | 6,501 | 110,605 |
| Gross profit (loss) | 49,319 | 6,711 | (6,501) | 49,529 |
| Selling, general and administrative expenses | 11,421 | 6,584 | 27,615 | 45,620 |
| Loss on sale of business | — | — | 685 | 685 |
| Income (loss) from operations | 37,898 | 127 | (34,801) | 3,224 |
| Total other income (expense), net | 120 | — | (36,211) | (36,091) |
| | | | | |
| Income (loss) before income taxes and non-controlling interests | $ 38,018 | $ 127 | $ (71,012) | $ (32,867) |
| | | | | |
| Margins: | | | | |
| Gross profit (loss) / service revenue | 41 % | 22 % | N/M | 33 % |
| Income (loss) from operations / service revenue | 32 % | 0 % | N/M | 2 % |

N/M — not meaningful.

**Servicer and Real Estate**

*Revenue*

Revenue by line of business was as follows for the years ended December 31:

| (in thousands) | | 2025 | | 2024 | % Increase (decrease) |
|---|---|---|---|---|---|
| Service revenue: | | | | | |
| Solutions | $ | 92,338 | $ | 82,438 | 12 |
| Marketplace | | 24,293 | | 26,894 | (10) |
| Technology and SaaS Products | | 9,426 | | 10,607 | (11) |
| Total service revenue | | 126,057 | | 119,939 | 5 |
| | | | | | |
| Reimbursable expenses: | | | | | |
| Solutions | | 4,528 | | 4,409 | 3 |
| Marketplace | | 4,252 | | 4,602 | (8) |
| Total reimbursable expenses | | 8,780 | | 9,011 | (3) |
| | | | | | |
| Total revenue | $ | 134,837 | $ | 128,950 | 5 |

We recognized service revenue of $126.1 million for the year ended December 31, 2025, a 5% increase compared to the year ended December 31, 2024.  The increase in service revenue for the year ended December 31, 2025 was driven by growth in our Property Renovation Services, Foreclosure Trustee businesses, Granite and Field Services businesses in the Solutions business, partially offset by fewer home sales in the Marketplace business and lower professional services revenue in the Equator business within the Technology and SaaS products business.  The decrease in reimbursable expenses for the year ended December 31, 2025 was primarily driven by fewer asset resolution and asset management activities in the Marketplace business, lower REO title related expenses and a decrease in property preservation services in the Servicer and Real Estate Solutions business, partially offset by growth in the Foreclosure Trustee business in the Solutions business.

Certain of our Servicer and Real Estate businesses are impacted by seasonality.  Revenues from property sales and certain property preservation services are generally lowest during the fall and winter months and highest during the spring and summer months.  However, as a result of the current default market, home price appreciation and higher mortgage interest rates, the seasonal impact to revenue may not follow historical patterns.

*Cost of Revenue and Gross Profit*

Cost of revenue consisted of the following for the years ended December 31:

| (in thousands) | | 2025 | | 2024 | % Increase (decrease) |
|---|---|---|---|---|---|
| Outside fees and services | $ | 46,435 | $ | 41,011 | 13 |
| Compensation and benefits | | 23,611 | | 22,104 | 7 |
| Reimbursable expenses | | 8,780 | | 9,011 | (3) |
| Technology and telecommunications | | 7,678 | | 7,182 | 7 |
| Depreciation and amortization | | 248 | | 323 | (23) |
| | | | | | |
| Cost of revenue | $ | 86,752 | $ | 79,631 | 9 |

Cost of revenue for the year ended December 31, 2025 of $86.8 million increased by 9% compared to the year ended December 31, 2024.  The increase in cost of revenue for the year ended December 31, 2025 was primarily driven by higher outside fees and services, compensation and benefits and higher technology and telecommunications. Outside fees and services for the year ended December 31, 2025 increased from service revenue growth in the Property Renovation Services, Foreclosure Trustee and Field Services businesses in the Solutions business.  Compensation and benefits for the year ended December 31, 2025 increased primarily due to growth in the Property Renovation Services business and higher annual incentive compensation accruals.  Technology and telecommunications for the year ended December 31, 2025 increased from higher cloud services costs from higher volumes and from a benefit recognized in 2024.

Gross profit decreased to $48.1 million, representing 38% of service revenue, for the year ended December 31, 2025 compared to $49.3 million, representing 41% of service revenue, for the year ended December 31, 2024. Gross profit as a percentage of service revenue for the year ended December 31, 2025 decreased primarily due to a change in revenue mix from greater growth in the lower margin Property Renovations Services business than in the higher margin Foreclosure Trustee business in the Solutions business and fewer homes sales in the higher margin Marketplace business. Our margins can vary substantially depending upon the service revenue mix.

*Selling, General and Administrative Expenses*

SG&A expenses consisted of the following for the years ended December 31:

| (in thousands) | 2025 | 2024 | % Increase (decrease) |
|---|---|---|---|
| Amortization of intangible assets | $ 2,960 | $ 2,960 | — |
| Compensation and benefits | 1,932 | 1,991 | (3) |
| Professional services | 33 | 3,563 | (99) |
| Marketing costs | 1,352 | 1,249 | 8 |
| Occupancy related costs | 420 | 545 | (23) |
| Depreciation and amortization | 1 | 2 | (50) |
| Other | 805 | 1,111 | (28) |
| Selling, general and administrative expenses | $ 7,503 | $ 11,421 | (34) |

SG&A for the year ended December 31, 2025 of $7.5 million decreased by 34% compared to the year ended December 31, 2024. The decrease in SG&A for the year ended December 31, 2025 was primarily due to lower professional services. Professional services for the year ended December 31, 2025 decreased primarily due to a settlement payment received related to a legacy matter and lower costs related to legacy indemnification accruals.

*Income from operations*

Income from operations decreased to $33.1 million, representing 26% of service revenue, for the year ended December 31, 2025 compared to $37.9 million, representing 32% of service revenue, for the year ended December 31, 2024. Operating income as a percentage of service revenue for the year ended December 31, 2025 declined compared to the year ended December 31, 2024 primarily from a $7.5 million loss from litigation settlement with NFHA and lower gross profit margins, partially offset by lower SG&A expenses.

**Origination**

*Revenue*

Revenue by business unit was as follows for the years ended December 31:

| *(in thousands)* | | 2025 | | 2024 | % Increase (decrease) |
|---|---|---|---|---|---|
| Service revenue: | | | | | |
| Lenders One | $ | 28,158 | $ | 23,837 | 18 |
| Solutions | | 6,306 | | 5,915 | 7 |
| Technology and SaaS Products | | 736 | | 663 | 11 |
| Total service revenue | | 35,200 | | 30,415 | 16 |
| Reimbursable expenses: | | | | | |
| Solutions | | 625 | | 581 | 8 |
| Total reimbursable expenses | | 625 | | 581 | 8 |
| Non-controlling interests | | 313 | | 188 | 66 |
| Total revenue | $ | 36,138 | $ | 31,184 | 16 |

We recognized service revenue of $35.2 million for the year ended December 31, 2025, a 16% increase compared to the year ended December 31, 2024. We also recognized reimbursable expense revenue of $0.6 million for the year ended December 31, 2025, an 8% increase compared to the year ended December 31, 2024. The increase in service revenue in the Origination segment for the year ended December 31, 2025 was primarily driven by growth in reseller products in the Lenders One business. The increase in reimbursable expenses for the year ended December 31, 2025 was primarily driven by certain Title orders partially offset by lower volumes in the loan fulfillment services business within the Solutions business.

*Cost of Revenue and Gross Profit*

Cost of revenue consisted of the following for the years ended December 31:

| *(in thousands)* | | 2025 | | 2024 | % Increase (decrease) |
|---|---|---|---|---|---|
| Outside fees and services | $ | 22,882 | $ | 18,800 | 22 |
| Compensation and benefits | | 4,566 | | 4,413 | 3 |
| Technology and telecommunications | | 777 | | 659 | 18 |
| Reimbursable expenses | | 625 | | 581 | 8 |
| Depreciation and amortization | | 11 | | 20 | (45) |
| Cost of revenue | $ | 28,861 | $ | 24,473 | 18 |

Cost of revenue for the year ended December 31, 2025 of $28.9 million increased by 18% compared to the year ended December 31, 2024. The increase in cost of revenue for the year ended December 31, 2025 was primarily driven by higher outside fees and services from growth in the reseller products in the Lenders One business.

Gross profit increased to $7.3 million, representing 21% of service revenue, for the year ended December 31, 2025 compared to $6.7 million, representing 22% of service revenue, for the year ended December 31, 2024. Gross profit as a percentage of service revenue for the year ended December 31, 2025 decreased slightly compared to the year ended December 31, 2024 from revenue mix.

*Selling, General and Administrative Expenses*

SG&A expenses consisted of the following for the years ended December 31:

| (in thousands) | | 2025 | | 2024 | % Increase (decrease) |
|---|---|---|---|---|---|
| Compensation and benefits | $ | 2,097 | $ | 1,941 | 8 |
| Amortization of intangible assets | | 2,223 | | 2,120 | 5 |
| Professional services | | 865 | | 435 | 99 |
| Marketing costs | | 1,022 | | 796 | 28 |
| Occupancy related costs | | 188 | | 325 | (42) |
| Depreciation and amortization | | — | | 1 | (100) |
| Other | | 767 | | 966 | (21) |
| Selling, general and administrative expenses | $ | 7,162 | $ | 6,584 | 9 |

SG&A for the year ended December 31, 2025 of $7.2 million increased by 9% compared to the year ended December 31, 2024. The increase in SG&A for the year ended December 31, 2025 was primarily due to higher professional services and compensation and benefits, partially offset by lower occupancy related costs. Professional services for the year ended December 31, 2025 increased primarily from a legacy litigation matter. Compensation and benefits for the year ended December 31, 2025 increased primarily from revenue growth in the Lenders One business.

*Income from Operations*

Income from operations was $0.1 million, representing less than 1% of service revenue, for the year ended December 31, 2025 compared to income from operations of $0.1 million, representing less than 1% of service revenue, for the year ended December 31, 2024. Income from operations for the year ended December 31, 2025 was relatively flat compared to the year ended December 31, 2024.

**Corporate and Others**

*Cost of Revenue*

Cost of revenue consisted of the following for the years ended December 31:

| (in thousands) | | 2025 | | 2024 | % Increase (decrease) |
|---|---|---|---|---|---|
| Compensation and benefits | $ | 2,938 | $ | 2,804 | 5 |
| Outside fees and services | | — | | (3) | 100 |
| Technology and telecommunications | | 3,393 | | 3,441 | (1) |
| Depreciation and amortization | | 121 | | 259 | (53) |
| Cost of revenue | $ | 6,452 | $ | 6,501 | (1) |

N/M — not meaningful.

Cost of revenue for the year ended December 31, 2025 of $6.5 million decreased by 1% compared to the year ended December 31, 2024. The decrease in cost of revenue for the year ended December 31, 2025 was primarily driven by lower depreciation and amortization from the completion of the depreciation periods for certain premises and equipment.

*Selling, General and Administrative Expenses*

SG&A in Corporate and Others include costs related to the corporate functions including executive, finance, technology, law, compliance, human resources, vendor management, facilities, risk management and eliminations between reportable segments.

SG&A expenses consisted of the following for the years ended December 31:

| (in thousands) | | 2025 | | 2024 | % Increase (decrease) |
|---|---|---|---|---|---|
| Compensation and benefits | $ | 15,979 | $ | 15,280 | 5 |
| Professional services | | 4,259 | | 6,120 | (30) |
| Occupancy related costs | | 2,780 | | 2,686 | 3 |
| Depreciation and amortization | | 136 | | 392 | (65) |
| Marketing costs | | 1 | | 6 | (83) |
| Other | | 3,156 | | 3,131 | 1 |
| | | | | | |
| Selling, general and administrative expenses | $ | 26,311 | $ | 27,615 | (5) |

SG&A for the year ended December 31, 2025 of $26.3 million decreased by 5% compared to the year ended December 31, 2024. The decrease for the year ended December 31, 2025 is primarily driven by lower professional services from lower accruals for estimated legal matters.

*Other Income (Expense), net*

Other income (expense), net principally includes interest expense and other non-operating gains and losses.

Other income (expense), net was $(14.8) million for the year ended December 31, 2025 compared to $(36.2) million for the year ended December 31, 2024. The change for the year ended December 31, 2025 was primarily driven by lower interest expense, partially offset by higher debt exchange transaction expenses. The lower interest expense was driven by the decrease in outstanding debt and a lower interest rate from the February 19, 2025 Debt Exchange Transaction.

## LIQUIDITY AND CAPITAL RESOURCES

### Liquidity

Our primary source of liquidity has historically been cash flow from operations, cash proceeds from sales of businesses, cash proceeds from the sale of equity securities and cash on hand. However, primarily due to lower delinquency and foreclosure rates, and higher home equity, revenue has declined significantly compared to pre pandemic levels (although revenue grew in 2025 compared to 2024 and in 2024 compared to 2023). The lower revenue, partially offset by efficiency initiatives and cost savings initiatives, has resulted in negative operating cash flow from operations. We believe lower interest expense as a result of the February 2025 Debt Exchange Transactions, more recent revenue growth from the renovation business launched in 2024, the anticipated improvement in the default market, on-boarding sales wins, converting sales prospects to wins and revenue mix together with our reduced cost structure, should help improve operating cash flow.

We seek to deploy cash generated in a disciplined manner. Principally, we intend to use cash to develop and grow complementary services and businesses that we believe will generate attractive margins in line with our core capabilities and strategy and fund negative operating cash flow, if necessary. We also use cash for repayments of our long-term debt and capital investments. In addition, from time to time we may consider and evaluate business acquisitions, dispositions, closures, sales of equity securities or other similar actions that are aligned with our strategy.

*Revolving Loan Agreement*

In connection with the Company's Renovation business, on June 3, 2024 Altisource Solutions, Inc., an indirect subsidiary of Altisource Portfolio Solutions S.A, entered into a revolving loan agreement with a then related party, Altisource Asset Management Corporation ("AAMC") (the "Revolving Loan Agreement").

Under the terms of the Revolving Loan Agreement, AAMC will make loans to Altisource from time to time, as may be requested by Altisource. The Revolving Loan Agreement provides Altisource the ability to borrow an initial aggregate amount of up to $1.0 million, with the potential for this to be increased up to $3.0 million at the option of AAMC. Amounts that are repaid may be re-borrowed in accordance with the limitations set forth below.

The maturity date of the Revolving Loan Agreement was June 3, 2025 and can be automatically extended for one year on each anniversary of the maturity date. During any extension period, AAMC may terminate the Revolving Loan Agreement upon 150 days prior written notice and the loan will mature upon such termination. During the second quarter of 2025 the Revolving Loan Agreement was renewed, extending the maturity date to June 3, 2026. The outstanding balance on the Revolving Loan Agreement is due and payable on such maturity date.

Borrowings under the Revolving Loan Agreement bear interest of 12.00% per annum in cash and are payable monthly in arrears on the first business day of each calendar month. Altisource will pay AAMC a monthly unused commitment fee in an amount equal to 0.25% per annum of the average amount of the unused available credit under the Revolving Loan Agreement.

Altisource's obligation under the Revolving Loan Agreement is secured by certain receivables related to the Company's residential real estate renovation services business.

As of December 31, 2025, there was no outstanding debt under the Revolving Loan Agreement.

**Cash Flows**

The following table presents our cash flows for the years ended December 31:

| (in thousands) | | 2025 | | 2024 | % Increase (decrease) |
|---|---|---|---|---|---|
| Net cash used in operating activities | $ | (5,065) | $ | (5,025) | 1 |
| Net cash (used in) provided by investing activities | | (319) | | 2,254 | (114) |
| Net cash provided by financing activities | | 3,177 | | 55 | N/M |
| Net decrease in cash, cash equivalents and restricted cash | | (2,207) | | (2,716) | (19) |
| Cash, cash equivalents and restricted cash at the beginning of the period | | 32,700 | | 35,416 | (8) |
| Cash, cash equivalents and restricted cash at the end of the period | $ | 30,493 | $ | 32,700 | (7) |

N/M — not meaningful.

*Cash Flows from Operating Activities*

Cash flows from operating activities generally consist of the cash effects of transactions and events that enter into the determination of net income (loss). For the year ended December 31, 2025, net cash used in operating activities was $(5.1) million compared to net cash used in operating activities of $(5.0) million for the year ended December 31, 2024. The increase in cash used in operating activities was driven by $17.6 million lower non-cash interest expense and $2.2 million lower adjustments to net income for depreciation and amortization, bad debt expense, share based compensation and loss on sale of business, partially offset by an $18.7 million improvement in loss before income taxes and non-controlling interests and a $1.1 million lower use of cash for working capital (accounts receivable, prepaid expenses and other current assets, other assets, and accounts payable and accrued expenses). Operating cash flows can be negatively impacted because of the nature of some of our services and the mix of services provided. Certain services are performed immediately following or shortly after the referral, but the collection of the receivable does not occur until a specific event occurs (e.g., the foreclosure is complete, the REO asset is sold, etc.). Furthermore, lower margin services generate lower income and cash flows from operations. Consequently, our cash flows from operations may be negatively impacted when comparing one period to another.

*Cash Flows from Investing Activities*

Cash flows from investing activities generally include additions to premises and equipment and proceeds from the sale of businesses. Net cash (used in) provided by investing activities was $(0.3) million and $2.3 million for the years ended December 31, 2025 and 2024, respectively. The change in cash provided by investing activities was primarily driven by $2.3 million in proceeds received in the year ended December 31, 2024 in connection with the indemnity escrow from the Pointillist sale (no comparable amount for the year ended December 31, 2025). In addition, we used less than $0.1 million for each of the years ended December 31, 2025 and 2024 for additions to premises and equipment primarily related to the purchase of technology hardware.

*Cash Flows from Financing Activities*

Net cash provided by financing activities was $3.2 million and $0.1 million for the years ended December 31, 2025 and 2024, respectively. During the year ended December 31, 2025, we received $11.3 million in proceeds from the Super Senior Facility, net of the original issuance discount. We used $(1.7) million for debt issuance costs and $(3.8) million related to the issuance of equity, in connection to the Debt Exchange Transaction. During the year ended December 31, 2025, we used $0.9 million to make scheduled repayments of our senior secured term loan (no comparative amount for the year ended December 31, 2024). During the year ended December 31, 2025, we repaid $1.0 million under the Revolving Loan Agreement. During the year ended December 31, 2024 we received proceeds from the issuance of short-term debt of $1.0 million in connection with borrowings under the Revolving Loan Agreement. During the years ended December 31, 2025 and 2024, we made payments of $0.4 million and $0.7 million, respectively, to satisfy employee tax withholding obligations on the issuance of restricted share units ("RSUs") and restricted shares. These payments were made to tax authorities, at the employees' direction, to satisfy the employees' tax obligations rather than issuing a portion of vested restricted share units and restricted shares to employees. In addition, during the years ended December 31, 2025 and 2024, we distributed $0.2 million and $0.1 million, respectively, to non-controlling interests.

**Future Uses of Cash**

Our significant future liquidity obligations primarily pertain to amortization of the New Facility, amortization and maturity of the Super Senior Facility, interest expense under the New Facility and the Super Senior Facility, and operating lease payments on certain of our premises and equipment.

Significant future uses of cash include the following:

|  | | Total | | Payments Due by Period | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| (in thousands) | | | | 2026 | | 2027-2028 | | 2029-2030 | |
| New Facility [1] | $ | 159,175 | $ | 1,100 | $ | 2,200 | $ | 155,875 | |
| Super Senior Facility [2] | | 12,391 | | 125 | | 250 | | 12,016 | |
| Interest payments [3] | | 52,371 | | 12,653 | | 23,802 | | 15,916 | |
| Lease payments | | 1,256 | | 922 | | 282 | | 52 | |
| | | | | | | | | | |
| Total | $ | 225,193 | $ | 14,800 | $ | 26,534 | $ | 183,859 | |

---

[1] $157.8 million of the New Facility matures on April 30, 2030 and $1.4 million of the New Facility matures on January 15, 2029

[2] The Super Senior Facility matures on February 19, 2029

[3] Estimated future interest payments for the New Facility and the Super Senior Facility based on the three-month Secured Overnight Financing Rate ("SOFR") interest rate as of December 31, 2025.

We believe we have sufficient sources of liquidity to fund our business requirements for the next 12 months and in the longer term. Our primary sources of liquidity are existing cash balances and cash generated from operating activities. We expect that debt related obligations will be satisfied through a combination of repayments prior to maturity, including from potential proceeds received from the exercise of Cash Exercise Stakeholder Warrants, and the issuance of new debt. We will continue to routinely monitor our funding requirements to ensure we maintain adequate liquidity to meet our business needs. For further information, see Note 11 and Note 22 to the consolidated financial statements and *Item 1A. Risk Factors - Risks Related to Financing, Our Indebtedness and Capital Structure.*

**Off-Balance Sheet Arrangements**

Our off-balance sheet arrangements consist of escrow and certain other account arrangements.

We hold customers' assets in escrow and other accounts at various financial institutions pending completion of certain real estate and construction review activities. These amounts are held in escrow and other accounts for limited periods of time and are not included in the accompanying consolidated balance sheets. Amounts held in escrow and other accounts were $50.5 million and $20.4 million as of December 31, 2025 and 2024, respectively.

**CRITICAL ACCOUNTING POLICIES, ESTIMATES AND RECENT ACCOUNTING PRONOUNCEMENTS**

We prepare our consolidated financial statements in accordance with GAAP. In applying many of these accounting principles, we need to make assumptions, estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses in our consolidated financial statements. We base our estimates and judgments on historical experience and other assumptions that we believe are reasonable under the circumstances. These assumptions, estimates and judgments, however, are often subjective. Actual results may be negatively affected based on changing circumstances. If actual amounts are ultimately different from our estimates, the revisions are included in our results of operations for the period in which the actual amounts become known.

We have identified the critical accounting policies and estimates addressed below. We also have other key accounting policies, which involve the use of assumptions, estimates and judgments that are significant to understanding our results. For additional information, see Note 2 to the consolidated financial statements. Although we believe that our assumptions, estimates and judgments are reasonable, they are based upon information presently available. Actual results may differ significantly from these estimates under different assumptions, judgments or conditions.

**Goodwill**

We evaluate goodwill for impairment annually during the fourth quarter or more frequently when an event occurs or circumstances change in a manner that indicates the carrying value may not be recoverable. We first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value as a basis for determining whether we need to perform the quantitative goodwill impairment test. Only if we determine, based on qualitative assessment, that it is more likely than not that a reporting unit's fair value is less than its carrying value, will we calculate the fair value of the reporting unit. When performing the quantitative assessment, we make use of estimates and assumptions to evaluate the fair value of each reporting unit, using a weighting of the income and market valuation approaches as described below.

The income approach applies a fair value methodology to each reporting unit using discounted cash flows, including an estimation of future cash flows, which is based on our internally-developed revenue and profitability forecasts, including estimations of the long-term rate of growth of our business; estimations of the useful life over which cash flows will occur and the determination of our weighted average cost of capital, which is risk-adjusted to reflect the specific risk profile of the reporting unit being tested. The market approach includes an analysis of revenue and earnings multiples of guideline public companies compared to the Company. We base fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Our forecasts may change compared to prior period projections due to a variety of factors, including reductions in the rates of residential mortgage delinquencies, defaults, foreclosures and REO volume and economic or market fluctuations that reduce the volume or value of residential mortgage origination or refinancings. We also perform sensitivity analyses of certain significant assumptions in our forecasts and assess the historical accuracy of our estimates. Actual future results may differ from those estimates.

**Income Taxes**

We record income taxes in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 740, *Income Taxes* ("ASC Topic 740"). We account for certain income and expense items differently for financial reporting purposes and income tax purposes. We recognize deferred income tax assets and liabilities for these differences between the financial reporting basis and the tax basis of our assets and liabilities as well as expected benefits of utilizing net operating loss and credit carryforwards. The most significant temporary differences relate to accrued compensation, amortization, loss carryforwards and valuation allowances. We measure deferred income tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which we anticipate recovery or settlement of those temporary differences. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period when the change is enacted.

Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment is required in determining tax expense and in evaluating tax positions including evaluating uncertainties under ASC Topic 740. We recognize tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Resolution of these uncertainties in a manner inconsistent with management's expectations could have a material impact on our results of operations. See Note 20 to the consolidated financial statements for a discussion on the uncertain tax positions.

**Recently Adopted and Future Adoption of New Accounting Pronouncements**

See Note 2 to the consolidated financial statements for a discussion of the recent adoption of new accounting pronouncements and the future adoption of new accounting pronouncements.

**OTHER MATTERS**

**Customer Concentration**

*Onity*

Revenue from Onity primarily consists of revenue earned from the loan portfolios serviced and subserviced by Onity when Onity engages us as the service provider, and revenue earned directly from Onity, pursuant to the Onity Services Agreements. For the years ended December 31, 2025 and 2024, we recognized revenue from Onity of $72.3 million and $70.4 million, respectively. Revenue from Onity as a percentage of segment and consolidated revenue was as follows:

| | 2025 | 2024 |
|---|---|---|
| Servicer and Real Estate | 54 % | 55 % |
| Origination | 0 % | 0 % |
| Corporate and Others | — % | — % |
| Consolidated revenue | 42 % | 44 % |

We earn additional revenue related to the portfolios serviced and subserviced by Onity when a party other than Onity or the MSR owner selects Altisource as the service provider.  For the years ended December 31, 2025 and 2024, we recognized $7.7 million and $9.6 million, respectively, of such revenue.  These amounts are not included in deriving revenue from Onity and revenue from Onity as a percentage of revenue discussed above.

As of December 31, 2025, accounts receivable from Onity totaled $5.1 million, $2.6 million of which was billed and $2.5 million of which was unbilled.  As of December 31, 2024, accounts receivable from Onity totaled $4.4 million, $3.1 million of which was billed and $1.3 million of which was unbilled.

*Rithm*

Onity has disclosed that Rithm is one of its largest servicing clients.  As of December 31, 2025, Onity reported that approximately 10% of loans serviced and subserviced by Onity (measured in UPB) and approximately 50% of all delinquent loans that Onity services were related to Rithm MSRs or rights to MSRs.  In November 2025, Onity disclosed that it had received notification from Rithm that Rithm does not intend to renew its subservicing agreements with Onity effective January 31, 2026.

Rithm purchased brokerage services for REO exclusively from us, irrespective of the subservicer, subject to certain limitations, for certain MSRs set forth in and pursuant to the terms of a Cooperative Brokerage Agreement, as amended, and related letter agreement (collectively, the 'Rithm Brokerage Agreement") through August 2025.  The Rithm Brokerage Agreement expired on August 31, 2025.  At Rithm's discretion, Altisource has continued to manage REO and receive referrals from portfolios subject to the Rithm Brokerage Agreement despite the expiration of the Rithm Brokerage Agreement.  In addition, Rithm also purchases property inspection, preservation and other services from us.

For the years ended December 31, 2025 and 2024, we recognized revenue from Rithm of $4.2 million and $2.3 million, respectively, under the Rithm Brokerage Agreement and other agreements.  For the years ended December 31, 2025 and 2024, we recognized additional revenue of $9.6 million and $10.8 million, respectively, relating to the Subject MSRs when a party other than Rithm selected us as the service provider.

## ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

**Market Risk**

Our financial market risk consists primarily of interest rate and foreign currency exchange rate risk.

**Interest Rate Risk**

Under the terms of the New Facility, the interest rate charged on each of the New Debt and the Super Senior Facility is SOFR plus 6.50% (with a 3.50% SOFR floor). Based on the terms of the New Facility and the Super Senior Facility, a one percentage point increase in SOFR would increase our annual interest expense by approximately $1.2 million, and there would be a $1.2 million decrease in our annual interest expense if there was a one percentage point decrease in SOFR.

**Currency Exchange Risk**

We are exposed to currency risk from potential changes in currency values of our non-United States dollar denominated expenses, assets, liabilities and cash flows.  Our most significant currency exposure relates to the Indian rupee.  Based on expenses incurred in Indian rupees for the year ended December 31, 2025, a one percentage point increase or decrease in value of the Indian rupee in relation to the United States dollar would increase or decrease our annual expenses by approximately $0.6 million.

**ITEM 8.    FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA**

## INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

## Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Altisource Portfolio Solutions S.A.

**Opinion on the Financial Statements**

We have audited the accompanying consolidated balance sheets of Altisource Portfolio Solutions S.A. and its subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income (loss), equity (deficit), and cash flows for the years then ended and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

**Emphasis of a Matter**

As discussed in Notes 3, 14 and 22 to the financial statements, the Company has a concentration of revenue associated with its largest customer, Onity Group Inc. (together with its subsidiaries, Onity). The Company has disclosed various developments and uncertainties associated with Onity.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

**Critical Audit Matter**

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

**Accounting for Income Taxes**

As described in Notes 2 and 20 to the financial statements, the Company is subject to income taxes in the United States and a number of foreign jurisdictions. Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment is required in determining foreign tax expense and in evaluating tax positions, including evaluating uncertainties. During the year, management concluded that certain of its previously unrecognized foreign tax positions were more likely than not to be sustained. As a result, the Company recognized a $9.6 million reversal of its reserve for uncertain tax positions related to a foreign tax position and a $9.0 million reversal of related accrued interest. The Company's foreign non-U.S. income tax benefit amounted to $15.1 million for the year ending December 31, 2025, and the total unrecognized tax benefits, including interest and penalties, amounted to $3.3 million as of December 31, 2025.

We identified the accounting for income taxes in foreign jurisdictions as a critical audit matter because of the specialized expertise and high degree of auditor judgment required in auditing the foreign income tax provision related to transfer pricing determinations and evaluating the reasonableness of uncertain tax positions.

Our audit procedures related to the Company's accounting for foreign income taxes included the following, among others:

- We tested components of the income tax provision for significant foreign jurisdictions, including evaluating permanent and temporary differences between book and tax reporting balances, and tested the application of statutory tax rates; and

- With the assistance of our tax professionals, including international tax professionals and specialists, we:

  - Evaluated the reasonableness of management's estimates including the reversal of the reserve for uncertain tax positions by considering the application of foreign tax jurisdiction laws and regulations;

  - Evaluated the transfer pricing analyses provided by the Company and tested certain transfer pricing computations; and

  - Evaluated the completeness of uncertain tax positions and the reasonableness of the outcomes and measurements.

/s/ *RSM US LLP*

We have served as the Company's auditor since 2022.

Jacksonville, Florida
March 4, 2026

# ALTISOURCE PORTFOLIO SOLUTIONS S.A.
## Consolidated Balance Sheets
### *(in thousands, except per share data)*

| | | December 31, | | |
|---|---|---|---|---|
| | | **2025** | | **2024** |
| **ASSETS** | | | | |
| Current assets: | | | | |
| Cash and cash equivalents | $ | 26,603 | $ | 29,811 |
| Accounts receivable, net of allowance for credit losses of $2,492 and $3,124, respectively | | 17,984 | | 15,050 |
| Prepaid expenses and other current assets | | 9,690 | | 6,240 |
| Total current assets | | 54,277 | | 51,101 |
| | | | | |
| Premises and equipment, net | | 253 | | 701 |
| Right-of-use assets under operating leases | | 1,117 | | 2,243 |
| Goodwill | | 55,960 | | 55,960 |
| Intangible assets, net | | 17,085 | | 21,468 |
| Deferred tax assets, net | | 6,342 | | 5,629 |
| Other assets | | 4,767 | | 6,504 |
| | | | | |
| Total assets | $ | 139,801 | $ | 143,606 |
| **LIABILITIES AND DEFICIT** | | | | |
| Current liabilities: | | | | |
| Accounts payable and accrued expenses | $ | 39,595 | $ | 33,512 |
| Current portion of long-term debt | | 1,225 | | 230,544 |
| Deferred revenue | | 3,440 | | 3,979 |
| Other current liabilities | | 2,805 | | 3,238 |
| Total current liabilities | | 47,065 | | 271,273 |
| | | | | |
| Long-term debt | | 189,861 | | — |
| Deferred tax liabilities, net | | 8,641 | | 9,028 |
| Other non-current liabilities | | 3,697 | | 20,016 |
| | | | | |
| Commitments, contingencies and regulatory matters (Note 22) | | | | |
| | | | | |
| Deficit: | | | | |
| Common stock ($0.01 par value; 250,000 shares authorized, 11,021 issued and 10,994 outstanding as of December 31, 2025; 3,745 issued and 3,403 outstanding as of December 31, 2024) | | 110 | | 37 |
| Additional paid-in capital | | 257,359 | | 211,523 |
| Accumulated deficit | | (363,735) | | (259,977) |
| Treasury stock, at cost (27 shares as of December 31, 2025 and 342 shares as of December 31, 2024) | | (3,948) | | (108,959) |
| Altisource deficit | | (110,214) | | (157,376) |
| | | | | |
| Non-controlling interests | | 751 | | 665 |
| Total deficit | | (109,463) | | (156,711) |
| | | | | |
| Total liabilities and deficit | $ | 139,801 | $ | 143,606 |

*See accompanying notes to consolidated financial statements.*

**ALTISOURCE PORTFOLIO SOLUTIONS S.A.**
**Consolidated Statements of Operations and Comprehensive Income (Loss)**
*(in thousands, except per share data)*

| | For the years ended December 31, | | | |
| --- | --- | --- | --- | --- |
| | | 2025 | | 2024 |
| Revenue | $ | 170,975 | $ | 160,134 |
| Cost of revenue | | 122,065 | | 110,605 |
| | | | | |
| Gross profit | | 48,910 | | 49,529 |
| Operating expense: | | | | |
| Selling, general and administrative expenses | | 40,976 | | 45,620 |
| Litigation settlement loss (Note 22) | | 7,517 | | — |
| Loss on sale of business | | — | | 685 |
| | | | | |
| Income from operations | | 417 | | 3,224 |
| Other income (expense), net: | | | | |
| Interest expense | | (12,173) | | (38,877) |
| Debt exchange transaction expenses | | (3,646) | | — |
| Other income (expense), net | | 1,256 | | 2,786 |
| Total other income (expense), net | | (14,563) | | (36,091) |
| | | | | |
| Loss before income taxes and non-controlling interests | | (14,146) | | (32,867) |
| Income tax benefit (provision) | | 16,074 | | (2,581) |
| | | | | |
| Net income (loss) | | 1,928 | | (35,448) |
| Net income attributable to non-controlling interests | | (313) | | (188) |
| | | | | |
| Net income (loss) attributable to Altisource | $ | 1,615 | $ | (35,636) |
| | | | | |
| Earnings (loss) per share: | | | | |
| Basic | $ | 0.16 | $ | (9.99) |
| Diluted | $ | 0.15 | $ | (9.99) |
| | | | | |
| Weighted average shares outstanding: | | | | |
| Basic | | 10,066 | | 3,567 |
| Diluted | | 11,067 | | 3,567 |
| | | | | |
| Comprehensive income (loss): | | | | |
| Comprehensive income (loss), net of tax | $ | 1,928 | $ | (35,448) |
| Comprehensive income attributable to non-controlling interests | | (313) | | (188) |
| | | | | |
| Comprehensive income (loss) attributable to Altisource | $ | 1,615 | $ | (35,636) |

*See accompanying notes to consolidated financial statements.*

## ALTISOURCE PORTFOLIO SOLUTIONS S.A.
## Consolidated Statements of Equity (Deficit)
### *(in thousands)*

| | | | | Altisource Deficit | | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | Common stock | | Additional paid-in capital | Accumulated deficit | Treasury stock, at cost | Non-controlling interests | Total |
| | Shares | | | | | | |
| Balance, January 1, 2024 | 3,745 | $ 37 | $ 207,204 | $ (180,162) | $(152,749) | $ 615 | $(125,055) |
| | | | | | | | |
| Net loss | — | — | — | (35,636) | — | 188 | (35,448) |
| Distributions to non-controlling interest holders | — | — | — | — | — | (138) | (138) |
| Share-based compensation expense | — | — | 4,737 | — | — | — | 4,737 |
| Issuance of restricted share units and restricted shares | — | — | — | (26,805) | 26,805 | — | — |
| Exercise of warrants, net of costs | — | — | (418) | (3,893) | 4,221 | — | (90) |
| Treasury shares withheld for the payment of tax on restricted share unit and restricted share issuances | — | — | — | (13,481) | 12,764 | — | (717) |
| | | | | | | | |
| Balance, December 31, 2024 | 3,745 | 37 | 211,523 | (259,977) | (108,959) | 665 | (156,711) |
| | | | | | | | |
| Net income | — | — | — | 1,615 | — | 313 | 1,928 |
| Distributions to non-controlling interest holders | — | — | — | — | — | (227) | (227) |
| Share-based compensation expense | — | — | 4,347 | — | — | — | 4,347 |
| Issuance of common stock, net of issuance costs | 7,271 | 73 | 41,458 | — | — | — | 41,531 |
| Exercise of warrants, net of costs | 5 | — | 31 | (57,525) | 57,525 | — | 31 |
| Issuance of restricted share units and restricted shares | — | — | — | (32,373) | 32,373 | — | — |
| Treasury shares withheld for the payment of tax on restricted share unit and restricted share issuances | — | — | — | (15,475) | 15,114 | — | (361) |
| Purchase of fractional shares | — | — | — | — | (1) | — | (1) |
| | | | | | | | |
| Balance, December 31, 2025 | 11,021 | $ 110 | $ 257,359 | $ (363,735) | $ (3,948) | $ 751 | $(109,463) |

*See accompanying notes to consolidated financial statements.*

**ALTISOURCE PORTFOLIO SOLUTIONS S.A.**
**Consolidated Statements of Cash Flows**
*(in thousands)*

| | For the years ended December 31, | |
| --- | --- | --- |
| | 2025 | 2024 |
| Cash flows from operating activities: | | |
| Net income (loss) | $ 1,928 | $ (35,448) |
| Adjustments to reconcile net income (loss) to net cash used in operating activities: | | |
| Depreciation and amortization | 517 | 997 |
| Amortization of right-of-use assets under operating leases | 1,289 | 1,537 |
| Amortization of intangible assets | 5,183 | 5,080 |
| PIK accrual | — | 8,715 |
| Share-based compensation expense | 4,347 | 4,737 |
| Bad debt expense | 228 | 840 |
| Amortization of debt premium | (4,127) | — |
| Amortization of debt discount | 915 | 3,780 |
| Amortization of debt issuance costs | 550 | 2,434 |
| Deferred income taxes | (1,193) | (684) |
| Loss on disposal of fixed assets | — | 14 |
| Loss on sale of business | — | 685 |
| Changes in operating assets and liabilities: | | |
| Accounts receivable | (3,162) | (4,208) |
| Prepaid expenses and other current assets | (2,442) | 1,658 |
| Other assets | 2,073 | 268 |
| Accounts payable and accrued expenses | 6,083 | 3,704 |
| Current and non-current operating lease liabilities | (1,342) | (1,595) |
| Other current and non-current liabilities | (15,912) | 2,461 |
| Net cash used in operating activities | (5,065) | (5,025) |
| | | |
| Cash flows from investing activities: | | |
| Additions to premises and equipment | (69) | (3) |
| Proceeds from the sale of business | — | 2,257 |
| Other investing activities | (250) | — |
| Net cash (used in) provided by investing activities | (319) | 2,254 |
| | | |
| Cash flows from financing activities: | | |
| Proceeds from the Super Senior Facility | 11,250 | — |
| Debt issuance costs | (1,742) | — |
| Repayments of long-term debt | (934) | — |
| Equity issuance costs | (3,839) | — |
| Purchase of fractional shares | (1) | — |
| (Repayment of) proceeds from revolving loan | (1,000) | 1,000 |
| Proceeds from exercise of warrants, net of costs | 31 | (90) |
| Distributions to non-controlling interests | (227) | (138) |
| Payments of tax withholding on issuance of restricted share units and restricted shares | (361) | (717) |
| Net cash provided by financing activities | 3,177 | 55 |
| | | |
| Net decrease in cash, cash equivalents and restricted cash | (2,207) | (2,716) |
| Cash, cash equivalents and restricted cash at the beginning of the period | 32,700 | 35,416 |
| | | |
| Cash, cash equivalents and restricted cash at the end of the period | $ 30,493 | $ 32,700 |

|  | For the years ended December 31, | |
|  | 2025 | 2024 |
| --- | --- | --- |
| Supplemental cash flow information: | | |
| Interest paid | $ 14,622 | $ 23,810 |
| Income taxes paid, net | (13) | 2,053 |
| Acquisition of right-of-use assets with operating lease liabilities | 325 | 488 |
| Reduction of right-of-use assets from operating lease modifications or reassessments | (162) | (87) |
| | | |
| Non-cash investing and financing activities: | | |
| Equity issued in exchange for debt reduction | 45,370 | — |

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets and the consolidated statements of cash flows as of December 31:

|  | 2025 | 2024 |
| --- | --- | --- |
| Cash and cash equivalents | $ 26,603 | $ 29,811 |
| Restricted cash | 3,890 | 2,889 |
| Total cash, cash equivalents and restricted cash reported in the statements of cash flows | $ 30,493 | $ 32,700 |

*See accompanying notes to consolidated financial statements.*

## NOTE 1 — ORGANIZATION

### Description of Business

Altisource Portfolio Solutions S.A., together with its subsidiaries (which may be referred to as "Altisource," the "Company," "we," "us" or "our"), is an integrated service provider and marketplace for the real estate and mortgage industries. Combining operational excellence with a suite of innovative services and technologies, Altisource helps solve the demands of the ever-changing markets we serve.

## NOTE 2 — BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Accounting and Presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Intercompany transactions and accounts have been eliminated in consolidation. As described in Note 23, we conduct our operations through two reportable segments: *Servicer and Real Estate* and *Origination*. In addition, we report *Corporate and Others* separately. Certain prior year balance sheet amounts have been reclassified for consistency with the current year presentation.

### Principles of Consolidation

The financial statements include the accounts of the Company, its wholly-owned subsidiaries and those entities in which we have a variable interest and are the primary beneficiary.

Altisource consolidates Best Partners Mortgage Cooperative, Inc., which is managed by The Mortgage Partnership of America, L.L.C. ("MPA"), a wholly-owned subsidiary of Altisource. Best Partners Mortgage Cooperative, Inc. is a mortgage cooperative doing business as Lenders One® ("Lenders One"). MPA provides services to Lenders One under a management agreement. The initial term of the management agreement ended on December 31, 2025 and automatically renewed for five-year renewal term ending December 31, 2030. The management agreement provides for up to two additional automatic five-year renewal terms thereafter.

The management agreement between MPA and Lenders One, pursuant to which MPA is the management company, represents a variable interest in a variable interest entity. MPA is the primary beneficiary of Lenders One as it has the power to direct the activities that most significantly impact the cooperative's economic performance and the right to receive benefits from the cooperative. As a result, Lenders One is presented in the accompanying consolidated financial statements on a consolidated basis and the interests of the members are reflected as non-controlling interests. As of December 31, 2025, Lenders One had total assets of $0.6 million and total liabilities of $0.4 million. As of December 31, 2024, Lenders One had total assets of $0.4 million and total liabilities of $0.3 million.

### Use of Estimates

The preparation of financial statements in conformity with GAAP requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses and related disclosures of contingent liabilities in the consolidated financial statements and accompanying notes. Estimates are used for, but not limited to, determining share-based compensation, income taxes, collectability of receivables, valuation of acquired intangibles and goodwill, depreciable lives and valuation of fixed assets and contingencies. Actual results could differ materially from those estimates.

### Cash and Cash Equivalents

We classify all highly liquid instruments with an original maturity of three months or less at the time of purchase as cash equivalents.

### Accounts Receivable, Net

Accounts receivable are presented net of an allowance for expected credit losses. We monitor and estimate the allowance for credit losses based on our historical write-offs, historical collections, our analysis of past due accounts based on the contractual terms of the receivables, relevant market and industry reports and our assessment of the economic status of our customers, if known. The carrying value of accounts receivable, net, approximates fair value.

**Premises and Equipment, Net**

We report premises and equipment, net at cost or estimated fair value at acquisition for premises and equipment recorded in connection with a business combination and depreciate these assets over their estimated useful lives using the straight-line method as follows:

| | |
|---|---|
| Furniture and fixtures | 5 years |
| Office equipment | 5 years |
| Computer hardware | 3-5 years |
| Computer software | 3-7 years |
| Leasehold improvements | Shorter of useful life, 10 years or the term of the lease |

Maintenance and repair costs are expensed as incurred. We capitalize expenditures for significant improvements and new equipment and depreciate the assets over the shorter of the capitalized asset's life or the life of the lease.

We review premises and equipment for impairment following events or changes in circumstances that indicate the carrying amount of an asset or asset group may not be recoverable. We measure recoverability of assets to be held and used by comparing the carrying amount of an asset or asset group to estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds its estimated future cash flows, we recognize an impairment charge for the amount that the carrying value of the asset or asset group exceeds the fair value of the asset or asset group.

Computer software includes the fair value of software acquired in business combinations, capitalized software development costs and purchased software. Capitalized software development and purchased software are recorded at cost and amortized using the straight-line method over their estimated useful lives. Software acquired in business combinations is recorded at fair value and amortized using the straight-line method over its estimated useful life.

**Business Combinations**

We account for acquisitions using the purchase method of accounting in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 805, *Business Combinations*. The purchase price of an acquisition is allocated to the assets acquired and liabilities assumed using their fair value as of the acquisition date.

**Goodwill**

Goodwill represents the excess cost of an acquired business over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed in a business combination. We evaluate goodwill for impairment annually during the fourth quarter or more frequently when an event occurs or circumstances change in a manner that indicates the carrying value may not be recoverable. We first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value as a basis for determining whether we need to perform the quantitative goodwill impairment test. Only if we determine, based on qualitative assessment, that it is more likely than not that a reporting unit's fair value is less than its carrying value will we calculate the fair value of the reporting unit. We would then test goodwill for impairment by comparing the fair value of the reporting unit with its carrying amount. If the fair value is determined to be less than its carrying amount, we recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. We estimate the fair value of the reporting unit using discounted cash flows and market comparisons. The discounted cash flow method is based on the present value of projected cash flows. Forecasts of future cash flows are based on our estimate of future sales and operating expenses, based primarily on estimated pricing, sales volumes, market segment share, cost trends and general economic conditions. The estimated cash flows are discounted using a rate that represents our estimated weighted average cost of capital. The market comparisons include an analysis of revenue and earnings multiples of guideline public companies compared to the Company.

**Intangible Assets, Net**

Identified intangible assets consist primarily of customer related intangible assets, operating agreements, trademarks and trade names and other intangible assets. Identifiable intangible assets acquired in business combinations are recorded based on their fair values at the date of acquisition. We determine the useful lives of our identifiable intangible assets after considering the specific facts and circumstances related to each intangible asset. Factors we consider when determining useful lives include the contractual term of any arrangements, the history of the asset, our long-term strategy for use of the asset and other economic factors. We amortize intangible assets that we deem to have definite lives in proportion to actual and expected customer revenues or on a straight-line basis over their useful lives, generally ranging from 4 to 20 years.

We perform tests for impairment if conditions exist that indicate the carrying value may not be recoverable. When facts and circumstances indicate that the carrying value of intangible assets determined to have definite lives may not be recoverable, management assesses the recoverability of the carrying value by preparing estimates of cash flows of discrete intangible assets generally consistent with models utilized for internal planning purposes. If the sum of the undiscounted expected future cash flows is less than the carrying value, we recognize an impairment to the extent the carrying amount exceeds fair value.

**Long-Term Debt**

Long-term debt is reported net of applicable discount or premium and net of debt issuance costs. The debt discount or premium and debt issuance costs are amortized to interest expense through maturity of the related debt using the effective interest method.

**Fair Value Measurements**

Fair value is defined as an exit price, representing the amount that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The three-tier hierarchy for inputs used in measuring fair value, which prioritizes the inputs used in the methodologies of measuring fair value for assets and liabilities, is as follows:

Level 1 — Quoted prices in active markets for identical assets and liabilities
Level 2 — Observable inputs other than quoted prices included in Level 1
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of assets or liabilities.

Financial assets and financial liabilities are classified based on the lowest level of input that is significant to the fair value measurements. Our assessment of the significance of a particular input to the fair value measurements requires judgment and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.

**Share Consolidation**

On May 28, 2025, Altisource Portfolio Solutions S.A. effected a consolidation of its shares of common stock (the "common stock") (also known as a reverse stock split) at a ratio of 1-for-8 (the "Share Consolidation"). As a result of the Share Consolidation, every 8 shares of common stock outstanding immediately prior to effectiveness of the Share Consolidation were combined and converted into one share of common stock, reducing the total number of issued and outstanding shares from 88,129,766 to 11,016,220. No fractional shares were issued in connection with the Share Consolidation. Instead, shareholders received cash in lieu of fractional shares, based on the closing price of Altisource's common stock on May 27, 2025.

The Share Consolidation did not change the authorized number of shares of Altisource's common stock.

All share and per share amounts and exercise prices of stock options, and warrants in the accompanying consolidated financial statements and notes to the consolidated financial statements have been retroactively adjusted to reflect the Share Consolidation for all periods presented.

**Functional Currency**

The currency of the primary economic environment in which our operations are conducted is the United States dollar. Therefore, the United States dollar has been determined to be our functional and reporting currency. Non-United States dollar transactions and balances have been measured in United States dollars in accordance with ASC Topic 830, *Foreign Currency Matters*. All transaction gains and losses from the measurement of monetary balance sheet items denominated in non-United States dollar currencies are reflected in the consolidated statements of operations and comprehensive (loss) income as income or expenses, as appropriate.

**Defined Contribution 401(k) Plan**

Some of our employees participate in a defined contribution 401(k) plan under which we may make matching contributions equal to a discretionary percentage determined by us. We recorded expenses of $0.2 million for both the years ended December 31, 2025 and 2024, related to our discretionary contributions.

**Revenue Recognition**

We recognize revenue when we satisfy a performance obligation by transferring control of a product or service to a customer in an amount that reflects the consideration that we expect to receive. This revenue can be recognized at a point in time or over time.  We invoice customers based on our contractual arrangements with each customer, which may not be consistent with the period that revenues are recognized.  When there is a timing difference between when we invoice customers and when revenues are recognized, we record either a contract asset (unbilled accounts receivable) or a contract liability (deferred revenue or other current liabilities), as appropriate.  A description of our principal revenue generating activities are as follows:

Servicer and Real Estate

- For property preservation and inspection services and payment management technologies, we recognize transactional revenue when the service is provided.

- For residential real estate renovation services, we recognize revenue over time as work is completed, measured by the percentage of work performed relative to the total project.  Field inspections by qualified professionals form a fundamental part of the Company's assessment, measure and documentation of work completed on real estate renovations.

- For vendor management transactions, we recognize revenue over the period during which services are provided.

- For construction loan fund disbursement services, we recognize revenue over the period during which we perform the processing services with full recognition upon completion of the disbursements.

- For foreclosure trustee services, we recognize revenue as work progresses, in accordance with agreed upon milestones with full recognition upon completion and/or recording the related foreclosure deed.

- For the real estate auction platform, real estate auction and real estate brokerage services, we recognize revenue on a net basis (i.e., the commission on the sale) at the closing of the sale of the REO as we perform services as an agent without assuming the risks and rewards of ownership of the asset and the commission earned on the sale is a fixed percentage or amount.

- For SaaS based technology to manage REO, we recognize revenue over the estimated average number of months the REO properties are on the platform before they are sold.

- For loan servicing technologies, we generally recognize revenue based on the number of loans on the system.  We generally recognized revenue from professional services as services are provided.

- Reimbursable expenses revenue related to property preservation and inspection services, real estate sales title services and foreclosure trustee services is included in revenue with an equal amount recognized in cost of revenue.  These amounts are recognized on a gross basis, principally because generally we have control over selection of vendors and the vendor relationships are with us, rather than with our customers.

Origination

- For the majority of the services we provide, we recognize transactional revenue when the service is provided.  We recognize membership fees from Lenders One members ratably over the term of membership.

- For vendor management oversight software-as-a-service ("SaaS"), we recognize revenue over the period during which we perform the services.

**Share-Based Compensation**

Share-based compensation is accounted for under the provisions of ASC Topic 718, *Compensation - Stock Compensation* ("ASC Topic 718").  Under ASC Topic 718, the cost of services received in exchange for an award of equity instruments is generally measured based on the grant date fair value of the award.  Share-based awards that do not require future service are expensed immediately.  Share-based awards that require future service are recognized over the relevant service period.  The Company has made an accounting policy election to account for forfeitures in compensation expense as they occur.

**Income Taxes**

We record income taxes in accordance with ASC Topic 740, *Income Taxes* ("ASC Topic 740").  We account for certain income and expense items differently for financial reporting purposes and income tax purposes.  We recognize deferred income tax assets and liabilities for these differences between the financial reporting basis and the tax basis of our assets and liabilities as well as expected benefits of utilizing net operating loss and credit carryforwards.  The most significant temporary differences relate to accrued compensation, interest expense, amortization, loss carryforwards and valuation allowances.  We measure deferred income tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which we anticipate recovery or settlement of those temporary differences.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period when the change is enacted.  Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment is required in determining tax expense and in evaluating tax positions including evaluating uncertainties under ASC Topic 740. We recognize tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Resolution of these uncertainties in a manner inconsistent with management's expectations could have a material impact on our results of operations.

**Earnings Per Share**

We compute earnings per share in accordance with ASC Topic 260, *Earnings Per Share*. Basic net income per share is computed by dividing net income attributable to Altisource by the weighted average number of shares of common stock outstanding for the period. Diluted net income per share reflects the assumed conversion of all dilutive securities using the treasury stock method.

**Recently Adopted Accounting Pronouncements**

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. This standard amends the Codification to enhance the transparency and decision usefulness of income tax disclosures, to provide information to better assess how an entity's operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows. The Company adopted this standard effective January 1, 2025 and has applied it prospectively. Adoption of this new standard did not have a material impact on the Company's consolidated financial statements.

**Future Adoption of New Accounting Pronouncement**

In November 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40)*. This standard amends the Codification to enhance the disclosure requirements in the notes to the financial statements, of specified information about certain costs and expenses in interim and year-end reporting periods. This standard will be effective for annual periods beginning after December 15, 2026, and for interim periods beginning after December 15, 2027. Early adoption of this standard is permitted. The Company is currently evaluating the impact this guidance may have on its consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets*. This standard provides a practical expedient to assume that conditions as of the balance sheet date remains unchanged over the life of the asset estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. This standard will be effective for annual periods beginning after December 15, 2025, and for interim periods within those annual reporting periods. Early adoption of this standard is permitted. The Company is currently evaluating the impact this guidance may have on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11, *Interim Reporting (Topic 270): Narrow-Scope Improvements*. This standard clarifies the form and content requirements for interim financial statements and introduces a disclosure principle requiring entities to report material events and changes occurring after the most recent annual period. This standard will be effective for interim periods within fiscal years beginning after December 15, 2027, for public business entities. Early adoption of this standard is permitted. The Company is currently evaluating the impact this guidance may have on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements. This standard provides clarification and minor updates to various Topics in the FASB Accounting Standards Codification, including guidance related to earnings per share, lease receivables, beneficial interests, treasury stock, and transfers of receivables. This standard will be effective for annual periods beginning after December 15, 2026, and for interim periods within those annual reporting periods. Early adoption of this standard is permitted. The Company is currently evaluating the impact this guidance may have on its consolidated financial statements.

ALTISOURCE PORTFOLIO SOLUTIONS S.A.
**Notes to Consolidated Financial Statements (*Continued*)**

**NOTE 3 — CUSTOMER CONCENTRATION**

**Onity**

Onity Group Inc. (together with its subsidiaries, "Onity") is a residential mortgage loan servicer of mortgage servicing rights ("MSRs") it owns, including those MSRs in which others have an economic interest, and a subservicer of loans owned by others.

During the year ended December 31, 2025, Onity was our largest customer, accounting for 42% of our total revenue. Onity purchases certain mortgage services from us under the terms of services agreements and amendments thereto (collectively, the "Onity Services Agreements") with terms extending through August 2030. Certain of the Onity Services Agreements contain a "most favored nation" provision and also grant the parties the right to renegotiate pricing, among other things.

Revenue from Onity primarily consists of revenue earned from the loan portfolios serviced and subserviced by Onity when Onity engages us as the service provider, and revenue earned directly from Onity, pursuant to the Onity Services Agreements. For the years ended December 31, 2025 and 2024, we recognized revenue from Onity of $72.3 million and $70.4 million, respectively. Revenue from Onity as a percentage of segment and consolidated revenue was as follows for the years ended December 31:

|  | 2025 | 2024 |
|---|---|---|
| Servicer and Real Estate | 54 % | 55 % |
| Origination | 0 % | 0 % |
| Corporate and Others | — % | — % |
| Consolidated revenue | 42 % | 44 % |

We earn additional revenue related to the portfolios serviced and subserviced by Onity when a party other than Onity or the MSR owner selects Altisource as the service provider. For the years ended December 31, 2025 and 2024, we recognized $7.7 million and $9.6 million, respectively, of such revenue. These amounts are not included in deriving revenue from Onity and revenue from Onity as a percentage of revenue discussed above.

As of December 31, 2025, accounts receivable from Onity totaled $5.1 million, $2.6 million of which was billed and $2.5 million of which was unbilled. As of December 31, 2024, accounts receivable from Onity totaled $4.4 million, $3.1 million of which was billed and $1.3 million of which was unbilled.

**Rithm**

Rithm Capital Corp. (individually, together with one or more of its subsidiaries or one or more of its subsidiaries individually, "Rithm") is an asset manager focused on the real estate and financial services industries.

Onity has disclosed that Rithm is one of its largest servicing clients. As of December 31, 2025, Onity reported that approximately 10% of loans serviced and subserviced by Onity (measured in unpaid principal balance ("UPB")) and approximately 50% of all delinquent loans that Onity services were related to Rithm MSRs or rights to MSRs (the "Subject MSRs"). In November 2025, Onity disclosed that it had received notification from Rithm that Rithm does not intend to renew its subservicing agreements with Onity effective January 31, 2026.

Rithm purchased brokerage services for real estate owned ("REO") exclusively from us, irrespective of the subservicer, subject to certain limitations, for certain MSRs set forth in and pursuant to the terms of a Cooperative Brokerage Agreement, as amended, and related letter agreement (collectively, the "Rithm Brokerage Agreement") through August 2025. The Rithm Brokerage Agreement expired on August 31, 2025. At Rithm's discretion, Altisource has continued to manage REO and receive referrals with limited exceptions from portfolios subject to the Rithm Brokerage Agreement despite the expiration of the Rithm Brokerage Agreement. In addition, Rithm also purchases property inspection, preservation and other services from us.

For the years ended December 31, 2025 and 2024, we recognized revenue from Rithm of $4.2 million and $2.3 million, respectively. For the years ended December 31, 2025 and 2024, we recognized additional revenue of $9.6 million and $10.8 million, respectively, relating to the Subject MSRs when a party other than Rithm selected us as the service provider.

## NOTE 4 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of the following as of December 31:

| (in thousands) | | 2025 | | 2024 |
|---|---|---:|---|---:|
| Billed | $ | 12,796 | $ | 12,169 |
| Unbilled | | 7,680 | | 6,005 |
| | | 20,476 | | 18,174 |
| Less: Allowance for credit losses | | (2,492) | | (3,124) |
| | | | | |
| Total | $ | 17,984 | $ | 15,050 |

Billed accounts receivable includes receivables from certain real estate asset management services, REO and foreclosure sales and title and closing services, for which we generally recognize revenue when the service is provided but collect upon closing of the sale. Unbilled accounts receivable also includes receivables from foreclosure trustee services and property renovation services, for which we generally recognize revenues over the service delivery period but bill following completion of the service.  We also include amounts in unbilled accounts receivable that are earned during a month and billed in the following month.  As of January 1, 2025, gross accounts receivable totaled $18.2 million, $12.2 million of which was billed and $6.0 million of which was unbilled, less allowance for credit losses of $3.1 million, resulting in net accounts receivable of $15.1 million.  As of January 1, 2024, gross accounts receivable totaled $14.8 million, $11.2 million of which was billed and $3.6 million of which was unbilled, less allowance for credit losses of $3.1 million, resulting in net accounts receivable of $11.7 million.

We are exposed to credit losses through our sales of products and services to our customers which are recorded as accounts receivable, net on the Company's consolidated financial statements.  We monitor and estimate the allowance for credit losses based on our historical write-offs, historical collections, our analysis of past due accounts based on the contractual terms of the receivables, relevant market and industry reports and our assessment of the economic status of our customers, if known. Estimated credit losses are written off in the period in which the financial asset is determined to be no longer collectible.  There can be no assurance that actual results will not differ from estimates or that consideration of these factors in the future will not result in an increase or decrease to our allowance for credit losses.

Changes in the allowance for expected credit losses consist of the following:

| (in thousands) | | Balance at Beginning of Period | | (Additions) / Subtractions Charged to Expenses | | Deductions Note[1] | | Balance at End of Period |
|---|---|---:|---|---:|---|---:|---|---:|
| Allowance for expected credit losses: | | | | | | | | |
| Year ended December 31, 2025 | $ | 3,124 | $ | 228 | $ | (860) | $ | 2,492 |
| Year ended December 31, 2024 | | 3,123 | | 840 | | (839) | | 3,124 |

[1] Amounts written off as uncollectible or transferred to other accounts or utilized.

## NOTE 5 — PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following as of December 31:

| *(in thousands)* | 2025 | | 2024 | |
|---|---|---|---|---|
| Prepaid expenses | $ | 4,291 | $ | 3,620 |
| Maintenance agreements, current portion | | 1,203 | | 962 |
| Income taxes receivable | | 1,243 | | 1,043 |
| Restricted cash | | 1,031 | | 23 |
| Surety bond collateral | | 1,000 | | — |
| Other current assets | | 922 | | 592 |
| | | | | |
| Total | $ | 9,690 | $ | 6,240 |

## NOTE 6 — PREMISES AND EQUIPMENT, NET

Premises and equipment, net consists of the following as of December 31:

| *(in thousands)* | 2025 | | 2024 | |
|---|---|---|---|---|
| Computer hardware and software | $ | 46,093 | $ | 46,074 |
| Leasehold improvements | | 709 | | 709 |
| Furniture and fixtures | | 72 | | 72 |
| Office equipment and other | | 17 | | 17 |
| | | 46,891 | | 46,872 |
| Less: Accumulated depreciation and amortization | | (46,638) | | (46,171) |
| | | | | |
| Total | $ | 253 | $ | 701 |

Depreciation and amortization expense amounted to $0.5 million and $1.0 million for the years ended December 31, 2025 and 2024, respectively, and is included in cost of revenue for operating assets and in selling, general and administrative expenses for non-operating assets in the accompanying consolidated statements of operations and comprehensive income (loss).

Premises and equipment, net consist of the following by country as of December 31:

| *(in thousands)* | 2025 | | 2024 | |
|---|---|---|---|---|
| Luxembourg | $ | 190 | $ | 554 |
| India | | 40 | | 124 |
| United States | | 20 | | 23 |
| Uruguay | | 3 | | — |
| | | | | |
| Total | $ | 253 | $ | 701 |

## NOTE 7 — RIGHT-OF-USE ASSETS UNDER OPERATING LEASES, NET

Right-of-use assets under operating leases, net consists of the following as of December 31:

| (in thousands) | 2025 | 2024 |
|---|---|---|
| Right-of-use assets under operating leases | $ 6,340 | $ 6,177 |
| Less: Accumulated amortization | (5,223) | (3,934) |
| | | |
| Total | $ 1,117 | $ 2,243 |

Amortization of operating leases was $1.3 million and $1.5 million for the years ended December 31, 2025 and 2024, respectively, and is included in cost of revenue for operating assets and in selling, general and administrative expenses for non-operating assets in the accompanying consolidated statements of operations and comprehensive income (loss).

## NOTE 8 — GOODWILL AND INTANGIBLE ASSETS, NET

**Goodwill**

The following is a summary of goodwill by segment:

| (in thousands) | Servicer and Real Estate | Origination | Corporate and Others | Total |
|---|---|---|---|---|
| Balance as of December 31, 2025 and 2024 | $ 30,681 | $ 25,279 | $ — | $ 55,960 |

**Intangible Assets, net**

Intangible assets, net consist of the following as of December 31:

| (in thousands) | Weighted average estimated useful life (in years) | Gross carrying amount | | Accumulated amortization | | Net book value | |
|---|---|---|---|---|---|---|---|
| | | 2025 | 2024 | 2025 | 2024 | 2025 | 2024 |
| Definite lived intangible assets: | | | | | | | |
| Customer related intangible assets | 9 | $ 213,912 | $ 213,912 | $ (206,182) | $ (203,221) | $ 7,730 | $ 10,691 |
| Operating agreement | 20 | 35,000 | 35,000 | (27,854) | (26,104) | 7,146 | 8,896 |
| Trademarks and trade names | 16 | $ 9,709 | $ 9,709 | $ (8,198) | $ (7,828) | $ 1,511 | $ 1,881 |
| Non-compete agreements | 2 | 432 | — | (41) | — | 391 | — |
| Intellectual property | 1 | 368 | — | (61) | — | 307 | — |
| | | | | | | | |
| Total | | $ 259,421 | $ 258,621 | $ (242,336) | $ (237,153) | $ 17,085 | $ 21,468 |

Amortization expense for definite lived intangible assets was $5.2 million and $5.1 million for the years ended December 31, 2025 and 2024, respectively. Forecasted annual definite lived intangible asset amortization expense for 2026 through 2030 is $5.5 million, $4.9 million, $4.4 million, $2.1 million and $0.2 million, respectively.

## NOTE 9 — OTHER ASSETS

Other assets consist of the following as of December 31:

| (in thousands) | 2025 | 2024 |
|---|---|---|
| Restricted cash | $ 2,859 | $ 2,866 |
| Surety bond collateral | — | 2,000 |
| Security deposits | 337 | 332 |
| Other | 1,571 | 1,306 |
| Total | $ 4,767 | $ 6,504 |

## NOTE 10 — ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accounts payable and accrued expenses consist of the following as of December 31:

| (in thousands) | 2025 | 2024 |
|---|---|---|
| Accounts payable | $ 13,487 | $ 17,887 |
| Accrued expenses - general | 17,282 | 9,591 |
| Accrued salaries and benefits | 6,659 | 5,022 |
| Income taxes payable | 2,167 | 1,012 |
| Total | $ 39,595 | $ 33,512 |

Other current liabilities consist of the following as of December 31:

| (in thousands) | 2025 | 2024 |
|---|---|---|
| Operating lease liabilities | $ 899 | $ 1,495 |
| Revolving loan agreement | — | 992 |
| Other | 1,906 | 751 |
| Total | $ 2,805 | $ 3,238 |

*Revolving Loan Agreement*

On June 3, 2024, in connection with the Company's Property Renovation Services business, Altisource Solutions, Inc., an indirect subsidiary of Altisource Portfolio Solutions S.A, entered into a revolving loan agreement with a then related-party, Altisource Asset Management Corporation ("AAMC") (the "Revolving Loan Agreement").

Under the terms of the Revolving Loan Agreement, AAMC will make loans to Altisource from time to time, as may be requested by Altisource. The Revolving Loan Agreement provides Altisource the ability to borrow an initial aggregate amount of up to $1.0 million, with the potential for this to be increased up to $3.0 million at the option of AAMC. Amounts that are repaid may be re-borrowed in accordance with the limitations set forth below.

The maturity date of the Revolving Loan Agreement was June 3, 2025 and can be automatically extended for one year on each anniversary of the maturity date. During any extension period, AAMC may terminate the Revolving Loan Agreement upon 150 days prior written notice and the loan will mature upon such termination. During the second quarter of 2025, the Revolving Loan Agreement maturity date was extended to June 3, 2026.

Borrowings under the Revolving Loan Agreement bear interest of 12.00% per annum in cash and are payable monthly in arrears on the first business day of each calendar month. Altisource pays AAMC a monthly unused commitment fee in an amount equal to 0.25% per annum of the average amount of the unused available credit under the Revolving Loan Agreement.

Altisource's obligation under the Revolving Loan Agreement is secured by certain receivables related to the Company's residential real estate renovation services business. The outstanding balance on the Revolving Loan Agreement is due and payable on the maturity date.

As of December 31, 2024, there was $1.0 million of outstanding debt under the Revolving Loan Agreement which is included in other current liabilities in the accompanying consolidated balance sheet (no comparative amount for the year ended December 31, 2025).

## NOTE 11 — LONG-TERM DEBT

Long-term debt consists of the following as of December 31:

| (in thousands) | 2025 | 2024 |
|---|---:|---:|
| Senior secured term loans | $ 159,175 | $ 232,800 |
| Super senior term loan | 12,391 | — |
| Total principal debt | 171,566 | 232,800 |
| Plus: Unamortized premium | 22,157 | — |
| Less: Unamortized discount | (1,707) | (1,372) |
| Less: Unamortized debt issuance and amendment costs | (930) | (884) |
| Long-term debt, net | 191,086 | 230,544 |
| Less: Current maturities of long-term debt | (1,225) | (230,544) |
| Total long-term debt | $ 189,861 | $ — |

Principal payments are due as follows:

| (in thousands) | Total |
|---|---:|
| 2026 | 1,225 |
| 2027 | 1,225 |
| 2028 | 1,225 |
| 2029 | 14,459 |
| 2030 | 153,432 |
| Total debt | $ 171,566 |

*Senior Secured Term Loans*

In April 2018, Altisource Portfolio Solutions S.A. and its wholly-owned subsidiary, Altisource S.à r.l. (the "Borrower"), entered into a credit agreement with Morgan Stanley Senior Funding, Inc., as administrative agent and collateral agent, and certain lenders (the "Credit Agreement"). Under the Credit Agreement, Altisource borrowed $412 million in the form of senior secured term loans (the "SSTL"). Effective February 14, 2023, Altisource Portfolio Solutions S.A. and Altisource S.à r.l. entered into Amendment No. 2 to the Credit Agreement (as amended by Amendment No. 2, the "Amended Credit Agreement").

On February 19, 2025, Altisource Portfolio Solutions S.A. and the Borrower entered into agreements with 100% of the lenders under the SSTL (the "Lenders"). Under these agreements, the Lenders exchanged the SSTL with an outstanding balance of $232.8 million for a $160.0 million new first lien loan facility (the "New Facility") and 7.3 million shares of common stock (the "Debt Exchange Shares") (collectively, the "Debt Exchange Transaction"). The New Facility is comprised of a $110.0 million interest-bearing loan (the "New Debt") and a $50.0 million non-interest-bearing exit fee (the "Exit Fee"). Altisource Portfolio Solutions S.A. and its subsidiaries, subject to applicable exclusions in the New Facility credit agreement (the "New Facility Credit Agreement"), are guarantors on the New Facility (collectively, the "Guarantors").

We evaluated the Debt Exchange Transaction in accordance with ASC 470-60 *Troubled Debt Restructuring*. The evaluation for troubled debt restructuring includes assessing both qualitative and quantitative factors to determine whether the creditor granted a concession and whether the Company is experiencing financial difficulties. Our quantitative analysis consisted of comparing the effective borrowing rate on the New Facility to the effective borrowing rate on the SSTL immediately before the Debt Exchange Transaction. For purposes of ASC 470-60 *Troubled Debt Restructuring*, the Company concluded that (1) the lenders granted the Company a concession by reducing the effective borrowing rate on the debt and (2) the Company was experiencing financial difficulties. As a result, the Debt Exchange Transaction was accounted for as a troubled debt restructuring. The carrying value of the New Facility was determined as follows:

| (in thousands) | Total |
|---|---:|
| SSTL immediately before the Debt Exchange Transaction | $ 232,800 |
| Unamortized debt issuance costs and discount immediately before the Debt Exchange Transaction | (1,296) |
| Less: fair value of equity issued to the SSTL lenders | (45,370) |
| Less: fees paid to third parties on behalf of the SSTL lenders | (1,145) |
| Carrying value of the New Facility | $ 184,989 |
| Comprised of: | |
| Par value of the New Facility | $ 160,000 |
| Premium | 26,285 |
| Unamortized debt issuance costs and discount | (1,296) |
| Carrying value of the New Facility | $ 184,989 |

In connection with the Debt Exchange Transaction, the Company also paid $3.6 million to advisors and others and recorded these payments as other expense in the consolidated statements of operations and comprehensive (loss) income.

The maturity date for $157.8 million of the New Facility is April 30, 2030 and the maturity date for $1.4 million of the New Facility is January 15, 2029.

The New Facility requires mandatory prepayments of the term loans, subject to customary exceptions, as follows: (i) 100% of the proceeds of any other debt not permitted by the New Facility Credit Agreement, (ii) 95% of the net proceeds from the exercise of the Cash Exercise Stakeholder Warrants, (iii) 100% of the proceeds of Asset Sales (as defined in the New Facility Credit Agreement), subject to customary reinvestment rights for net proceeds of less than $3 million and certain exceptions, where applicable, (iv) 100% of insurance or condemnation proceeds in excess of $10,000,000 in the aggregate for all losses in any fiscal year, subject to customary reinvestment rights, where applicable, and (v) beginning with the fiscal year ending December 31, 2025, the lesser of (a) 75% of the Consolidated Excess Cash Flow (as defined in the New Facility Credit Agreement) for the most recently ended fiscal year of the Borrower for which financial statements have been delivered and (b) such amount which, immediately after giving effect to such repayment, would result in the Borrower and its subsidiaries having no less than $30 million of cash, shall be applied first to the prepayment of the Super Senior Facility (defined below) and, second, to the prepayment of the New Facility. All mandatory and voluntary prepayments under the New Facility are allocated between the New Debt and the Exit Fee on a pro rata basis.

All amounts outstanding under the New Facility will become due on the earlier of (i) the maturity date, and (ii) the date on which the loans are declared to be due and owing by the administrative agent at the request (or with the consent) of the Required Lenders (as defined in the New Facility credit agreement; other capitalized terms, unless defined herein, are defined in the New Facility credit agreement) or as otherwise provided in the New Facility credit agreement upon the occurrence of any event of default.

The New Debt bears interest at rates based upon, at our option, the Secured Overnight Financing Rate ("SOFR") or the Base Rate, as defined in the New Facility credit agreement. SOFR-based term loans bear interest at a rate per annum equal to SOFR plus 6.50% (with a 3.50% SOFR floor) payable in cash. Base Rate-based term loans bear interest at a rate per annum equal to the Base Rate plus 5.50% payable in cash. The interest rate on the SSTL in 2024 was SOFR plus 5.00% payable in cash plus 3.75% payable in kind. The interest rate as of December 31, 2025 was 10.60%.

The payment of all amounts owing by the Borrower under the New Facility credit agreement is guaranteed by the Guarantors and is secured by a lien on substantially all of the assets of the Borrower, Altisource Portfolio Solutions S.A. and the other Guarantors, subject to certain exceptions. The liens securing the New Facility are junior to the liens securing the Super Senior Facility (defined below) pursuant to, and as set forth in, an intercreditor agreement.

The New Facility Credit Agreement contains representations, warranties, covenants, term and conditions customary for transactions of this type. This include covenants limiting Altisource, the Borrower and its subsidiaries, subject to certain exceptions and baskets, to (i) incur indebtedness, (ii) incur liens on its assets, (iii) agree to additional negative pledges, (iv) make Restricted Junior Payments (as defined in the New Facility Credit Agreement), (v) pay dividends or distribute assets, (vi) make investments, (vii) enter into any transaction of merger or consolidation, liquidate, wind-up or dissolve, or convey any part of its business, assets or property, or acquire the business, property or assets of another person, (viii) dispose of the equity interests of any Significant Subsidiaries, (ix) enter into sale and leaseback transactions, (x) enter into certain transactions with shareholders and affiliates, (xi) engage in a line of business substantially different than existing business and businesses reasonably related, complementary or ancillary thereto, (xii) modify the terms of certain indebtedness, (xiii) modify the terms of its organizational documents, (xiv) change its fiscal year, and (xv) enter into any transactions undertaken in connection with a Liability Management Transaction (as defined in the New Facility Credit Agreement).

The New Facility contains certain events of default including (i) failure to pay (x) principal when due or (y) interest or any other amount owing on any other obligation under the New Facility Credit Agreement within 5 days of becoming due, (ii) material incorrectness of representations and warranties when made, (iii) breach of certain other covenants, subject to cure periods described therein, (iv) failure to pay principal or interest on any other debt that equals or exceeds $10 million when due, (v) default on any other debt that equals or exceeds $10 million that causes, or gives the holder or holders of such debt the ability to cause, an acceleration of such debt, (vi) bankruptcy and insolvency events with respect to Altisource Portfolio Solutions S.A., Borrower or any Material Subsidiary (as defined in the New Facility Credit Agreement), (vii) entry by a court of one or more judgments against Altisource, Borrower or any Material Subsidiary in an amount in excess of $15 million that remain undischarged, unvacated, unbonded or unstayed for a certain number of days after the entry thereof, (viii) the occurrence of certain ERISA events, (ix) occurrence of a Change in Control, (x) the failure of certain Loan Documents (as defined in the New Facility Credit Agreement) to be in full force and effect or Altisource or any Guarantor challenges the validity of any such Loan Document, (xi) the termination of certain material contracts and (xii) failure to comply in any material respects with the terms of the Shareholder Warrants or the Warrant Agreement. If any event of default occurs and is not cured within applicable grace periods set forth in the New Facility Credit Agreement or waived, all loans and other obligations could become due and immediately payable.

Deer Park Road Management Company, LP (together with its affiliates and managed funds, "Deer Park"), a related party, owned approximately 13% and 16% of Altisource's common stock as of December 31, 2025 and 2024, respectively, and $19.8 million and $40.6 million of Altisource debt as of December 31, 2025 and 2024, respectively.  An employee of Deer Park is a member of Altisource's Board of Directors.  During the years ended December 31, 2025 and 2024, Deer Park received interest of $1.8 million and $4.1 million, respectively.  On April 3, 2025, Altisource Portfolio Solutions S.A. issued Deer Park Stakeholder Warrants to purchase 1.9 million shares of Altisource common stock for $9.5998 per share, which was its pro-rata share of the Stakeholder Warrants issued to all holders of common stock, RSUs and Penny Warrants (as defined in Note 12) as of the record date for the issuance of Stakeholder Warrants.

During the first quarter of 2025, UBS Asset Management (Americas) LLC (together with its affiliates and managed funds, "UBS") and Benefit Street Partners L.L.C. (together with its affiliates and managed funds, "Benefit Street") became related parties of Altisource.  As of December 31, 2025, UBS owns approximately 22% of the common stock and $63.7 million of Altisource debt.  During the year ended December 31, 2025, UBS received interest of $5.5 million.  On April 3, 2025, Altisource Portfolio Solutions S.A. issued UBS Stakeholder Warrants to purchase 0.2 million shares of Altisource common stock for $9.5998 per share, which was its pro-rata share of the Stakeholder Warrants issued to all holders of common stock, RSUs and Penny Warrants as of the record date for the issuance of Stakeholder Warrants.

As of December 31, 2025, Benefit Street owned approximately 16% of the common stock and $30.8 million of Altisource debt. During the year ended December 31, 2025, Benefit Street received interest of $2.2 million.  On April 3, 2025, Altisource Portfolio Solutions S.A. issued Benefit Street Stakeholder Warrants to purchase 2.2 million shares of Altisource common stock for $9.5998 per share, which was its pro-rata share of the Stakeholder Warrants issued to all holders of common stock, RSUs and Penny Warrants as of the record date for the issuance of Stakeholder Warrants.

For additional information on the Stakeholder Warrants, see Note 12.

As of December 31, 2025, debt issuance and amendment costs were $0.9 million, net of $9.1 million of accumulated amortization.  As of December 31, 2024, debt issuance and amendment costs were $0.9 million, net of $8.5 million of accumulated amortization.

*Super Senior Credit Facility*

On February 19, 2025, Altisource Portfolio Solutions S.A. and the Borrower also entered into a $12.5 million super senior credit facility (the "Super Senior Facility") to fund transaction costs related to the Debt Exchange Transactions (defined above) and for general corporate purposes.  The maturity date of the Super Senior Facility is February 19, 2029.  The original issue discount on the Super Senior Facility is 10.0%.

Beginning with the fiscal year ending December 31, 2025, the lesser of (a) 75% of the aggregate Consolidated Excess Cash Flow (as defined in the Super Senior Facility credit agreement (the "Super Senior Credit Agreement")) for the most recently ended fiscal year of the Company for which financial statements have been delivered and (b) such amount which, immediately after giving effect to such repayment, would result in the Company having no less than $30 million of total cash on its balance sheet, shall be applied first to the prepayment of the Super Senior Facility and, second, to the prepayment of the New Facility.

The payment of all amounts owing by the Borrower under the Super Senior Credit Agreement is guaranteed by the Guarantors and is secured by a lien on substantially all of the assets of Altisource Portfolio Solutions S.A. and the Guarantors, subject to certain exceptions. The liens securing the Super Senior Facility are senior to the liens securing the New Facility pursuant to, and as set forth in, the Super Senior Intercreditor Agreement.

The Super Senior Credit Agreement contains representations, warranties, covenants, terms and conditions customary for transactions of this type. These include covenants limiting Altisource Portfolio Solutions S.A., the Borrower and their subsidiaries, subject to certain exceptions and baskets, to (i) incur indebtedness, (ii) incur liens on its assets, (iii) agree to additional negative pledges, (iv) make Restricted Junior Payments (as defined in the Super Senior Credit Agreement), (v) pay dividends or distribute assets, (vi) make investments, (vii) enter into any transaction of merger or consolidation, liquidate, wind-up or dissolve, or convey any part of its business, assets or property, or acquire the business, property or assets of another person, (viii) dispose of the equity interests of any Significant Subsidiaries, (ix) enter into sale and leaseback transactions, (x) enter into certain transactions with shareholders and affiliates, (xi) engage in a line of business substantially different than existing business and businesses reasonably related, complementary or ancillary thereto, (xii) modify the terms of certain indebtedness, (xiii) modify the terms of its organizational documents, (xiv) change its fiscal year, and (xv) enter into any transactions undertaken in connection with a Liability Management Transaction (as defined in the Super Senior Credit Agreement). The Super Senior Credit Agreement also requires that the Borrower maintain minimum daily liquidity of not less than the lesser of (a) $12.5 million and (b) the aggregate principal amount of Term Loans (as defined in the Super Senior Credit Agreement) under the Super Senior Facility outstanding on such date.

The Super Senior Credit Agreement requires mandatory prepayments of the term loans, subject to customary exceptions, as follows: (i) 100% of the proceeds of any other debt not permitted by the Super Senior Credit Agreement, (ii) 95% of the proceeds from the exercise of the Cash Exercise Stakeholder Warrants, (iii) 100% of the proceeds of Asset Sales (as defined in the Super Senior Credit Agreement), subject to customary reinvestment rights for net proceeds of less than $3 million and certain exceptions, where applicable, (iv) 100% of insurance or condemnation proceeds in excess of $10,000,000 in the aggregate for all losses in any fiscal year, subject to customary reinvestment rights, where applicable, and (v) beginning with the fiscal year ending December 31, 2025, the lesser of (a) 75% of the aggregate Consolidated Excess Cash Flow for the most recently ended fiscal year of the Borrower for which financial statements have been delivered and (b) such amount which, immediately after giving effect to such repayment, would result in the Borrower and its subsidiaries having no less than $30 million of cash.

All amounts outstanding under the Super Senior Credit Agreement will become due on the earlier of (i) the maturity date, and (ii) the date on which the loans are declared to be due and owing by the administrative agent at the request (or with the consent) of the Required Lenders (as defined in the Super Senior Credit Agreement; other capitalized terms, unless defined herein, are defined in the Super Senior Credit Agreement) or as otherwise provided in the Super Senior Credit Agreement upon the occurrence of any event of default.

The Super Senior Facility bears interest at rates based upon, at our option, the SOFR or the Base Rate, as defined in the Super Senior Credit Agreement. SOFR-based term loans bear interest at a rate per annum equal to SOFR plus 6.50% (with a 3.50% SOFR floor) payable in cash. Base Rate-based term loans bear interest at a rate per annum equal to the Base Rate plus 5.50% payable in cash. The interest rate as of December 31, 2025 was 10.60%.

The Super Senior Credit Agreement contains certain events of default, including (i) failure to pay (x) principal when due or (y) interest or any other amount owing on any other obligation under the Credit Agreement within 5 days of becoming due, (ii) material incorrectness of representations and warranties when made, (iii) breach of certain other covenants, subject to cure periods described therein, (iv) failure to pay principal or interest on any other debt that equals or exceeds $10 million when due, (v) default on any other debt that equals or exceeds $10 million that causes, or gives the holder or holders of such debt the ability to cause, an acceleration of such debt, (vi) bankruptcy and insolvency events with respect to Altisource Portfolio Solutions S.A., Borrower or any Material Subsidiary (as defined in the Super Senior Credit Agreement), (vii) entry by a court of one or more judgments against Altisource Portfolio Solutions S.A., Borrower or any Material Subsidiary in an amount in excess of $15 million that remain undischarged, unvacated, unbonded or unstayed for a certain number of days.

*Revolver*

On June 22, 2021 Altisource S.à r.l; a subsidiary of Altisource Portfolio Solutions S.A., entered into a revolving credit facility with STS Master Fund, Ltd. ("STS") (the "Revolver"). STS is an investment fund managed by Deer Park. The Revolver was amended effective February 14, 2023.

On February 19, 2025, Altisource entered into an agreement to terminate the $15.0 million Revolver with STS. As of December 31, 2024, the Company did not have any borrowings outstanding under the Revolver.

## NOTE 12 — WARRANTS

*Penny Warrants*

On February 14, 2023, the lenders under the Amended Credit Agreement (see Note 11 for additional information) received warrants (the "Penny Warrants") to purchase 402,981 shares of Altisource common stock (the "Penny Warrant Shares"). The number of Penny Warrant Shares was subject to reduction based on the amount of Aggregate Paydowns (as defined in the Amended Credit Agreement). Based on Aggregate Paydowns made during 2023, the number of Penny Warrant Shares was reduced to 201,588.

The following table summarizes the activity related to our Penny Warrant Shares:

|  | Penny Warrant Shares |
| --- | --- |
| Outstanding as of December 31, 2023 | 201,588 |
| Exercised | (12,105) |
| Outstanding as of December 31, 2024 | 189,483 |
| Exercised | (189,483) |
| Outstanding as of December 31, 2025 | — |

The exercise price per share of common stock under each Penny Warrant was equal to $0.01. As of December 31, 2025, no Penny Warrant Shares remain outstanding.

*Stakeholder Warrants*

On April 3, 2025, the Company issued 70.5 million warrants to purchase approximately 14.3 million shares of Altisource common stock for $9.5998 per share (the "Stakeholder Warrants"). The distribution of Stakeholder Warrants was contingent upon, among other things, approval of the issuance by the Company's shareholders and the consummation of the Debt Exchange Transaction (such conditions, collectively, the "Distribution Conditions"). The Distribution Conditions were satisfied during the quarter ended March 31, 2025.

Fifty percent of the Stakeholder Warrants will expire on April 2, 2029 and require settlement through the cash payment to the Company of the exercise price of such Stakeholder Warrant ("Cash Exercise Stakeholder Warrants"). Fifty percent of the Stakeholder Warrants will expire on April 30, 2032 and require settlement through the forfeiture of shares of common stock to the Company equal to the exercise price of such Stakeholder Warrants ("Net Settle Stakeholder Warrants"). Each Stakeholder Warrant is exercisable for 0.20313 shares of our common stock, subject to adjustment in accordance with the terms of the Stakeholder Warrants. The Stakeholder Warrants became exercisable pursuant to their term on July 28, 2025.

The Stakeholder Warrants are listed on the NASDAQ Global Select Market and began trading on May 7, 2025. The Cash Exercise Stakeholder Warrants trade under the symbol "ASPSZ" and the Net Settle Stakeholder Warrants trade under the symbol "ASPSW".

For purposes of recording the issuance of the Stakeholder Warrants during the three months ended March 31, 2025, the fair values of the Cash Exercise Stakeholder Warrants and the Net Settle Stakeholder Warrants were determined using the Black-Scholes option pricing model. The following table summarizes the fair value of the Stakeholder Warrants and the assumptions used to determine the fair value:

| | Cash Exercise Stakeholder Warrants | Net Settle Stakeholder Warrants |
|---|---|---|
| Risk-free interest rate (%) | 4.29 % | 4.42 % |
| Expected stock price volatility (%) | 57.50 % | 57.50 % |
| Expected dividend yield | 0.00 % | 0.00 % |
| Expected option life (in years) | 4.12 | 7.19 |
| Fair value per Stakeholder Warrant | $0.47 | $0.68 |

The Stakeholder Warrants are indexed to the common stock and are classified as equity under ASC 815 *Derivatives and Hedging*, resulting in a $40.5 million increase in Additional paid-in capital.  The distribution of the Stakeholder Warrants are non-reciprocal pro rata distributions and are accounted for as a dividend.  Because the Company has negative retained earnings, the Company recorded the dividend as a $40.5 million reduction to Additional paid-in capital.  Since the transaction is accounted for as both an increase and a decrease in Additional paid-in capital, the net result is zero and is not reflected in the Consolidated Statements of Equity (Deficit).

The following table summarizes outstanding Stakeholder Warrants and Stakeholder Warrant Shares issuable upon the exercise of outstanding Stakeholder Warrants following the distribution:

| Cash Exercise Stakeholder Warrants | Cash Exercise Stakeholder Warrant Shares | Net Settle Stakeholder Warrants | Net Settle Stakeholder Warrant Shares | Total Stakeholder Warrants | Total Stakeholder Warrant Shares |
|---|---|---|---|---|---|
| 35,230,503 | 7,156,372 | 35,230,503 | 7,156,372 | 70,461,006 | 14,312,744 |

The following table summarizes the activity related to Stakeholder Warrants:

| | Cash Exercise Stakeholder Warrants | Net Settle Stakeholder Warrants |
|---|---|---|
| Outstanding at December 31, 2024 | — | — |
| Granted | 35,230,503 | 35,230,503 |
| Exercised | 16,551 | 61,123 |
| Outstanding at December 31, 2025 | 35,213,952 | 35,169,380 |

## NOTE 13 — OTHER NON-CURRENT LIABILITIES

Other non-current liabilities consist of the following as of December 31:

| *(in thousands)* | | 2025 | | 2024 |
|---|---|---|---|---|
| Income tax liabilities | $ | 3,338 | $ | 19,068 |
| Operating lease liabilities | | 248 | | 831 |
| Deferred revenue | | 47 | | — |
| Other non-current liabilities | | 64 | | 117 |
| | | | | |
| Total | $ | 3,697 | $ | 20,016 |

See Note 20 for a discussion of the reduction in income tax liabilities.

## NOTE 14 — FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS

The following table presents the carrying amount and estimated fair value of financial instruments and certain liabilities measured at fair value as of December 31, 2025 and 2024. The following fair values are estimated using market information and what the Company believes to be appropriate valuation methodologies under GAAP:

| (in thousands) | December 31, 2025 | | | | December 31, 2024 | | | |
| | Carrying amount | Fair value | | | Carrying amount | Fair value | | |
| | | Level 1 | Level 2 | Level 3 | | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|---|---|---|---|
| **Assets:** | | | | | | | | |
| Cash and cash equivalents | $ 26,603 | $ 26,603 | $ — | $ — | $ 29,811 | $ 29,811 | $ — | $ — |
| Restricted cash | 3,890 | 3,890 | — | — | 2,889 | 2,889 | — | — |
| | | | | | | | | |
| **Liabilities:** | | | | | | | | |
| Senior secured term loans | 159,175 | — | 113,810 | — | 232,800 | — | 128,040 | — |
| Super senior term loan | 12,391 | — | — | 12,391 | — | — | — | — |
| Revolving loan agreement | — | — | — | — | 1,000 | — | — | 1,000 |

### Fair Value Measurements on a Recurring Basis

Cash and cash equivalents and restricted cash are carried at amounts that approximate their fair values due to the highly liquid nature of these instruments and are measured using Level 1 inputs.

The fair value of our senior secured term loan is based on quoted mark prices. Based on the frequency of trading, we do not believe that there is an active market for our debt. Therefore, the quoted prices are considered Level 2 inputs.

Our Super Senior Facility and Revolving Loan Agreement were measured using Level 3 inputs based on the present value of the future payments. As quoted market prices are not available and there is no trading, we believe that the contractual interest rates represent the market rate at the measurement date and therefore the fair value equals the book value.

There were no transfers between different levels during the periods presented.

### Concentrations of Credit Risk

Financial instruments that subject us to concentrations of credit risk primarily consist of cash and cash equivalents and accounts receivable. Our policy is to deposit our cash and cash equivalents with larger, highly rated financial institutions. The Company derived 42% of its revenue from Onity for the year ended December 31, 2025 (see Note 3 for additional information on Onity revenues and accounts receivable balance). The Company strives to mitigate its concentrations of credit risk with respect to accounts receivable by actively monitoring past due accounts and the economic status of larger customers, if known.

## NOTE 15 — SHAREHOLDERS' EQUITY AND SHARE-BASED COMPENSATION

### Common stock

As of December 31, 2025, we had 250.0 million shares authorized, 11.0 million issued and 11.0 million shares of common stock outstanding. As of December 31, 2024, we had 100.0 million shares authorized, 3.7 million shares issued and 3.4 million shares of common stock outstanding. The holders of shares of Altisource common stock generally are entitled to one vote for each share on all matters voted on by shareholders, and the holders of such shares generally possess all voting power.

On February 18, 2025, the Company's shareholders approved an increase in the number of authorized shares from 100 million to 250 million, a decrease in the par value of the common stock from $1.00 to $0.01 and an increase in the number of shares of common stock reserved for issuance under the Equity Plan from approximately 1.5 million to approximately 2.0 million.

On February 19, 2025, the Company issued 7.3 million Debt Exchange Shares to lenders in connection with the Debt Exchange Transaction. See Note 10, Long-Term Debt. Pursuant to the terms of the Exchange Agreement, dated February 19, 2025, by and among the Borrower and Altisource Portfolio Solutions S.A., on the one hand, and the Lenders, on the other hand, with limited exceptions, the Lenders were not, among other things, permitted to sell, offer to sell, grant any option to purchase or otherwise dispose of any Debt Exchange Shares, without the prior written consent of Altisource Portfolio Solutions S.A., until September 17, 2025.

**Equity Incentive Plan**

Our 2009 Equity Incentive Plan (the "Plan") provides for various types of equity awards, including stock options, stock appreciation rights, stock purchase rights, restricted shares, restricted stock units ("RSUs") and other awards, or a combination of any of the above. Under the Plan, we may grant up to 2.0 million Altisource share-based awards to officers, directors, employees and to employees of our affiliates. As of December 31, 2025, 0.2 million share-based awards were available for future grant under the Plan. Expired and forfeited awards are available for reissuance.

**Share Repurchase Program**

On May 16, 2023, our shareholders approved the renewal and amendment of the share repurchase program previously approved by our shareholders on May 15, 2018. Under the program, we are authorized to purchase up to 0.4 million shares of our common stock, based on a limit of 15% of the outstanding shares of common stock on the date of approval, at a minimum price of $8.00 per share and a maximum price of $200.00 per share, until May 16, 2028. As of December 31, 2025, approximately 0.4 million shares of common stock remain available for repurchase under the program. In connection with the elimination of the fractional shares resulting from the Share Consolidation, the Company purchased 204 shares of common stock during the second quarter of the year ended December 31, 2025. There were no other purchases of shares of common stock during the years ended December 31, 2025 and 2024. Under the New Facility and the Super Senior Facility, we are not permitted to repurchase shares except under limited circumstances.

**Share-Based Compensation**

We issue share-based awards in the form of stock options, restricted shares and restricted share units (RSUs) for certain employees, officers and directors. We recognized share-based compensation expense of $4.3 million and $4.7 million for the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025, estimated unrecognized compensation costs related to share-based awards amounted to $3.1 million, which we expect to recognize over a weighted average remaining requisite service period of approximately 1.40 years.

*Stock Options*

Stock option grants are composed of a combination of service-based, market-based and performance-based options.

*Service-Based Options.* These options generally vest over three or four years with equal annual vesting and generally expire on the earlier of ten years after the date of grant or following termination of service. A total of 4 thousand service-based options were outstanding as of December 31, 2025.

*Market-Based Options*. These option grants generally have two components, each of which vests only upon the achievement of certain criteria. The first component, which we refer to as "ordinary performance" grants, generally consists of two-thirds of the market-based grant and begins to vest if the stock price is at least double the exercise price, as long as the stock price realizes a compounded annual gain of at least 20% over the exercise price. The remaining third of the market-based options, which we refer to as "extraordinary performance" grants, generally begins to vest if the stock price is at least triple the exercise price, as long as the stock price realizes a compounded annual gain of at least 25% over the exercise price. Market-based options generally vest in three or four year installments with the first installment vesting upon the achievement of the criteria and the remaining installments vesting thereafter in equal annual installments. Market-based options generally expire on the earlier of ten years after the date of grant or following termination of service, unless the performance criteria is met prior to termination of service or in the final three years of the option term, in which case vesting will generally continue in accordance with the provisions of the award agreement. A total of 3 thousand market-based options were outstanding as of December 31, 2025.

*Performance-Based Options.* These option grants generally will vest if certain specific financial measures are achieved; typically with one-fourth vesting on each anniversary of the grant date. The award of performance-based options is adjusted based on the level of achievement specified in the award agreements. If the performance criteria achieved is above threshold performance levels, participants generally have the opportunity to vest in 50% to 200% of the option grants, depending upon performance achieved. If the performance criteria achieved is below a certain threshold, the options are canceled. The options generally expire on the earlier of ten years after the date of grant or following termination of service, unless the performance criteria is met prior to termination of service in which case vesting will generally continue in accordance with the provisions of the award agreement. There were 33 thousand performance-based options outstanding as of December 31, 2025.

There were no stock option grants during the years ended December 31, 2025 and 2024.

We determined the expected option life of all service-based stock option grants using the simplified method, determined based on the graded vesting term plus the contractual term of the options, divided by two. We use the simplified method because we believe that our historical data does not provide a reasonable basis upon which to estimate expected option life.

The following table summarizes the grant date fair value of stock options that vested during the years ended December 31:

| *(in thousands, except per share data)* | 2025 | 2024 |
|---|---|---|
| Weighted average grant date fair value of stock options granted per share | $ — | $ — |
| Intrinsic value of options exercised | — | — |
| Grant date fair value of stock options that vested | $ 112 | $ 98 |

The following table summarizes the activity related to our stock options:

| | Number of options | Weighted average exercise price | Weighted average contractual term *(in years)* | Aggregate intrinsic value *(in thousands)* |
|---|---|---|---|---|
| Outstanding as of December 31, 2024 | 85,008 | $ 174.02 | 3.11 | $ — |
| Granted | — | — | | |
| Forfeited | (44,689) | 153.10 | | |
| Outstanding as of December 31, 2025 | 40,319 | 191.34 | 2.29 | — |
| Exercisable as of December 31, 2025 | 36,175 | 195.15 | 2.33 | — |

The following table summarizes information about stock options outstanding and exercisable as of December 31, 2025:

| | Options outstanding | | | Options exercisable | | |
|---|---|---|---|---|---|---|
| Exercise price range [1] | Number | Weighted average remaining contractual life *(in years)* | Weighted average exercise price | Number | Weighted average remaining contractual life *(in years)* | Weighted average exercise price |
| $50.01 — $100.00 | 2,919 | 6.42 | $ 94.85 | 2,452 | 6.35 | $ 94.86 |
| $150.01 — $200.00 | 32,845 | 2.12 | 198.56 | 31,879 | 2.12 | 198.56 |
| $200.01 — $250.00 | 1,434 | 1.41 | 220.66 | 93 | 0.38 | 217.04 |
| $250.01 — $300.00 | 3,121 | 0.73 | 267.41 | 1,751 | 0.79 | 272.33 |
| | 40,319 | | | 36,175 | | |

[1] These options contain market-based and performance-based components as described above.

The following table summarizes the market prices necessary in order for the market-based options to begin to vest:

| | Market-based options | |
|---|---|---|
| Vesting price | Ordinary performance | Extraordinary performance |
| Over $190.00 | 1,859 | 2,229 |
| Total | 1,859 | 2,229 |
| Weighted average share price | $ 241.24 | $ 241.22 |

*Other Share-Based Awards*

The Company's other share-based and similar types of awards are comprised of restricted shares and RSUs. The restricted shares and RSUs are comprised of a combination of service-based awards, performance-based awards and performance and market-based awards.

*Service-Based Awards.* These awards generally vest over one-to-four year periods. A total of 968 thousand service-based awards were outstanding as of December 31, 2025.

*Performance-Based Awards.* These awards generally vest if certain specific financial measures are achieved; generally one-third vests on each anniversary of the grant date or cliff-vest on the third anniversary of the grant date. The number of performance-based restricted shares and RSUs that may vest is based on the level of achievement as specified in the award agreements. If the performance criteria achieved is above certain financial performance levels and Altisource's share performance is above certain established criteria, participants have the opportunity to vest in up to 150% of the restricted share unit award for certain awards. If the performance criteria achieved is below certain thresholds, the award is canceled. A total of 29 thousand performance-based awards were outstanding as of December 31, 2025.

*Performance-Based and Market-Based Awards.* These awards generally vest if certain specific financial measures are achieved and if certain specific market conditions are achieved. If the performance criteria achieved is above certain financial performance levels and Altisource's share performance is above certain established criteria, participants have the opportunity to vest in up to 300% of the restricted share unit award for certain awards. If the performance criteria or the market criteria is below certain thresholds, the award is canceled. The Company estimates the grant date fair value of these awards using a Monte Carlo simulation model. A total of 29 thousand performance-based and market-based awards were outstanding as of December 31, 2025.

The Company granted 964 thousand RSUs (at a weighted average grant date fair value of $7.62 per share) during the year ended December 31, 2025. These grants included approximately 0.6 million of RSUs granted to senior management in connection with the Debt Exchange Transaction, 12 thousand performance-based awards and 12 thousand awards that include both a performance condition and a market condition. The Company granted 216 thousand RSUs (at a weighted average grant date fair value of $19.12 per share) during the year ended December 31, 2024. These grants included 11 thousand performance-based awards and 11 thousand awards that include both a performance condition and a market condition.

The following table summarizes the activity related to our restricted shares and RSUs:

|  | Number of restricted shares and restricted share units |
|---|---:|
| Outstanding as of December 31, 2024 | 249,562 |
| Granted | 964,138 |
| Issued | (114,300) |
| Forfeited / canceled | (73,555) |
|  |  |
| Outstanding as of December 31, 2025 | 1,025,845 |

The following assumptions were used to determine the fair values for the awards that include both a performance condition and a market condition for the years ended December 31:

|  | 2025 | 2024 |
|---|---:|---:|
| Risk-free interest rate (%) | 4.29 | 4.09 |
| Expected stock price volatility (%) | 136.82 | 66.24 |
| Expected dividend yield | — | — |
| Expected life (in years) | 3 | 3 |
| Fair value | $17.04 | $— |

## NOTE 16 — REVENUE

We classify revenue in three categories: service revenue, revenue from reimbursable expenses and non-controlling interests. Service revenue consists of amounts attributable to our fee-based services. Reimbursable expenses and non-controlling interests are pass-through items for which we earn no margin. Reimbursable expenses consist of amounts we incur on behalf of our customers in performing our fee-based services that we pass directly on to our customers without a markup. Non-controlling interests represent the earnings of Lenders One, a consolidated entity that is a mortgage cooperative managed, but not owned, by Altisource. Lenders One's earnings are included in revenue and reduced from net income (loss) to arrive at net income (loss) attributable to Altisource (see Note 2). Our services are provided to customers primarily located in the United States. The components of revenue were as follows for the years ended December 31:

| *(in thousands)* | 2025 | 2024 |
|---|---|---|
| Service revenue | $ 161,257 | $ 150,354 |
| Reimbursable expenses | 9,405 | 9,592 |
| Non-controlling interests | 313 | 188 |
| Total | $ 170,975 | $ 160,134 |

### Disaggregation of Revenue

Disaggregation of total revenue by segment and major source was as follows for the years ended December 31:

| | 2025 | | | 2024 | | |
|---|---|---|---|---|---|---|
| *(in thousands)* | Servicer and Real Estate | Origination | Total revenue | Servicer and Real Estate | Origination | Total revenue |
| Revenue recognized when services are performed or assets are sold | $ 116,630 | $ 34,777 | $ 151,407 | $ 109,198 | $ 29,940 | $ 139,138 |
| Revenue related to technology platforms and professional services | 9,427 | 736 | 10,163 | 10,741 | 663 | 11,404 |
| Reimbursable expenses revenue | 8,780 | 625 | 9,405 | 9,011 | 581 | 9,592 |
| Total revenue | $ 134,837 | $ 36,138 | $ 170,975 | $ 128,950 | $ 31,184 | $ 160,134 |

Disaggregation of service revenue by the timing of revenue recognition was as follow for the years ended December 31:

| *(in thousands)* | 2025 | 2024 |
|---|---|---|
| Over-time revenue recognition | $ 37,810 | $ 30,384 |
| Point-in-time revenue recognition | 123,447 | 119,970 |
| Total service revenue | $ 161,257 | $ 150,354 |

The timing of revenue recognition, billings, and cash collections results in billed, and unbilled accounts receivable (presented as accounts receivable on our consolidated balance sheets), and customer advances (presented as deferred revenue on our consolidated balance sheets), where applicable.

The over-time revenue recognition model consists primarily of the following services for which revenue is recognized over the period during which services are provided:

- For foreclosure trustee services, revenue is recognized as work progresses, in accordance with agreed upon milestones with full recognition upon completion and/or recording the related foreclosure deed
- For software-as-a-service ("SaaS") based technology to manage REO, we recognize revenue over the estimated average number of months the REO properties are on the platform before they are sold
- For vendor management transactions, revenue is recognized over the period during which services are provided
- For fund disbursement services, we recognize revenue over the period during which we perform the processing services with full recognition upon completion of the disbursements

- For residential real estate renovation services, we recognize revenue over time as work is completed, measured by the percentage of work performed relative to the total project. Field inspections by qualified professionals form a fundamental part of the Company's assessment, measure and documentation of work completed on real estate renovations. As of December 31, 2025, the value of unfulfilled renovation orders amounted to $3.7 million, with the majority of this backlog expected to be completed and recognized as revenue within the first quarter of 2026 and the remainder anticipated to be completed in the second quarter of 2026
- We recognize membership fees from Lender One members ratably over the term of membership
- For vendor management oversight SaaS, we recognize revenue over the period during which we perform the services.

**Transactions with Related Parties**

John G. Aldridge, Jr., the Managing Partner of Aldridge Pite LLP ("Aldridge Pite"), is a member of the Board of Directors of Altisource. Aldridge Pite provides eviction and other real estate related services to the Company and pays for the use of certain of the Company's technology in connection with providing these services. The Company recognized service revenue of $0.1 million and $0.1 million for the years ended December 31, 2025 and 2024, respectively, relating to services provided to Aldridge Pite.

**Contract Balances**

Our contract assets consist of unbilled accounts receivable (see Note 4). Our contract liabilities consist of current deferred revenue and other non-current liabilities as reported on the accompanying consolidated balance sheets. The deferred revenue opening and closing balances were as follows for the years ended December 31:

| (in thousands) | | 2025 | | 2024 |
|---|---|---|---|---|
| Deferred revenue, beginning balance | $ | 3,979 | $ | 3,204 |
| Revenue recognized that was included in the deferred revenue balance at the beginning of the period | | (3,801) | | (3,581) |
| Increase due to billing, excluding amounts recognized as revenue during the period | | 3,309 | | 4,356 |
| Deferred revenue, ending balance | $ | 3,487 | $ | 3,979 |

**NOTE 17 — COST OF REVENUE**

Cost of revenue principally includes payroll and employee benefits associated with personnel employed in customer service, operations and technology roles, fees paid to external providers related to the provision of services, reimbursable expenses, technology and telecommunications costs as well as depreciation and amortization of operating assets. The components of cost of revenue were as follows for the years ended December 31:

| (in thousands) | | 2025 | | 2024 |
|---|---|---|---|---|
| Outside fees and services | $ | 69,317 | $ | 59,808 |
| Compensation and benefits | | 31,115 | | 29,321 |
| Technology and telecommunications | | 11,848 | | 11,282 |
| Reimbursable expenses | | 9,405 | | 9,592 |
| Depreciation and amortization | | 380 | | 602 |
| Total | $ | 122,065 | $ | 110,605 |

**Transactions with Related Parties**

The Company recognized cost of revenue of $1.1 million and $1.0 million for the years ended December 31, 2025 and 2024, respectively, relating to services received from Aldridge Pite. As of December 31, 2025, the Company had no amounts payable to Aldridge Pite.

## NOTE 18 — SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses includes payroll and employee benefits associated with personnel employed in executive, sales and marketing, finance, technology, law, compliance, human resources, vendor management, facilities and risk management roles.  This category also includes professional services fees, occupancy costs, marketing costs, depreciation and amortization of non-operating assets and other expenses.  The components of selling, general and administrative expenses were as follows for the years ended December 31:

| *(in thousands)* | | 2025 | | 2024 |
| --- | --- | --- | --- | --- |
| Compensation and benefits | $ | 20,008 | $ | 19,212 |
| Professional services | | 5,157 | | 10,118 |
| Amortization of intangible assets | | 5,183 | | 5,080 |
| Occupancy related costs | | 3,388 | | 3,556 |
| Marketing costs | | 2,375 | | 2,051 |
| Depreciation and amortization | | 137 | | 395 |
| Other | | 4,728 | | 5,208 |
| Total | $ | 40,976 | $ | 45,620 |

## NOTE 19 — OTHER INCOME (EXPENSE), NET

Other income (expense), net consists of the following for the years ended December 31:

| *(in thousands)* | | 2025 | | 2024 |
| --- | --- | --- | --- | --- |
| Interest income (expense) | $ | 1,403 | $ | 1,029 |
| Other, net | | (147) | | 1,757 |
| Total | $ | 1,256 | $ | 2,786 |

## NOTE 20 — INCOME TAXES

The components of loss before income taxes and non-controlling interests consist of the following for the years ended December 31:

| *(in thousands)* | | 2025 | | 2024 |
| --- | --- | --- | --- | --- |
| Domestic - Luxembourg | $ | (14,147) | $ | (34,896) |
| Foreign - U.S. | | (4,347) | | (283) |
| Foreign - non-U.S. | | 4,348 | | 2,312 |
| Total | $ | (14,146) | $ | (32,867) |

The income tax benefit (provision) consists of the following for the years ended December 31:

| *(in thousands)* | **2025** | **2024** |
|---|---:|---:|
| Current: | | |
| Foreign - U.S. | (129) | (241) |
| Foreign - non-U.S. | 15,010 | (3,024) |
| | 14,881 | (3,265) |
| Deferred: | | |
| Domestic - Luxembourg | $ 387 | $ — |
| Foreign - U.S. | 712 | 341 |
| Foreign - non-U.S. | 94 | 343 |
| | 1,193 | 684 |
| Total: | | |
| Domestic - Luxembourg | $ 387 | $ — |
| Foreign - U.S. | 583 | 100 |
| Foreign - non-U.S. | 15,104 | (2,681) |
| | | |
| Income tax benefit (provision) | $ 16,074 | $ (2,581) |

On June 30, 2024, we exited the Uruguay free trade zone and, as a result, no longer benefit from the Uruguay tax holiday. The impact of this tax holiday decreased foreign taxes by $0.1 million (less than $0.01, per diluted share) for the year ended December 31 2024.

The Company accounts for certain income and expense items differently for financial reporting purposes and income tax purposes. We recognize deferred income tax assets and liabilities for these differences between the financial reporting basis and the tax basis of our assets and liabilities as well as expected benefits of utilizing net operating loss and credit carryforwards. We measure deferred income tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which we expect to recover or settle those temporary differences.

A summary of the tax effects of the temporary differences is as follows for the years ended December 31:

| *(in thousands)* | **2025** | **2024** |
|---|---:|---:|
| Non-current deferred tax assets: | | |
| Net operating loss carryforwards | $ 498,892 | $ 527,180 |
| Other non-U.S. deferred tax assets | 11,073 | 12,346 |
| Share-based compensation | 1,095 | 1,308 |
| Accrued expenses | 2,461 | 2,308 |
| U.S. federal and state tax credits | 482 | 622 |
| Depreciation | 8 | 14 |
| | | |
| Non-current deferred tax liabilities: | | |
| Intangible assets | (8,755) | (9,141) |
| Other | (278) | (611) |
| | 504,978 | 534,026 |
| Valuation allowance | (507,277) | (537,425) |
| | | |
| Non-current deferred tax liabilities, net | $ (2,299) | $ (3,399) |

A valuation allowance is provided when it is deemed more likely than not that some portion or all of a deferred tax asset will not be realized.  In determining whether a valuation allowance is needed requires an extensive analysis of positive and negative evidence regarding realization of the deferred tax assets and, inherent in that, an assessment of the likelihood of sufficient future taxable income.  When there is a cumulative pretax loss for financial reporting for the current and two preceding years (i.e., a three year cumulative loss), this is a significant element of negative evidence that would be difficult to overcome on a more likely than not or any other basis.  Therefore, the Company's valuation allowance was $507.3 million and $537.4 million as of December 31, 2025 and 2024, respectively.

The Company does not recognize deferred taxes on cumulative earnings of its U.S. and certain other non-Luxembourg subsidiaries because the Company intends for those earnings to be indefinitely reinvested.  There are no cumulative earnings in the Company's U.S. subsidiaries. The other non-Luxembourg earnings that are indefinitely reinvested as of December 31, 2025 were approximately $0.5 million which, if distributed, would result in additional tax due totaling $0.02 million.

The Company had a deferred tax asset of $498.9 million as of December 31, 2025 relating to Luxembourg, U.S. federal, state and foreign net operating losses compared to $527.2 million as of December 31, 2024.  As of December 31, 2025 and 2024, a valuation allowance of $497.8 million and $526.6 million, respectively, has been established related to Luxembourg net operating losses ("NOL").  The gross amount of net operating losses available for carryover to future years is approximately $2,088.7 million as of December 31, 2025 and approximately $2,112.5 million as of December 31, 2024.  These losses are scheduled to expire between the years 2026 and 2044. The current year Luxembourg deferred tax asset, and related valuation allowance, include a $2.9 million decrease related to a prior year correction of net operating losses. The correction had no impact on the deferred tax asset reported on the balance sheet or income tax expense on the income statement.

In addition, the Company had a deferred tax asset of $0.6 million and $0.8 million, respectively, as of December 31, 2025 and 2024 relating to state tax credits.  Some of the state tax credit carryforwards have an indefinite carryforward period.

The effective tax rate differs from the Luxembourg statutory tax rate due to tax rate differences on foreign earnings, changes in uncertain tax positions, state taxes, tax exempt income primarily from the sale of Pointillist and a valuation allowance against deferred tax assets the Company believes it is more likely than not will not be realized.

The following table reconciles the Luxembourg statutory tax rate to our effective tax rate for the years ended December 31:

| *(in thousands)* | 2025 | | 2024 | |
|---|---|---|---|---|
| | Amount | % of Pretax Income | Amount | % of Pretax Income |
| Statutory tax rate | $ (3,377) | 23.87 % | $ (8,197) | 24.94 % |
| | | | | |
| Domestic - Luxembourg: | | | | |
| Nontaxable and nondeductible items (loss on treasury shares) | (802) | 5.67 | (36,991) | 112.55 |
| Nontaxable and nondeductible items (gain on debt) | 1,220 | (8.62) | — | — |
| Nontaxable and nondeductible items (intercompany) | 3,438 | (24.30) | — | — |
| Change in enacted rates | 22,208 | (156.99) | — | — |
| Change in valuation allowance | (30,028) | 212.27 | 45,615 | (138.79) |
| Other | 6,953 | (49.15) | 79 | (0.24) |
| | | | | |
| Foreign tax effects: | | | | |
| India: | | | | |
| Tax rate differences on foreign earnings | 414 | (2.93) | (148) | 0.45 |
| Local statutory accounting differences | (252) | 1.78 | 234 | (0.71) |
| Effect of cross-border tax laws | 968 | (6.84) | 25 | (0.08) |
| Other | 63 | (0.45) | (98) | 0.30 |
| | | | | |
| United States: | | | | |
| Tax rate differences on foreign earnings | 40 | (0.27) | (95) | 0.29 |
| Excess tax benefits on share-based payments | 458 | (3.24) | 419 | (1.27) |
| Change in valuation allowance | — | — | (9,168) | 27.90 |
| Nontaxable and nondeductible items (unrecognized tax loss) | — | — | 9,168 | (27.90) |
| Other | (42) | 0.30 | 43 | (0.13) |
| | | | | |
| Other foreign jurisdictions | (46) | 0.33 | 44 | (0.14) |
| | | | | |
| Worldwide changes in unrecognized tax benefits | (17,289) | 122.22 | 1,651 | (5.02) |
| | | | | |
| Effective tax rate | $ (16,074) | 113.65 % | $ 2,581 | (7.85)% |

The Company follows ASC Topic 740 which clarifies the accounting and disclosure for uncertainty in tax positions. We analyzed our tax filing positions in the domestic and foreign tax jurisdictions where we are required to file income tax returns as well as for all open tax years subject to audit in these jurisdictions. The Company has open tax years in the United States (2018 through 2024), India (2011 through 2025) and Luxembourg (2017 through 2024).

Under Luxembourg legal and regulatory requirements, the public offering of common stock and the share-based compensation are issued out of treasury shares. The difference between the cost of treasury shares when acquired and when reissued results in tax deductible losses of $3.4 million and $26.4 million for the years ended December 31, 2025 and 2024, respectively.

The following table summarizes changes in unrecognized tax benefits during the years ended December 31:

| (in thousands) | | 2025 | | 2024 |
|---|---|---|---|---|
| Amount of unrecognized tax benefits as of the beginning of the year | $ | 10,240 | $ | 9,208 |
| Decreases as a result of tax positions taken in a prior period | | (7,969) | | (191) |
| Increases as a result of tax positions taken in a prior period | | — | | 1,009 |
| Increases as a result of tax positions taken in the current period | | 112 | | 214 |
| | | | | |
| Amount of unrecognized tax benefits as of the end of the year | $ | 2,383 | $ | 10,240 |

The total amount of unrecognized tax benefits including interest and penalties that, if recognized, would affect the effective tax rate is $3.3 million and $19.2 million as of December 31, 2025 and 2024, respectively. The Company recognizes interest, if any, related to unrecognized tax benefits as a component of income tax expense. As of December 31, 2025 and 2024, the Company had recorded accrued interest and penalties related to unrecognized tax benefits of $1.1 million and $9.1 million, respectively. During the second quarter of 2025, management concluded that certain of its India tax positions for several years were more likely than not to be sustained based on current quarter developments. As a result, the Company recognized a net income tax benefit of $17.7 million, comprised of a $9.6 million reversal of its reserve for uncertain tax positions related to its India operations and a $9.0 million reversal of associated accrued interest, partially offset by related Mauritius Income tax expense of $0.9 million.

The following table summarizes Income taxes paid (net of refunds received) for the years ended December 31:

| (in thousands) | | 2025 | | 2024 |
|---|---|---|---|---|
| Foreign: | | | | |
| India | $ | (915) | $ | 1,228 |
| United States - federal | | 640 | | 690 |
| United States - state | | 84 | | 134 |
| Other | | 178 | | 1 |
| | | | | |
| Total income taxes paid, net of refunds received | $ | (13) | $ | 2,053 |

## NOTE 21 — EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share: is computed by dividing net earnings (loss) available to common shareholders by the weighted average number of common shares outstanding for the period. For the year ended December 31, 2025, diluted earnings (loss) per share reflects the assumed conversion of all dilutive securities using the treasury stock method. For the year ended December 31, 2025 diluted net earnings (loss) per share excludes all dilutive securities because their impact would be anti-dilutive, as described below. Basic and diluted (loss) earnings per share has been retroactively adjusted for all prior periods presented to reflect the effects of the Share Consolidation.

Basic and diluted earnings (loss) per share: are calculated as follows for the years ended December 31:

| (in thousands, except per share data) | | 2025 | | 2024 |
|---|---|---|---|---|
| Net income (loss) attributable to Altisource | $ | 1,615 | $ | (35,636) |
| | | | | |
| Weighted average common shares outstanding, basic | | 10,066 | | 3,567 |
| | | | | |
| Weighted average common shares outstanding, diluted | | 11,067 | | 3,567 |
| | | | | |
| Earnings (loss) per share: | | | | |
| Basic | $ | 0.16 | $ | (9.99) |
| Diluted | $ | 0.15 | $ | (9.99) |

For the years ended December 31, 2025 and 2024, 0.1 million and 0.3 million, respectively, stock options, warrants, restricted shares and RSUs were excluded from the computation of earnings (loss) per share as a result of the following:

- For the year ended December 31, 2024, 0.1 million (no comparative amount for the year ended December 31, 2025) stock options, warrants, restricted shares and RSUs were anti-dilutive and have been excluded from the computation of diluted earnings (loss) per share because the Company incurred a net loss.

- For the years ended December 31, 2025 and 2024, less than 0.1 million and less than 0.1 million, respectively, stock options were anti-dilutive and have been excluded from the computation of diluted earnings (loss) per share because their exercise price was greater than the average market price of our common stock.

- For the years ended December 31, 2025 and 2024, 0.1 million and 0.1 million, respectively, stock options, restricted shares and RSUs, which begin to vest upon the achievement of certain market criteria related to our common stock price, performance criteria and a total shareholder return compared to the market benchmark, have been excluded from the computation of diluted earnings (loss) per share because the achievement levels have not yet been met.

## NOTE 22 — COMMITMENTS, CONTINGENCIES AND REGULATORY MATTERS

We record a liability for contingencies if an unfavorable outcome is probable and the amount of loss can be reasonably estimated, including expected insurance coverage. For proceedings where the reasonable estimate of loss is a range, we record a best estimate of loss within the range.

### Litigation

We are currently involved in legal actions in the course of our business, most of which seek monetary damages. Although the outcome of these proceedings cannot be predicted with certainty, we currently believe that their outcome, both individually and in the aggregate, other than as described below, will not have a material impact on our financial condition, results of operations or cash flows.

*National Fair Housing Alliance v. Altisource Solutions, Inc., et al.*

On or about February 1, 2018, the National Fair Housing Alliance ("NFHA") and eighteen regional housing groups (collectively, the "Plaintiffs") filed a civil complaint, subsequently amended, against Altisource Solutions, Inc. ("ASI"), a wholly owned subsidiary of the Company, Deutsche Bank National Trust, as Trustee, Deutsche Bank Trust Company Americas, as Trustee, and Ocwen Loan Servicing, LLC (n/k/a Onity Group, Inc.) (collectively, the "Defendants") in the United States District Court for the Northern District of Illinois (the "Litigation"). The complaint alleged violations of the federal Fair Housing Act in connection with the maintenance and marketing of certain real estate owned properties.

On February 11, 2026, Defendants entered into a settlement agreement (the "Settlement Agreement") with the Plaintiffs, providing for a full release of claims against the defendants and dismissal of the Litigation with prejudice. Altisource recorded a $7.5 million loss for the year ended December 31, 2025 reflecting the settlement and associated defense costs. The Settlement Agreement contains customary terms and conditions and does not include any admission of liability, fault or unlawful conduct by the defendants.

The Company expects to fund its portion of the settlement from available cash. The Company expects that a significant portion of the liability may be eligible for reimbursement under applicable insurance, subject to the terms and conditions of the applicable insurance policies. However, one insurer is disputing the extent of its available insurance coverage. There can be no assurance as to the timing or amount of any such reimbursement, if any.

### Regulatory Matters

Periodically, we are subject to audits, examinations and investigations by governmental authorities and receive subpoenas, civil investigative demands or other requests for information from such governmental authorities in connection with their regulatory or investigative authority. We are currently responding to such inquiries from governmental authorities relating to certain aspects of our business. We believe it is premature to predict the potential outcome or to estimate any potential financial impact in connection with these inquiries.

### Onity Related Matters

As discussed in Note 3, during the year ended December 31, 2025, Onity was our largest customer, accounting for 42% of our total revenue. Additionally, 5% of our revenue for the year ended December 31, 2025 was earned on the loan portfolios serviced by Onity, when a party other than Onity or the MSR owner selected Altisource as the service provider.

Onity has disclosed that it is subject to a number of ongoing federal and state regulatory examinations, consent orders, inquiries, subpoenas, civil investigative demands, requests for information and other actions and is subject to pending and threatened legal proceedings, some of which include claims against Onity for substantial monetary damages. Previous regulatory actions against Onity have subjected Onity to independent oversight of its operations and placed certain restrictions on its ability to acquire servicing rights or proceed with default-related actions on the loans it services. Existing or future similar matters could result in adverse regulatory or other actions against Onity. In addition to the above, Onity may become subject to future adverse regulatory or other actions.

Onity has disclosed that Rithm is one of its largest servicing clients. As of December 31, 2025, Onity reported that approximately 10% of loans serviced and subserviced by Onity (measured in UPB) and approximately 50% of all delinquent loans that Onity services were related to Rithm MSRs or rights to MSRs. In November 2025, Onity disclosed that it had received notification from Rithm that Rithm does not intend to renew its subservicing agreements with Onity effective January 31, 2026.

The termination of Onity's subservicing agreements with Rithm may have significant adverse effects on Onity's business. Additionally, Altisource's revenue from Onity and Rithm (and revenue associated with the Rithm MSRs) will be reduced and our results of operations will be adversely affected by this termination.

The existence or outcome of Onity regulatory matters or Onity's loss of significant clients may have significant adverse effects on Onity's business. For example, Onity may be required to alter the way it conducts business, including the parties it contracts with for services, it may be required to seek changes to its existing pricing structure with us, it may lose its non-government-sponsored enterprise ("GSE") servicing rights or subservicing arrangements or may lose one or more of its state servicing or origination licenses. Additional regulatory actions or adverse financial developments may impose additional restrictions on or require changes in Onity's business that could require it to sell assets or change its business operations. Any or all of these effects and others could result in our eventual loss of Onity as a customer or a reduction in the number and/or volume of services it purchases from us or the loss of other customers.

If any of the following events occurred, Altisource's revenue could be significantly reduced and our results of operations could be materially adversely affected, including from the possible impairment or write-off of goodwill, intangible assets, property and equipment, other assets and accounts receivable:

- Altisource loses Onity as a customer or there is a significant reduction in the volume of services it purchases from us
- Onity loses, sells or transfers a significant portion of its GSE or Federal Housing Administration servicing rights or subservicing arrangements or remaining other servicing rights or subservicing arrangements and Altisource fails to be retained as a service provider
- Onity loses state servicing licenses in states with a significant number of loans in Onity's servicing portfolio
- Onity is subject to stays, moratoriums, suspensions or other restrictions that limit or delay default-related actions on the loans it services
- The contractual relationship between Onity and Altisource changes significantly or there are significant changes to our pricing to Onity for services from which we generate material revenue
- Altisource otherwise fails to be retained as a service provider.

The foregoing list is not intended to be exhaustive. Management cannot predict whether any of these events or other events will occur or the amount of any impact they may have on Altisource.

**Leases**

We lease certain premises and equipment, primarily consisting of office space. Certain of our leases include options to renew at our discretion or terminate leases early, and these options are considered in our determination of the expected lease term. Certain of our lease agreements include rental payments adjusted periodically for inflation. Our lease agreements generally do not contain any material residual value guarantees or material restrictive covenants. We sublease certain office space to third parties. Sublease income was $0.2 million and $0.6 million for the years ended December 31, 2025 and 2024, respectively. The amortization periods of right-of-use assets are generally limited by the expected lease term. Our leases generally have expected lease terms at adoption of one to six years.

Information about our lease terms and our discount rate assumption were as follows as of December 31:

| | 2025 | 2024 |
|---|---|---|
| Weighted average remaining lease term (in years) | 1.41 | 1.87 |
| Weighted average discount rate | 8.05 % | 7.93 % |

Our lease activity was as follows for the years ended December 31:

| (in thousands) | 2025 | 2024 |
|---|---|---|
| Operating lease costs: | | |
| Selling, general and administrative expense | $ 1,596 | $ 1,747 |
| | | |
| Cash used in operating activities for amounts included in the measurement of lease liabilities | $ 1,655 | $ 1,794 |
| Short-term (twelve months or less) lease costs | 93 | 20 |

Maturities of our lease liabilities as of December 31, 2025 are as follows:

| (in thousands) | Operating lease obligations |
|---|---|
| 2026 | $ 922 |
| 2027 | 178 |
| 2028 | 104 |
| 2029 | 52 |
| Total lease payments | 1,256 |
| Less: interest | (109) |
| | |
| Present value of lease liabilities | $ 1,147 |

We have executed no standby letters of credit related to office leases that are secured by restricted cash balances.

**Escrow and Other Balances**

We hold customers' assets in escrow and other accounts at various financial institutions pending completion of certain real estate activities and construction review activities. These amounts are held in escrow and other accounts for limited periods of time and are not included in the accompanying consolidated balance sheets. Amounts held in escrow and other accounts were $50.5 million and $20.4 million as of December 31, 2025 and 2024, respectively.

**NOTE 23 — SEGMENT REPORTING**

Our business segments are based upon our organizational structure, which focuses primarily on the services offered, and are consistent with the internal reporting used by our Chief Executive Officer (our chief operating decision maker) to evaluate operating performance and to assess the allocation of our resources.

We conduct our operations through two reportable segments: *Servicer and Real Estate* and *Origination*. In addition, we report *Corporate and Others* separately.

The *Servicer and Real Estate* segment provides loan servicers and real estate investors with solutions and technologies that span the mortgage and real estate lifecycle. The *Origination* segment provides originators with solutions and technologies that span the mortgage origination lifecycle. *Corporate and Others* includes interest expense and costs related to corporate functions including executive, infrastructure and certain technology groups, finance, law, compliance, human resources, vendor management, facilities, risk management, and eliminations between reportable segments.

Income (loss) before income taxes and non-controlling interests is the measure of segment profit and loss that is determined in accordance with the measurement principles used in measuring the corresponding amounts in the consolidated financial statements and used by the chief operating decision maker to evaluate segment results.

**Financial Information**

Financial information for our segments is as follows:

| (in thousands) | For the year ended December 31, 2025 | | | |
| | Servicer and Real Estate | Origination | Corporate and Others | Consolidated Altisource |
| --- | --- | --- | --- | --- |
| Revenue | $ 134,837 | $ 36,138 | $ — | $ 170,975 |
| Cost of revenue | 86,752 | 28,861 | 6,452 | 122,065 |
| Gross profit (loss) | 48,085 | 7,277 | (6,452) | 48,910 |
| Selling, general and administrative expenses | 7,503 | 7,162 | 26,311 | 40,976 |
| Litigation settlement loss (Note 22) | 7,517 | — | — | 7,517 |
| Income (loss) from operations | 33,065 | 115 | (32,763) | 417 |
| | | | | |
| Other income (expense), net: | | | | |
| Interest income (expense) | (119) | (5) | (12,049) | (12,173) |
| Debt amendment costs | — | — | (3,646) | (3,646) |
| Other, net[1] | 347 | — | 909 | 1,256 |
| Total other income (expense), net | 228 | (5) | (14,786) | (14,563) |
| | | | | |
| Income (loss) before income taxes and non-controlling interests | $ 33,293 | $ 110 | $ (47,549) | $ (14,146) |

1. Servicer and Real Estate other income is primarily interest income. Corporate and Others other income primarily include other non-operating gains and losses.

| (in thousands) | For the year ended December 31, 2024 | | | |
| | Servicer and Real Estate | Origination | Corporate and Others | Consolidated Altisource |
| --- | --- | --- | --- | --- |
| Revenue | $ 128,950 | $ 31,184 | $ — | $ 160,134 |
| Cost of revenue | 79,631 | 24,473 | 6,501 | 110,605 |
| Gross profit (loss) | 49,319 | 6,711 | (6,501) | 49,529 |
| Selling, general and administrative expenses | 11,421 | 6,584 | 27,615 | 45,620 |
| Loss on sale of business[1] | — | — | 685 | 685 |
| Income (loss) from operations | 37,898 | 127 | (34,801) | 3,224 |
| | | | | |
| Other income (expense), net | | | | |
| Interest income (expense) | (30) | — | (38,847) | (38,877) |
| Other, net[2] | 150 | — | 2,636 | 2,786 |
| Total other income (expense), net | 120 | — | (36,211) | (36,091) |
| | | | | |
| Income (loss) before income taxes and non-controlling interests | $ 38,018 | $ 127 | $ (71,012) | $ (32,867) |

1. Loss on sale of business includes a $0.7 million loss in connection with the indemnity escrow from the Pointillist sale.
2. Servicer and Real Estate other income is primarily interest income. Corporate and Others other income primarily include other non-operating gains and losses.

**Total Assets**

Total assets for our segments are as follows:

| (in thousands) | Servicer and Real Estate | | Origination | | Corporate and Others | | Consolidated Altisource | |
|---|---|---|---|---|---|---|---|---|
| Total assets: | | | | | | | | |
| December 31, 2025 | $ | 56,545 | $ | 47,271 | $ | 35,985 | $ | 139,801 |
| December 31, 2024 | | 58,000 | | 47,251 | | 38,355 | | 143,606 |

# ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## ITEM 9A. CONTROLS AND PROCEDURES

### Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to our management, including the Chairman and Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

As of December 31, 2025, an evaluation was conducted under the supervision and with the participation of our management, including our Chairman and Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act). Based on this evaluation, such officers have concluded that our disclosure controls and procedures were effective as of December 31, 2025.

### Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2025 based on criteria established in *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As a result of this assessment, management concluded that, as of December 31, 2025, our internal control over financial reporting was effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

### Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the quarter ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

### Limitations on Controls

Our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives as specified above. Management does not expect, however, that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all error and fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.

## ITEM 9B. OTHER INFORMATION

### Director and Officer Trading Arrangements

During the three months ended December 31, 2025, no director or officer of the Company adopted, modified or terminated a "Rule 10b5-1 trading arrangement" or "non-rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

## ITEM 9C. DISCLOSURES REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

**PART III**

## ITEM 10.  DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is incorporated herein by reference to our definitive proxy statement in connection with our 2026 annual meeting of shareholders to be filed pursuant to Regulation 14A under the Exchange Act.

The Company maintains an insider trading policy designed to ensure compliance with applicable securities laws by its directors, executive officers, and employees. This policy governs the purchase, sale, and other dispositions of the Company's securities and is intended to promote ethical conduct and prevent insider trading. The full text of the insider trading policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K.

## ITEM 11.  EXECUTIVE COMPENSATION

The information required by this item is incorporated herein by reference to our definitive proxy statement in connection with our 2026 annual meeting of shareholders to be filed pursuant to Regulation 14A under the Exchange Act.

## ITEM 12.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated herein by reference to our definitive proxy statement in connection with our 2026 annual meeting of shareholders to be filed pursuant to Regulation 14A under the Exchange Act.

## ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated herein by reference to our definitive proxy statement in connection with our 2026 annual meeting of shareholders to be filed pursuant to Regulation 14A under the Exchange Act.

## ITEM 14.  PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is incorporated herein by reference to our definitive proxy statement in connection with our 2026 annual meeting of shareholders to be filed pursuant to Regulation 14A under the Exchange Act.

## ITEM 15.   EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a)        The following documents are filed as part of this annual report.

1.         *Financial Statements*

           See Item 8 above.

2.         *Financial Statement Schedules:*

           Financial statements schedules are omitted because they are not required or applicable or the required information is included elsewhere in this Annual Report on Form 10-K.

3.         *Exhibits*:

| Exhibit Number | Exhibit Description |
| --- | --- |
| 3.1 | Amended and Restated Articles of Incorporation of Altisource Portfolio Solutions S.A. (incorporated by reference to Exhibit 3.1 to the Company's Form 10-Q filed with the SEC on October 23, 2025) |
| 4.2 | Warrant Agent Agreement (including forms of Warrant issued on April 3, 2025 (incorporated by reference to Exhibit 4.1 to the Company's Form 8-K filed with the SEC on April 2, 2025)) |
| 4.3* | Description of Securities |
| 10.1 | Services Agreement, dated as of August 10, 2009, by and between Altisource Solutions S.à r.l. and Ocwen Financial Corporation (incorporated by reference to Exhibit 10.6 of the Registrant's Current Report on Form 8-K as filed with the SEC on August 13, 2009) |
| 10.2 | Intellectual Property Agreement, dated as of August 10, 2009, by and between Altisource Solutions S.à r.l. and Ocwen Financial Corporation (incorporated by reference to Exhibit 10.8 of the Registrant's Current Report on Form 8-K as filed with the SEC on August 13, 2009) |
| 10.3 † | Employment Contract between Altisource Solutions S.à r.l. and William B. Shepro (incorporated by reference from Exhibit 10.9 to Amendment No. 1 to the Registration Statement on Form 10 of Altisource Portfolio Solutions S.A. as filed with the SEC on June 29, 2009) |
| 10.4 † | First Amendment to the Employment Contract dated as of August 15, 2012 between Altisource Solutions S.à r.l. and William B. Shepro (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed with the SEC on August 20, 2012) |
| 10.5 | Services Agreement, dated as of October 1, 2012, by and between Ocwen Mortgage Servicing, Inc. and Altisource Solutions S.à r.l. (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed with the SEC on October 5, 2012) |
| 10.6 | First Amendment to Services Agreement, dated as of October 1, 2012, by and between Ocwen Financial Corporation and Altisource Solutions S.à r.l. (incorporated by reference to Exhibit 10.6 of the Company's Form 8-K filed with the SEC on October 5, 2012) |
| 10.7 | Second Amendment to Services Agreement, dated as of March 29, 2013, by and between Ocwen Financial Corporation and Altisource Solutions S.à r.l. (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed with the SEC on April 4, 2013) |
| 10.8 | First Amendment to Services Agreement, dated as of March 29, 2013, by and between Ocwen Mortgage Servicing, Inc. and Altisource Solutions S.à r.l. (incorporated by reference to Exhibit 10.5 of the Company's Form 8-K filed with the SEC on April 4, 2013) |
| 10.9 † | Form of Non-Qualified Stock Option Award Agreement (incorporated by reference to Exhibit 10.3 of the Company's Form 10-Q filed with the SEC on July 23, 2015) |
| 10.10 † | Form of Director Restricted Share Award Agreement (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed with the SEC on August 24, 2016) |
| 10.11 † | Form of Non-Qualified Stock Option Award Agreement (2017 Performance-Based Stock Options) (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed with the SEC on April 13, 2017) |
| 10.12 † | Form of Non-Qualified Stock Option Award Agreement (Service Revenue Stock Options) (incorporated by reference to Exhibit 10.2 of the Company's Form 8-K filed with the SEC on April 13, 2017) |

| 10.13 ** | Cooperative Brokerage Agreement, dated as of August 28, 2017, between REALHome Services and Solutions, Inc., REALHome Services and Solutions - CT, Inc. and New Residential Sales Corp. (incorporated by reference to Exhibit 10.8 of the Company's Form 10-Q filed with the SEC on October 26, 2017) |
|---|---|
| 10.14 ** | Letter Agreement, dated as of August 28, 2017, between New Residential Investment Corp., New Residential Mortgage LLC, REALHome Services and Solutions, Inc., REALHome Services and Solutions - CT, Inc. and Altisource Solutions S.à r.l. (incorporated by reference to Exhibit 10.9 of the Company's Form 10-Q filed with the SEC on October 26, 2017) |
| 10.15 ** | First Amendment to the Cooperative Brokerage Agreement, dated as of November 16, 2017, between REALHome Services and Solutions, Inc., REALHome Services and Solutions - CT, Inc. and New Residential Sales Corp. (incorporated by reference to Exhibit 10.71 of the Company's Form 10-K filed with the SEC on February 22, 2018) |
| 10.16 ** | Second Amendment to the Cooperative Brokerage Agreement, dated as of January 18, 2018, between REALHome Services and Solutions, Inc., REALHome Services and Solutions - CT, Inc. and New Residential Sales Corp. (incorporated by reference to Exhibit 10.72 of the Company's Form 10-K filed with the SEC on February 22, 2018) |
| 10.17 | Third Amendment to the Cooperative Brokerage Agreement, dated as of March 23, 2018, between REALHome Services and Solutions, Inc., REALHome Services and Solutions - CT, Inc. and New Residential Sales Corp. (incorporated by reference to Exhibit 10.1 of the Company's Form 10-Q filed with the SEC on April 26, 2018) |
| 10.18 † | Form of Non-Qualified Stock Option Award Agreement (2018 Performance-Based Stock Options) (incorporated by reference to Exhibit 10.2 of the Company's Form 10-Q filed with the SEC on April 26, 2018) |
| 10.19 | Fourth Amendment to the Cooperative Brokerage Agreement, dated as of September 11, 2018, between REALHome Services and Solutions, Inc., REALHome Services and Solutions - CT, Inc. and New Residential Sales Corp. (incorporated by reference to Exhibit 10.4 of the Company's Form 10-Q filed with the SEC on October 25, 2018) |
| 10.20 † | Second Amended and Restated Employment Contract dated as of November 6, 2018 between Altisource Solutions S.à r.l. and Gregory J. Ritts (incorporated by reference to Exhibit 10.78 of the Company's Form 10-K filed with the SEC on February 26, 2019) |
| 10.21 ** | Binding Term Sheet dated as of February 22, 2019 between Altisource S.à r.l., Ocwen Financial Corporation and Ocwen Mortgage Servicing, Inc. (incorporated by reference to Exhibit 10.1 of the Company's Form 10-Q filed with the SEC on April 25, 2019) |
| 10.22 | Binding Term Sheet dated as of May 5, 2021 between Altisource S.à r.l., Ocwen Financial Corporation and Ocwen USVI Services, LLC (incorporated by reference to Exhibit 10.1 of the Company's Form 10-Q filed with the SEC on May 10, 2021) |
| 10.23 † | Altisource Portfolio Solutions S.A. Amended and Restated 2009 Equity Incentive Plan, dated as of February 18, 2025 (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed February 18, 2025) |
| 10.24 ** | Exchange First Lien Loan Credit Agreement, dated February 19, 2025 by and among Altisource S.à r.l. and Altisource Portfolio Solutions S.A., Cantor Fitzgerald Securities, as Administrative Agent and Collateral Agent, and the Lenders party thereto (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed with the SEC on February 25, 2025) |
| 10.25 ** | Super Senior Loan Credit Agreement, dated as of February 19, 2025 by and among Altisource S.à r.l. and Altisource Portfolio Solutions S.A., Cantor Fitzgerald Securities, as Administrative Agent and Collateral Agent, and the Lenders party thereto (incorporated by reference to Exhibit 10.2 of the Company's Form 8-K filed with the SEC on February 25, 2025) |
| 10.26 | Exchange Agreement, dated as of February 19, 2025 by and among Altisource S.à r.l. and Altisource Portfolio Solutions S.A., and the Lenders party thereto (incorporated by reference to Exhibit 10.3 of the Company's Form 8-K filed with the SEC on February 25, 2025) |
| 10.27 | Registration Rights Agreement, dated as of February 19, 2025 by and among Altisource Portfolio Solutions S.A. and the investors party thereto (incorporated by reference to Exhibit 10.4 of the Company's Form 8-K filed with the SEC on February 25, 2025) |
| 10.28 | Form of Director Nomination Agreement (incorporated by reference to Exhibit 10.5 of the Company's Form 8-K filed with the SEC on February 25, 2025) |
| 10.29 † | Form of Restricted Stock Award Agreement (Service-Based Restricted Shares) (incorporated by reference to Exhibit 10.33 of the Company's Form 10-K filed with the SEC on March 1, 2025) |
| 19.1 | Prevention of Insider Trading and Other Prohibitions (incorporated by reference to Exhibit 19.1 of the Company's Form 10-K filed with the SEC on March 1, 2025) |

| | | |
|---|---|---|
| 21.1 * | | Subsidiaries of the Registrant |
| 23.1 * | | Consent of Independent Registered Public Accounting Firm (RSM US LLP) |
| 31.1 * | | Section 302 Certification of the Chief Executive Officer pursuant to Exchange Act Rule 13a-14(a) |
| 31.2 * | | Section 302 Certification of the Chief Financial Officer pursuant to Exchange Act Rule 13a-14(a) |
| 32.1 * | | Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |
| 97.1 | | Clawback Policy (incorporated by reference to Exhibit 97.1 of the Company's Form 10-K/A filed with the SEC on April 1, 2025) |
| 101* | | Pursuant to Rule 405 of Regulation S-T, the following financial information from the Company's Annual Report on Form 10-K for the year ended December 31, 2025 is formatted in Inline XBRL interactive data files: (i) Consolidated Balance Sheets as of December 31, 2025 and December 31, 2024; (ii) Consolidated Statements of Operations and Comprehensive Income (Loss) for each of the years in the two-year period ended December 31, 2025; (iii) Consolidated Statements of Equity (Deficit) for each of the years in the two-year period ended December 31, 2025 (iv) Consolidated Statements of Cash Flows for each of the years in the two-year period ended December 31, 2025; (v) Notes to Consolidated Financial Statements; and (vi) Financial Statement Schedule. |
| 104* | | Cover Page Interactive Data File formatted as Inline XBRL and contained in Exhibit 101 |

_____

| | |
|---|---|
| * | Filed herewith |
| ** | The schedules and exhibits to this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplemental copies of omitted schedules and exhibits upon request by the SEC. |
| † | Denotes management contract or compensatory arrangement |

# SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2026

**Altisource Portfolio Solutions S.A.**

By: /s/ William B. Shepro

Name: William B. Shepro

Title: Chairman and Chief Executive Officer
(Principal Executive Officer)

By: /s/ Michelle D. Esterman

Name: Michelle D. Esterman

Title: Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ William B. Shepro<br>William B. Shepro | Chairman and Chief Executive Officer<br>(Principal Executive Officer) | March 4, 2026 |
| /s/ Joseph L. Morettini<br>Joseph L. Morettini | Director | March 4, 2026 |
| /s/ Roland Müller-Ineichen<br>Roland Müller-Ineichen | Director | March 4, 2026 |
| /s/ John G. Aldridge<br>John G. Aldridge | Director | March 4, 2026 |
| /s/ Mary Hickok<br>Mary Hickok | Director | March 4, 2026 |
| /s/ Michelle D. Esterman<br>Michelle D. Esterman | Chief Financial Officer<br>(Principal Financial Officer and Principal Accounting Officer) | March 4, 2026 |